   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 25, 1999
                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------

                                    FORM S-3

                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933
                           --------------------------

                             TRAMMELL CROW COMPANY
             (Exact name of Registrant as specified in its charter)

                      DELAWARE                                             75-2721454
          (State or other jurisdiction of                               (I.R.S. Employer
           incorporation or organization)                             Identification No.)

                          2001 ROSS AVENUE, SUITE 3400
                              DALLAS, TEXAS 75201
                                 (214) 863-3000

    (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)
                           --------------------------

                                GEORGE L. LIPPE
                            CHIEF EXECUTIVE OFFICER
                             TRAMMELL CROW COMPANY
                          2001 ROSS AVENUE, SUITE 3400
                              DALLAS, TEXAS 75201
                                 (214) 863-3000

 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                           --------------------------

                                   COPIES TO:

         JEFFREY E. ELDREDGE                           JI HOON HONG
         J. CHRISTOPHER KIRK                       SHEARMAN & STERLING
        VINSON & ELKINS L.L.P.                     599 LEXINGTON AVENUE
      3700 TRAMMELL CROW CENTER                  NEW YORK, NEW YORK 10022
           2001 ROSS AVENUE                           (212) 848-4000
         DALLAS, TEXAS 75201
            (214) 220-7700

                           --------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.
                           --------------------------

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /
                           --------------------------

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /
                           --------------------------

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: / /

                        CALCULATION OF REGISTRATION FEE

                                                                   PROPOSED MAXIMUM    PROPOSED MAXIMUM
        TITLE OF EACH CLASS OF                 AMOUNT TO            OFFERING PRICE        AGGREGATE           AMOUNT OF
     SECURITIES TO BE REGISTERED             BE REGISTERED           PER SHARE(2)     OFFERING PRICE(2)    REGISTRATION FEE
Common Stock, par value $0.01 per
  share...............................    5,750,000 shares(1)          $17.875           $102,781,250          $28,574

(1) Includes 750,000 shares that may be sold pursuant to an over-allotment option granted to the Underwriters.

(2) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) using the high and low sale prices reported on the New York Stock Exchange for the Registrant's Common Stock on February 22, 1999.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS (SUBJECT TO COMPLETION)
            , 1999

                                5,000,000 SHARES
                             TRAMMELL CROW COMPANY

                                  COMMON STOCK
                                 --------------

SELLING STOCKHOLDERS ARE OFFERING ALL OF THE SHARES TO BE SOLD IN THE OFFERING.
   WE WILL NOT RECEIVE ANY PROCEEDS FROM THE OFFERING. IN 1991, OUR REAL
       ESTATE SERVICES BUSINESS WAS SEPARATED FROM THE COMMERCIAL REAL
        ESTATE ASSET BASE OWNED BY OUR PREDECESSOR. WE CONTINUED
               TO OPERATE THE REAL ESTATE SERVICES BUSINESS WHILE
                    OWNERSHIP OF THE COMMERCIAL REAL ESTATE
                      ASSET BASE WAS SEGREGATED INTO
                           SEPARATE ENTITIES WITH
                                  INDEPENDENT
                              MANAGEMENT AND
                                   OPERATIONS.

                              -------------------

   THE COMMON STOCK IS LISTED ON THE NEW YORK STOCK EXCHANGE UNDER THE SYMBOL "TCC." ON FEBRUARY 24, 1999, THE REPORTED LAST SALE PRICE OF THE COMMON STOCK
             ON THE NEW YORK STOCK EXCHANGE WAS $16.00 PER SHARE.

                              -------------------

                 INVESTING IN THE COMMON STOCK INVOLVES RISKS.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 10.

                               -----------------

                            PRICE $          A SHARE
                              -------------------

                                                                            UNDERWRITING        PROCEEDS TO
                                                          PRICE TO         DISCOUNTS AND          SELLING
                                                           PUBLIC           COMMISSIONS         STOCKHOLDERS
                                                     ------------------  ------------------  ------------------
PER SHARE..........................................          $                   $                   $
TOTAL..............................................          $                   $                   $

    THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED OF THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                              -------------------

    THE SELLING STOCKHOLDERS HAVE GRANTED THE UNDERWRITERS THE RIGHT TO PURCHASE UP TO AN ADDITIONAL 750,000 SHARES TO COVER OVER-ALLOTMENTS. MORGAN STANLEY &
CO. INCORPORATED EXPECTS TO DELIVER THE SHARES TO PURCHASERS ON             ,
1999.

                              -------------------

MORGAN STANLEY DEAN WITTER
        BANCBOSTON ROBERTSON STEPHENS
            BT ALEXQ BROWN
                                                    DONALDSON, LUFKIN & JENRETTE

            , 1999.

    The artwork on the inside front cover of the gatefold is a landscape-format, two-page, tan, gray, blue, black, and white-colored depiction of: (a) a map of the continental United States and the southern portion of Canada, three small inset maps of Asia, South America and Europe, the Company's logo, "Trammell Crow Company," presented in white lettering inside a black box that is outlined in blue and gray, logos of some of the Company's major clients and a small black inset box with the following text in white block lettering: "Crow Holdings International" is an entity with which the Company has a strategic alliance but in which the Company has no ownership interest" (in the upper four-fifths); and
(b) a boxed, black, white and blue-colored listing of the cities and states of the Company's North American locations (labeled "North American Locations")(in the lower one-fifth).

    Scattered across the map of the continental U.S. are triangles which correspond to the cities in the boxed listing described above. Within the inset maps of Asia, South America and Europe, respectively, the countries of Japan and China; Brazil and Chile; and Hungary, Belgium, Germany and the Netherlands, are identified by name. Within the box listing the Company's North American locations, the names of U.S. states and the country of Canada are presented in blue capital letters and city names are presented in white large and small letters. The states and cities listed are: Arizona (Phoenix, Tucson); Arkansas (Little Rock); California (Commerce, Foster City, Irvine, Los Angeles, Newport Beach, Ontario, Pleasanton, San Diego, San Francisco, San Jose); Canada (Calgary, Toronto); Colorado (Colorado Springs, Denver); Connecticut (Greenwich, Hartford, Stamford); Delaware (Wilmington); District of Columbia (Washington, D.C.); Florida (Boca Raton, Coral Gables, Fort Lauderdale, Fort Myers, Jacksonville, Miami, Orlando, Sunrise, Tampa, West Palm Beach); Georgia (Atlanta); Idaho (Boise); Illinois (Barrington, Chicago, Deerfield, Des Plaines, McGaw Park, Oakbrook Terrace, Round Lake, Waukegan); Indiana (Indianapolis); Iowa (Des Moines); Kansas (Kansas City, Overland Park, Topeka, Wichita); Kentucky (Louisville, Winchester); Louisiana (Baton Rouge, Lake Charles, Monroe, New Orleans, Shreveport); Maine (Portland); Maryland (Baltimore, Bethesda, Columbia); Massachusetts (Boston); Michigan (Auburn Hills, Southfield); Minnesota (Eden Prairie, Edina, Golden Valley, Minnetonka); Missouri (Kansas City, Maryland Heights, Springfield, St. Louis); Nevada (Reno/Sparks); New Jersey (Carlstadt, Chatham, Cherry Hill, Edison, Newark, Park Ridge); New Mexico (Albuquerque); New York (Albany, Buffalo, Montgomery, Rochester, Syracuse); North Carolina (Charlotte); Ohio (Cleveland, Columbus, Hudson); Oklahoma (Oklahoma City, Tulsa); Oregon (Portland); Pennsylvania (Norristown, Philadelphia, Pittsburgh, Wayne, Wyomissing); South Carolina (Columbia); Tennessee (Brentwood, Cordova, Memphis, Nashville); Texas (Amarillo, Austin, Dallas, Fort Worth, Houston, San Antonio); Utah (Salt Lake City); Vermont (Burlington); Virginia (Alexandria, Chantilly, Fairfax, Hampton, McLean, Reston, Richmond, Virginia Beach); Washington (Bellevue, Redmond, Seattle, Tacoma); and Wisconsin (Milwaukee).

    Logos and names of some of the Company's major clients fill the areas between the maps; identified logos and names are as follows: the Principal Financial Group, AEW, Allegiance, BankOne, AMB Property Corporation, United Health Group, ARCHON Group, KeyCorp, EXXON, Travelers Property Casualty, Allegis, Kennedy Associates Real Estate Counsel, Inc., Sovereign Bank, Microsoft, Baxter, OfficeMax, CIGNA Investment Management, NationsBank, IBM and Mobil.

    The following asterisk note appears in black block lettering near the lower lefthand corner of the area around the amp of the U.S.: "The logos are the official trademarks of these companies and are issued and used with their permission."

    The artwork on the outside cover of the gatefold is a portrait-format, blue and black-colored depiction of the North American portion of the northern hemisphere (in the bottom-most two-thirds of the representation) overlaid, in part, with the five portrait-format boxes presenting summary information about the areas of service offered by the Company, and (in the uppermost one-third of the representation) the following text is presented in a gray-colored, landscape-formatted box: "Trammell Crow Company is one of the largest diversified commercial real estate service companies in the United States. Through the Company's 150 offices in the United States and Canada, the Company is organized to deliver a comprehensive range of service offerings to clients which include leading multinational corporations, institutional investors and other users of real estate services. Founded in 1948, the Company has established itself as a market leader in each of its primary businesses." Partially overlapping the central part of the bottom line of this box is the Company's logo: "Trammell Crow Company" which is presented in white lettering inside a black box that is outlined in blue and gray.

    The text of the summary information about the areas of service offered by Trammell Crow Company listed in the five boxes is as follows: (1) Property Management Services (Building Management, Tenant Relations, Tenant Finish, Financial Management); (2) Brokerage Services (Tenant Representation, Investment Sales, Listings, Land Sales); (3) Infrastructure Management Services (Strategic Services, Facility Management, Facility Planning and Project Management, Transaction Services, Office Services); (4) Development and Construction Services (Project Sourcing, Acquisition and Financial Services, Coordination of Design and Approvals, Construction Management, Tenant Finish Coordination, General Contracting); and (5) Retail Services (Brokerage Services, Development Services, Acquisition, Rehabilitation and Sale of Retail Properties). The titles within each gray and white-outlined box are printed in blue capital letters; the items listed within each column are printed in white large and small letters.

    The artwork on the inside back cover of the gatefold is a full-page, blue, gray, black and white-colored, portrait-formatted photograph of several people, overlaid with two small boxes of text. Centered one-third of the way from the top of the page is the Company's logo: "Trammell Crow Company" which is presented in white lettering inside a black box that is outlined in blue and gray. Toward the lower right-hand corner of the page is an inset box of gray and white text on a white background which reads: "Mission Statement--To be the premier customer-driven, full-service real estate company in the industry."
        ----------------------------------------------------------------

    Certain persons participating in this Offering may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may over-allot in connection with the Offering, and may bid for, and purchase shares of Common Stock in the open market. For a description of these activities, see "Underwriting."

    We have not authorized any dealer, salesperson or other person to give any information or represent anything not contained in this Prospectus. Do not rely on any such unauthorized information. This Prospectus does not offer to sell or buy any shares in any jurisdiction where it is unlawful. The information in this
Prospectus is current as of            , 1999.

                            ------------------------

    Unless the context otherwise requires, all references to the "Company," "we," "our," and "us" in this Prospectus are to Trammell Crow Company and its consolidated subsidiaries.

    All references to "EBITDA, as adjusted," in this Prospectus are to earnings before interest, income taxes, depreciation and amortization, royalty and consulting fees, profit sharing and non-recurring charges to income related to an option plan and a terminated stock appreciation rights plan.

    In this Prospectus references to "dollar" and "$" are to United States dollars, and the term "United States" or "U.S." means the United States of America, its states, its territories, its possessions and all areas subject to its jurisdiction.

                            ------------------------

                               TABLE OF CONTENTS

                                                                                                                PAGE
                                                                                                                -----
Prospectus Summary.........................................................................................           4
Risk Factors...............................................................................................          10
The Company................................................................................................          15
Use of Proceeds............................................................................................          19
Dividend Policy............................................................................................          19
Market for Common Stock....................................................................................          19
Selected Consolidated Financial Data.......................................................................          20
Management's Discussion and Analysis of Financial Condition and Results of Operations......................          23
Business...................................................................................................          38
Management.................................................................................................          53
Principal and Selling Stockholders.........................................................................          56
Description of Capital Stock...............................................................................          58
Shares Eligible for Future Sale............................................................................          63
Certain U.S. Federal Tax Considerations for Non-U.S. Holders of Common Stock...............................          64
Underwriting...............................................................................................          67
Legal Matters..............................................................................................          70
Experts....................................................................................................          70
Where You Can Find More Information........................................................................          70
Incorporation by Reference.................................................................................          71
Index to Financial Statements..............................................................................         F-1

                               PROSPECTUS SUMMARY

    PLEASE READ THE FOLLOWING SUMMARY CAREFULLY, TOGETHER WITH THE MORE DETAILED INFORMATION REGARDING THE COMPANY AND THE COMMON STOCK AND THE FINANCIAL STATEMENTS AND NOTES THERETO APPEARING ELSEWHERE IN THIS PROSPECTUS.

                                  THE COMPANY

COMPANY OVERVIEW

    We are one of the largest diversified commercial real estate services companies in North America. Through 150 offices in the United States and Canada, we deliver a comprehensive range of services to leading multinational corporations, institutional investors and other users of real estate services. In the United States, we are a leading provider of commercial property management, commercial property brokerage, infrastructure management and office and industrial property development and construction services.

    For the nine months ended September 30, 1998, our total revenues were $347.0 million (an increase of 62.8% over the same period in 1997), and EBITDA, as adjusted, was $67.6 million (an increase of 69.8% over the same period in 1997). Acquisitions contributed 23.5% of our revenue growth and 16.5% of our growth in EBITDA, as adjusted, over this period. In 1997, total revenues were $313.6 million (an increase of 22.7% over 1996), and our EBITDA, as adjusted, was $59.5 million (an increase of 21.7% over 1996).

    We were founded in 1948 by Mr. Trammell Crow to develop, own and manage industrial, office and retail projects. In 1991, our real estate services business was separated from our commercial real estate asset base. Today, we operate the real estate services business while the commercial real estate asset base is owned by a number of separate entities. Many of these entities are managed by subsidiaries of Crow Holdings. Because Crow Holdings and its owners hold significant amounts of our common stock and conduct other real estate activities in direct competition with us, our relationship with these entities could give rise to conflicts of interest.

COMPETITIVE ADVANTAGES

    We have the following important competitive advantages:

    COMPREHENSIVE SERVICE OFFERINGS. Our comprehensive menu of services provides clients with single-point solutions to all of their commercial real estate services needs. We often commence client relationships by providing a single service, and later expand these relationships by anticipating and satisfying the client's other specific service requirements. By offering a full array of services, we maximize our effect on our clients' businesses while becoming highly integrated into their operations. Our comprehensive service offerings also decrease our exposure to a downturn in any one of our primary businesses.

    GEOGRAPHIC SCOPE. Through our 150 offices, we develop and maintain extensive knowledge of local real estate markets across the United States and Canada. Approximately 88% of our employees are based in markets other than Dallas, Texas, where our executive offices are located. This broad geographic scope allows us to serve as a single-source, full service provider to multinational corporations and institutional investors with real estate interests that span regional and national boundaries. It also tends to limit our exposure to an economic downturn in any single market.

    TECHNOLOGY. We use off-the-shelf and proprietary technology applications to better meet customer needs. An example is our centralized call center, which is a vital component of our proprietary total occupancy cost management process that provides comprehensive cost studies and analyses of building portfolios to our customers. This call center provides responses to customer needs 24 hours a day. Use of these applications is intended to enhance sharing of vital market information and provide significantly enhanced control over clients' expenses.

    MANAGEMENT/PERSONNEL. We have a highly qualified management team. Our seven member executive committee has an average of approximately 16 years of experience with us. We believe the low turnover among this senior management group is linked to our collegial internal culture and our history of promoting talented individuals from within. Our growth strategy, incentive-based compensation and the high level of ownership by our insiders provides further motivation to achieve a high level of performance. Immediately following the offering, our employees will beneficially own approximately 35% of our outstanding common stock.

BUSINESS

    To address the comprehensive real estate services requirements of our diverse group of clients, we have five principal lines of business.

    PROPERTY MANAGEMENT SERVICES

    As of September 30, 1998, we managed approximately 266.6 million square feet of commercial property (excluding malls and facilities occupied by infrastructure management customers) and served approximately 630 clients and 18,300 tenants through our locally based property management teams present in 70 markets. Revenues from property management services for the nine months ended September 30, 1998 were $81.9 million, compared to $65.1 million for the same period in 1997. A substantial portion of this growth in revenues is due to acquisitions.

    BROKERAGE SERVICES

    In 1997, we facilitated approximately 6,000 sales and lease transactions. As of September 30, 1998, we employed 475 brokers, having added 280 brokerage professionals since the beginning of 1996. Revenues from brokerage services for the nine months ended September 30, 1998 were $100.8 million, compared to $61.7 million for the same period in 1997. A substantial portion of this growth in revenues is due to acquisitions.

    INFRASTRUCTURE MANAGEMENT SERVICES

    As of September 30, 1998, we had approximately 1,300 employees who serviced 62 infrastructure management clients in approximately 16,000 properties encompassing over 128 million square feet. We have expertise in providing infrastructure management services to clients in the financial services, healthcare, higher education, automotive, oil and gas and technology/communications industries. Revenues from infrastructure management services for the nine months ended September 30, 1998 were $74.0 million, compared to $48.0 million for the same period in 1997.

    DEVELOPMENT AND INVESTMENT ACTIVITIES

    We focus our commercial real estate development business on third party build-to-suit customers and investors in office, industrial and retail projects. We have the capability to implement active and sizeable development programs, primarily on behalf of our clients, but also for our own account. Revenues from development and investment activities for the nine months ended September 30, 1998 (consisting of development and construction service fees, income from unconsolidated subsidiaries and gain on disposition of non-retail real estate projects) were $71.1 million, compared to $29.6 million for the same period in 1997. From January 1, 1993 through September 30, 1998, we developed and redeveloped approximately 56.9 million square feet of projects with aggregate project costs of approximately $3.7 billion. From January 1 through September 30, 1998, we started approximately 14.1 million square feet of development projects with an estimated aggregate cost of $1.2 billion.

    RETAIL SERVICES

    Our retail services management group was formed in 1996 to better serve national retail customers (who demand specialized property and market knowledge) and compete with service providers whose sole focus is retail. Retail revenues for the nine months ended September 30, 1998 (consisting of service revenues and gain on disposition of retail build-to-suit real estate projects) were $13.1 million, compared to $2.8 million for the same period in 1997. This increase resulted primarily from acquisitions in August 1997 and in July 1998. We believe these acquisitions established us as one of the leading retail services providers in the Southeastern United States and provided us with the platform and expertise needed to expand our retail services business.

GROWTH STRATEGY

    We are using our broad industry expertise, our recognized brand and our long-standing client relationships to pursue the following growth strategy:

    EXPAND CLIENT RELATIONSHIPS. Our existing clients represent the most immediate opportunity to increase revenues and earnings through cross-selling our services. We have dedicated national client services personnel to identify our most strategically significant customers and focus on expanding the business generated from these customers. Of the 152 discrete assignments secured from the 16 most strategically significant customers in 1997, 21 were awarded in cities where we previously did not serve the client making the assignment. Through September 30, 1998, these customers awarded 130 new business assignments to us in 1998.

    EXPAND THE BREADTH OF SERVICE OFFERINGS. We continuously expand and enhance our breadth of service offerings, principally by creating new service businesses internally. For example, we took advantage of the trend toward outsourcing of real estate services by creating our infrastructure management services business, which provided 21.9% of total revenues in 1997, up from 9.4% in 1993.

    CO-INVESTMENT AND DEVELOPMENT PROGRAMS. We continue to make selective co-investments of capital alongside corporate and institutional clients. This leverages our relationships with these clients and our extensive knowledge of the real estate industry to create new opportunities to invest capital. We seek co-investments that generate investment returns while still allowing us to earn fees in exchange for services provided in the development and management of the project. Since October 1997, we have entered into several development programs which provide opportunities to earn fees and achieve investment returns over a series of projects with a single investor, rather than seeking these opportunities on a transaction-by-transaction basis.

    ACQUISITIONS. We actively pursue selective acquisitions of complementary businesses. The traditionally fragmented real estate services industry is experiencing rapid consolidation as customers seek national service providers who can meet their broad range of real estate needs. Capitalizing on this trend, in 1998 we acquired the following businesses in exchange for an aggregate consideration of approximately $98.3 million, plus certain contingent payments and common stock options:

    - Tooley & Company, a real estate services company with 190 employees that manages and leases office space in California;

    - James Norman & Company, a property management and brokerage firm with 30 employees concentrating in Seattle's central business district office and retail markets;

    - Fallon, Hines & O'Connor, Inc., a Boston-based commercial real estate brokerage, consulting and advisory firm with 52 employees;

    - CORE Resource, Inc., which provides infrastructure management services to the automotive industry; and

    - A portion of the business conducted by Faison & Associates and Faison Enterprises, Inc., which develop, lease and manage office and retail properties located primarily in the Midatlantic and Southeastern regions of the United States.

    Our executive offices are located at 2001 Ross Avenue, Suite 3400, Dallas, Texas 75201, and our telephone number at that address is (214) 863-3000.

                                  THE OFFERING

Common stock offered(1).............  5,000,000 shares
Common stock to be outstanding after
  the offering(2)...................  34,982,874
Selling stockholders................  Certain of our current and former employees and certain affiliates of descendants of Mr. Trammell
                                      Crow. See "Principal and Selling Stockholders."
Use of proceeds(3)..................  We will not receive any proceeds from the offering.
New York Stock Exchange Symbol......  TCC

------------------------

(1) Unless otherwise specifically stated, the information in this Prospectus does not take into account the possible purchase by the underwriters from the selling stockholders of up to an additional 750,000 shares to cover over-allotments.

(2) Based upon the number of shares outstanding on January 31, 1999. Includes an aggregate of 382,367 shares expected to be issued immediately prior to the closing of the offering upon exercise of options granted under the 1997 Stock Option Plan and the Long-Term Incentive Plan. Excludes other shares issuable or reserved for future grants or awards under the 1997 Stock Option Plan, the Long-Term Incentive Plan and the Employee Stock Purchase Plan.

(3) We expect that 382,367 shares of common stock to be sold in the offering will be issued to certain selling stockholders immediately prior to the closing of the offering upon the exercise of options. The approximately $1.5 million we expect to receive upon the exercise of such options will be used for general corporate purposes.

                                  RISK FACTORS

    Prospective investors should consider the factors discussed in detail elsewhere in this Prospectus under the caption "Risk Factors."

                             SUMMARY FINANCIAL DATA

    The following information should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical and pro forma financial statements and notes thereto included elsewhere in this Prospectus.

                                                                                                   NINE MONTHS ENDED SEPTEMBER 30,
                                                   YEAR ENDED DECEMBER 31,
                              ------------------------------------------------------------------  ---------------------------------
                                                                                       1997 PRO                           1998 PRO
                                1993       1994       1995       1996        1997      FORMA(1)     1997        1998      FORMA(1)
                              ---------  ---------  ---------  ---------  ----------  ----------  ---------  ----------  ----------
                                                         (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Property management
  services..................  $  90,954  $  99,609  $  92,970  $  90,179  $   87,756  $  157,575  $  65,055  $   81,897  $  106,043
Brokerage services..........     47,299     48,652     61,960     72,095      91,053     132,786     61,692     100,814     116,527
Infrastructure management
  services..................     16,401     27,063     38,681     50,836      68,719      71,512     47,954      74,008      75,612
Development and construction
  services..................     14,377     12,792     20,382     22,732      40,054      49,024     27,462      42,132      49,390
Retail services.............      1,306      1,966      1,510      2,393       5,318      10,293      1,912      11,487      11,487
Income from unconsolidated
  subsidiaries..............        465      3,141        114        594         512         512      1,467       7,151       7,151
Gain on disposition of real
  estate....................     --          4,646      5,026      6,630      10,241      10,241      1,566      23,455      23,455
Other.......................      3,759      3,039      6,559      9,996       9,986      12,802      6,131       6,012       6,462
                              ---------  ---------  ---------  ---------  ----------  ----------  ---------  ----------  ----------
Total revenues..............    174,561    200,908    227,202    255,455     313,639     444,745    213,239     346,956     396,127
Salaries, wages and
  benefits..................    106,606    115,330    130,248    137,794     161,425     257,739    114,006     180,509     213,683
Non-recurring compensation
  costs.....................     --         --         --         --          33,085      --         --          --          --
Commissions.................     15,856     20,788     23,730     27,119      39,121      42,676     25,379      43,808      46,835
General and
  administrative............     35,365     35,282     40,671     41,421      55,884      73,434     33,779      51,371      60,130
Profit sharing..............      8,292     16,562     15,893     20,094      23,514         597     15,417      --          --
Other.......................      4,255      7,284      8,526      9,087      17,997      23,653     10,057      18,379      23,515
                              ---------  ---------  ---------  ---------  ----------  ----------  ---------  ----------  ----------
Operating costs and
  expenses..................    170,374    195,246    219,068    235,515     331,026     398,099    198,638     294,067     344,163
                              ---------  ---------  ---------  ---------  ----------  ----------  ---------  ----------  ----------
Income (loss) before income
  taxes.....................      4,187      5,662      8,134     19,940     (17,387)     46,646     14,601      52,889      51,964
Income tax expense
  (benefit).................      1,854      2,636      3,793      7,826      (3,367)     18,380      5,747      21,425      21,055
                              ---------  ---------  ---------  ---------  ----------  ----------  ---------  ----------  ----------
Income (loss) before
  extraordinary gain........      2,333      3,026      4,341     12,114     (14,020)     28,266      8,854      31,464      30,909
Extraordinary gain..........        188        782     --         --          --          --         --          --          --
                              ---------  ---------  ---------  ---------  ----------  ----------  ---------  ----------  ----------
Net income (loss)...........  $   2,521  $   3,808  $   4,341  $  12,114  $  (14,020) $   28,266  $   8,854  $   31,464  $   30,909
                              ---------  ---------  ---------  ---------  ----------  ----------  ---------  ----------  ----------
                              ---------  ---------  ---------  ---------  ----------  ----------  ---------  ----------  ----------
EARNINGS (LOSS) PER
  SHARE(2):
Basic.......................                                              $     (.42) $      .83             $      .93  $      .90
Diluted.....................                                              $     (.42) $      .79             $      .87  $      .85

WEIGHTED AVERAGE COMMON
  SHARES OUTSTANDING(2):
Basic.......................                                              33,583,467  34,093,662             33,984,517  34,366,884
Diluted.....................                                              33,583,467  35,971,857             36,208,762  36,373,185

OTHER DATA:
EBITDA, as adjusted(3)......  $  16,969  $  29,686  $  32,033  $  48,915  $   59,522  $   68,854  $  39,795  $   67,566  $   71,777
Net cash provided by (used
  in) operating
  activities................      7,556     15,907     10,648     25,148      (4,978)     19,189    (10,200)    (13,186)    (13,672)
Net cash used in investing
  activities................     (1,974)    (2,748)      (646)    (5,019)    (21,322)   (112,074)   (25,806)   (104,218)    (13,796)
Net cash provided by (used
  in) financing
  activities................     (4,412)        93     (5,457)    (1,779)     64,542     154,905     14,961      97,128       4,936

                                                                                                       SEPTEMBER 30,
                                                                                                            1998
                                                                DECEMBER 31,                       ----------------------
                                            -----------------------------------------------------                 AS
                                              1993       1994       1995       1996       1997      ACTUAL    ADJUSTED(4)
                                            ---------  ---------  ---------  ---------  ---------  ---------  -----------
                                                                           (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents.................  $  22,358  $  35,610  $  40,155  $  58,505  $  96,747  $  76,471   $  77,943
Total assets..............................     55,774     99,867    114,315    194,314    326,236    466,638     468,110
Long-term debt............................      8,425      9,762      7,065     12,361      2,430     95,275      95,275
Notes payable on real estate held for
  sale....................................     --         22,914     13,182     67,810     76,623     77,297      77,297
Deferred compensation.....................     14,661     21,468     25,883     20,963      8,391         57          57
Total liabilities.........................     43,767     85,516     95,090    160,018    169,305    277,198     276,959
Minority interest.........................         27        278      3,932      3,294     19,859     14,210      14,210
Stockholders' equity......................     11,980     14,074     15,293     31,002    137,072    175,230     176,941

------------------------------

(1) Gives effect to the Doppelt acquisition, the Tooley acquisition, the Norman acquisition, the Fallon, Hines & O'Connor acquisition, the Core acquisition, the Faison acquisition, the reincorporation transactions and the initial public offering, as though they had occurred on January 1, 1997. Excludes a non-recurring charge to income of $33.1 million related to an option plan and a $4.4 million, non-recurring charge to income resulting from the settlement of claims by certain former employees arising out of a terminated stock appreciation rights plan. See "The Company--Recent Acquisitions," "--Initial Public Offering," "--Reincorporation Transactions", "Business--Retail Services" and "Pro Forma Consolidated Financial Statements."

(2) This information for the years prior to 1997 and for the nine months ended September 30, 1997 is not relevant due to the change in capital structure effected in connection with the reincorporation transactions in the fourth quarter of 1997. The weighted average shares outstanding used to calculate basic and diluted earnings per share for 1997 include the shares issued in our initial public offering and in the reincorporation transactions as if they were outstanding for the entire period. See "The Company-- Initial Public Offering" and "Reincorporation Transactions."

(3) EBITDA, as adjusted, represents earnings before interest, income taxes, depreciation and amortization, royalty and consulting fees, profit sharing, the non-cash, non-recurring charge to income related to the stock options granted under the Assumed Option Plan and the non-recurring charge to income resulting from the settlement of claims by certain former employees arising out of a terminated stock appreciation rights plan. While management believes that EBITDA, as adjusted, can be a meaningful measure of our operating performance, cash generation and ability to service debt, it should not be considered as an alternative either to: (i) net earnings (determined in accordance with GAAP); (ii) operating cash flow (determined in accordance with GAAP); or (iii) liquidity. Our calculation of EBITDA, as adjusted, may differ from similarly titled items reported by other companies.

(4) Adjusted to give effect to the offering as though it occurred on September 30, 1998. See "Pro Forma Consolidated Financial Statements."

                              RECENT DEVELOPMENTS

    On February 18, 1999, we reported results of operations for the quarter and year ended December 31, 1998. For the year ended December 31, 1998, our total revenues were $517.5 million, an increase of 65.0% from $313.6 million in 1997. EBITDA, as adjusted, for the year increased 62.7% to $96.8 million compared with $59.5 million in 1997. Our net income for 1998 was $46.5 million, as compared to a net loss in 1997 of $14.0 million. The net loss in 1997 was primarily due to $37.5 million of non-recurring charges related to an option plan and a terminated stock appreciation rights plan.

    For the three months ended December 31, 1998, our total revenues were $170.6 million, an increase of 69.9% from $100.4 million for the three months ended December 31, 1997. EBITDA, as adjusted, for the fourth quarter of 1998 increased 48.2% to $29.2 million from $19.7 million in the fourth quarter of 1997. Our net income for the fourth quarter of 1998 was $15.0 million, as compared to a net loss in the fourth quarter of 1997 of $22.9 million. The net loss in the fourth quarter of 1997 was primarily due to $37.5 million of non-recurring charges related to an option plan and a terminated stock appreciation rights plan.

    As anticipated, we recognized a high percentage of our income in the third and fourth quarters of 1998 due to the closing in those quarters of a disproportionate number of development and investment transactions (which typically generate higher margins than transactions in our other business lines). Specifically, one atypically large and profitable transaction that closed in the fourth quarter contributed approximately $10.1 million to revenues, $10.1 million of EBITDA, as adjusted, and $6.2 million of net income. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Recent Developments."

                                  RISK FACTORS

    AN INVESTMENT IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD READ THIS ENTIRE PROSPECTUS CAREFULLY AND SHOULD CONSIDER, AMONG OTHER THINGS, THE RISKS DESCRIBED BELOW AND THROUGHOUT THIS PROSPECTUS. THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISK AND UNCERTAINTY. ACTUAL RESULTS AND THE TIMING OF CERTAIN EVENTS COULD DIFFER MATERIALLY FROM THOSE PROJECTED IN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF THE RISK FACTORS SET FORTH BELOW AND OTHER FACTORS DISCUSSED ELSEWHERE IN THIS PROSPECTUS. SEE "FORWARD-LOOKING STATEMENTS" BELOW.

DEALINGS WITH AND RELIANCE ON AFFILIATES; POTENTIAL CONFLICTS OF INTEREST

    Crow Holdings and its affiliates are collectively our largest customer, accounting for approximately 6.8% of 1997 revenues. We are not certain that Crow Holdings or its affiliates will continue to transact business with us or that their ownership of our common stock will not influence the terms on which they transact business with us in the future.

    Because Crow Holdings and its owners hold significant amounts of common stock and conduct real estate activities in direct competition with us, our relationship with these entities could give rise to conflicts of interest. These competing activities may create a conflict with a major customer or cause confusion in the real estate or capital markets. We have an approval policy intended to help us manage potential conflicts involving related parties, but we cannot be sure this policy will be effective.

TRADE NAME LICENSE

    We have entered into a License Agreement (the "License Agreement") with an affiliate of Crow Holdings that allows us to use the name "Trammell Crow" perpetually throughout the world in any business except the residential real estate business. This license can be revoked if we fail to maintain certain quality standards or infringe certain of such affiliate's intellectual property rights.

    If we lose the right to use the Trammell Crow name, our business will suffer significantly. The License Agreement permits certain existing uses of this name by affiliates of Crow Holdings. The use of the Trammell Crow name or other similar names by third parties may create confusion or reduce the value associated with the Trammell Crow name.

CONTROL BY EXISTING STOCKHOLDERS

    Immediately after this offering, our directors, officers and employees will beneficially own approximately 54% of the common stock outstanding. These individuals will be able to control our affairs and policies and will be able to approve or disapprove most matters submitted to a vote of our stockholders, including the election of directors. This concentration of ownership could delay or prevent a change in control. See "Principal and Selling Stockholders" and "Description of Capital Stock."

RAPID GROWTH

    We have grown significantly in recent years and intend to continue to pursue an aggressive growth strategy by:

    - increasing revenues from existing clients;

    - expanding the breadth of our service offerings;

    - seeking selective co-investment opportunities; and

    - pursuing strategic acquisitions.

    This historical growth and any significant future growth will continue to place demands on our resources. Our future success and profitability will depend, in part, on our ability to enhance our management and operating systems and obtain financing for capital expenditures or strategic acquisitions. We may not be able to successfully manage any significant expansion or obtain adequate financing on favorable terms, if at all.

ACQUISITIONS

    We completed five strategic acquisitions in 1998 and intend to pursue other acquisitions. See "The Company--Recent Acquisitions." In the future we may not be able to acquire businesses on favorable terms, and may have to use a substantial portion of our capital resources for any such acquisitions. Challenges and issues commonly encountered in strategic acquisitions include:

    - diversion of management's attention to assimilating the acquired business;

    - maintaining employment relationships with the employees of an acquired business;

    - adverse short-term effects on operating results;

    - integrating financial and other administrative systems;

    - amortization of any acquired intangible assets; and

    - maintaining uniform standards, controls, procedures and policies.

    In addition, the acquired businesses' customers could cease to do business with us. Potential conflicts between our customers and those of an acquired business could threaten our business relationships. If we are not able to manage these risks, our business could suffer significantly.

REAL ESTATE INVESTMENT AND CO-INVESTMENT ACTIVITIES

    Selective investment in real estate projects is an important part of our strategy. These activities involve the inherent risk of loss of our investment. As of December 31, 1998, we were involved as a principal in 60 "in process" real estate development projects with an estimated aggregate cost of approximately $654.6 million. As of December 31, 1998, we had invested approximately $31.8 million and had assumed approximately $19.0 million in recourse obligations with respect to such projects.

    Because the disposition of a single significant investment can impact our financial performance in any period, our ownership of real estate investments could increase fluctuations in our net earnings and cash flow. We have limited control over the timing of the disposition of these investments and the recognition of any related gain or loss. For the fourth quarter of 1998, our gain on disposition of real estate was approximately $8.2 million, compared to approximately $0.9 million, $10.2 million and $12.4 million for the first, second and third quarters, respectively. Our income from unconsolidated subsidiaries (which is primarily generated from development and investment activity) was approximately $11.3 million in the fourth quarter of 1998, compared to $2.4 million, $4.0 million and $0.7 million for the first, second and third quarters, respectively.

    The commercial real estate market is cyclical and depends on the perceptions of real estate investors as to general economic conditions. Because our investment strategy typically entails making relatively modest investments alongside our corporate and institutional clients, our ability to conduct these activities depends in part on the supply of investment capital for commercial real estate and related assets. In recent months, providers of capital for real estate investment have taken a more cautious approach regarding investments in development projects. If this trend continues or accelerates, our investment activities, as well as our traditional construction and development business, could be adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

FLUCTUATIONS IN QUARTERLY OPERATING RESULTS

    In recent years our revenues have been lower in the first three quarters because our clients tend to close transactions toward the end of their fiscal years (typically the calendar year). This causes us to earn a significant portion of our revenues under transaction-oriented service contracts in the fourth quarter. In addition, a growing portion of our property management and infrastructure management contracts provide for bonus payments if we achieve certain performance targets. These incentive payments are generally earned in the fourth quarter. We plan our capital and operating expenditures based on our expectations of future revenues. If revenues are below expectations in any given quarter, we may be unable to adjust expenditures to compensate for any unexpected revenue shortfall. Our business could suffer as a consequence. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Quarterly Results of Operations and Seasonality."

COMPETITION

    We compete in several market segments within the commercial real estate industry, each of which is highly competitive on a national and a local level. We face competition from other real estate services providers, consulting firms and in-house corporate real estate and infrastructure management departments. In recent years, the number of REITs which self-manage their real estate assets has increased significantly. Continuation of this trend could shrink the asset base available to be managed by third party service providers, decrease the demand for our services and thereby significantly increase our competition. See "Business--Competitive Environment."

SHARES ELIGIBLE FOR FUTURE SALE; REGISTRATION RIGHTS

    The market price of the common stock could drop as a result of sales of a large number of shares of common stock in the market after the offering, or the perception that such sales could occur. These factors could also make it more difficult for us to raise funds through future offerings of common stock.

    There will be 34,982,874 shares of common stock outstanding immediately after the offering. Based on information available at January 31, 1999, approximately 11,085,934 of these shares will be freely transferable without further registration under the Securities Act of 1933, as amended (the "Securities Act"), except for any shares purchased by our "affiliates," as defined in Rule 144 under the Securities Act. Approximately 23,896,940 of the remaining shares may be sold without registration under the Securities Act to the extent permitted by Rule 144 or an exemption under the Securities Act. Certain stockholders have registration rights which allow them to cause us to register their shares for sale. These stockholders have agreed for our benefit and for the benefit of the Underwriters that they will not exercise such registration rights until one year after the offering closes. See "Description of Capital Stock--Registration Rights of Certain Holders" and "Shares Eligible for Future Sale--Lock-up Arrangement."

    We have filed registration statements with respect to an aggregate of 7,226,616 shares of common stock that, immediately after the offering, will be reserved for issuance under the 1997 Stock Option Plan, the Long-Term Incentive Plan and the Employee Stock Purchase Plan. All of these shares could be sold in the public market by their holders at any time on or after the date such shares are issued or the restrictions on such shares have lapsed.

RECRUITING AND RETENTION OF QUALIFIED PERSONNEL

    Our continued success is highly dependent upon the efforts of our executive officers and key employees. If any of our key employees leaves, our business may suffer. The growth of our business is also largely dependent upon our ability to attract and retain qualified personnel in all areas of our business, particularly management. If we are unable to attract and retain such qualified personnel, we may be forced to limit our growth, and our business and operating results could suffer. See "Management."

RELIANCE ON MAJOR CLIENTS AND CONTRACT RETENTION

    A relatively small number of our clients generate a significant portion of our revenues. Our ten largest clients accounted for approximately 21.9% of our total 1997 revenues. The loss of one or more of our major clients could have a material adverse effect on our business.

    In 1997, revenue from property management and infrastructure management contracts constituted approximately 28.0% and 21.9%, respectively, of our total revenues. Our property management contracts can generally be cancelled upon 30 days notice by either party and our infrastructure management service contracts are typically for initial terms of three to five years with options to renew. Accordingly, contracts representing a significant percentage of our revenues are terminable on short notice or may be scheduled to expire in any one year. We have been successful in retaining and renewing a significant portion of our contracts, but may not be able to do so in the future. Moreover, increased competition may force us to renew such contracts on less favorable terms.

YEAR 2000 COMPLIANCE

    The Year 2000 problem refers to the inability of many existing computer programs to properly recognize or process a year that begins with "20" instead of the familiar "19." If not corrected, many time-sensitive computer programs using two digits to indicate the year may recognize "00" as the year 1900 rather than the year 2000. The failure to recognize the year 2000 and other key dates could result in a variety of problems, the scope and magnitude of which are not known. In early 1998, we formed a Year 2000 Task Force comprised of internal technical, operational, financial and legal representatives and technical and legal consultants. Under the direction of the task force, we will seek to mitigate the impact of Year 2000 issues on our operations. We cannot be certain that these efforts will be successful. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Impact of Year 2000."

ENVIRONMENTAL LIABILITY

    Various laws and regulations impose liability on real property owners or operators for the cost of investigating, cleaning up or removing contamination caused by hazardous or toxic substances at the property. In our role as a property manager, we could be held liable as an operator for such costs. This liability may be imposed without regard to the legality of the original actions and without regard to whether we knew of, or were responsible for, the presence of the hazardous or toxic substances. If we fail to disclose environmental issues, we could also be liable to a buyer or lessee of the property. In addition, some environmental laws create a lien on the contaminated site in favor of the government for damages and costs we incur in connection with the contamination. If we incur any such liability, our business could suffer significantly. See "Business--Environmental Liability."

ANTI-TAKEOVER CONSIDERATIONS

    Some provisions of our certificate of incorporation and certain provisions of Delaware law may deter or prevent a takeover attempt, including an attempt that might result in a premium over the market price for our common stock. These provisions include:

    - STAGGERED BOARD OF DIRECTORS. Our Board of Directors is divided into three classes serving terms currently expiring in 1999, 2000 and 2001. Because our Board of Directors is divided into classes, members of our Board of Directors may only be removed from office prior to the expiration of their term if such removal is for "cause." Therefore, the staggered terms of directors may limit the ability of holders of common stock to complete a change of control.

    - STOCKHOLDER PROPOSALS. Our stockholders must follow an advance notification procedure for certain stockholder nominations of candidates for our Board of Directors and for certain other business to be conducted at any stockholders' meeting. This limitation on stockholder proposals could inhibit a change of control.

    - PREFERRED STOCK. Our certificate of incorporation authorizes our Board of Directors to issue up to 30,000,000 shares of preferred stock having such rights as may be designated by our Board of Directors, without stockholder approval. The issuance of such preferred stock could inhibit a change of control.

    - DELAWARE ANTI-TAKEOVER STATUTE. Section 203 of the Delaware General Corporation Law restricts certain business combinations with interested stockholders upon their acquiring 15% or more of our common stock. This statute may have the effect of inhibiting a non-negotiated merger or other business combination. See "Description of Capital Stock--Anti-takeover Provisions," and

      "--Section 203 of the Delaware General Corporation Law."

FORWARD-LOOKING STATEMENTS

    This Prospectus includes forward-looking statements. We have based these forward-looking statements on our current expectations about future events. These forward-looking statements are subject to risks, uncertainties, and assumptions, including, among other things:

    - Our anticipated growth strategies,

    - Our expected internal growth,

    - Our ability to introduce new services,

    - Technological advances in the industry,

    - Anticipated trends and conditions in the industry,

    - Our ability to implement a Year 2000 readiness program,

    - Our future financing needs, and

    - Our ability to compete.

    In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this Prospectus might not occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                  THE COMPANY

BACKGROUND

    The Company is a Delaware corporation that was formed in August 1997 to become the successor to Trammell Crow Company, a Texas close corporation (the "Predecessor Company"). In 1948 Mr. Trammell Crow founded the Predecessor Company, which consisted of a collection of affiliated partnerships and corporations doing business as "Trammell Crow Company" until 1991. From the Predecessor Company's founding through the 1970s, the Predecessor Company's primary business consisted of the development and management of industrial warehouses. In the 1980s, the Predecessor Company broadened its commercial property asset base by expanding into retail and office projects, while continuing to develop its industrial property business. By 1989, the Predecessor Company had evolved into the largest commercial real estate developer in the United States, with industrial, office and retail projects that were valued at more than $11 billion.

    Following a severe recession in the United States commercial real estate industry in the late 1980s, the Predecessor Company determined that a restructuring was necessary to continue the historic growth of its business despite the adverse changes in the industry. This restructuring, completed in 1991, entailed the separation of the Predecessor Company's commercial real estate asset base and related operations from its real estate services business. The Predecessor Company, existing as a Texas close corporation with a total capitalization of $18 million following the restructuring, continued to operate the real estate services business while ownership of the commercial real estate asset base was segregated into a large number of separate entities distinct from the Predecessor Company, with independent management and operations. While the Company no longer has an ownership interest in the commercial real estate asset base, the entities owning such assets are collectively one of the Company's largest post-restructuring service customers. Many of these entities are managed by subsidiaries of Crow Realty Investors, L.P. d/b/a Crow Holdings ("Crow Holdings") which is wholly owned by certain affiliates and descendants of Mr. Trammell Crow. See "Risk Factors--Dealings with and Reliance on Affiliates; Potential Conflicts of Interest."

RECENT ACQUISITIONS

    An important component of the Company's growth strategy is the selective acquisition of complementary real estate services businesses. In 1998, the Company actively continued to pursue this part of its growth strategy and consummated the following acquisitions:

    In March, 1998, the Company purchased Tooley & Company, Inc. ("Tooley"), a California real estate services company primarily engaged in office management and leasing (the "Tooley Acquisition"). In exchange for the stock of Tooley, the Company paid a cash purchase price of approximately $23.4 million to BCB Holdings, LLC ("BCB"), a Delaware limited liability company whose members are William L. Tooley, Craig Ruth and Robert N. Ruth. The Company has also agreed to pay BCB up to an additional $3.0 million if Tooley achieves certain performance targets in the future and to make certain payments to BCB based upon the future performance of certain of Tooley's projects. In connection with the acquisition, each of Messrs. Tooley, Ruth and Ruth entered into employment agreements with the Company. Pursuant to the terms of their respective employment agreements, the Company paid William L. Tooley and Craig Ruth an aggregate of $1.0 million at closing in exchange for certain covenants not to compete. At the closing of the Tooley Acquisition, a former employee of Tooley who was retained by the Company received options to purchase 31,858 shares of the Company's Common Stock, par value $0.01 per share ("Common Stock"), at an exercise price of $28.25 per share (the fair market value of the Common Stock on the date of grant), which vest ratably over a five-year term, and options to purchase an additional 8,437 shares of Common Stock at an exercise price of $28.25 per share, which vest ratably over a three-year term.

    In May, 1998, the Company acquired (the "FHO Acquisition") the business of Fallon, Hines & O'Connor, Inc., a Boston, Massachusetts-based commercial real estate brokerage, consulting and advisory firm ("Fallon, Hines & O'Connor"). In exchange for substantially all of the assets of Fallon, Hines & O'Connor, the Company paid approximately $30.6 million in cash and agreed to pay up to an additional $6.0 million in cash and/or stock options if the acquired business meets certain performance thresholds. Because the acquired business met its performance thresholds for 1998, the Company is obligated to pay $2.5 million and issue certain stock options during the first quarter of 1999. The Company also paid an aggregate of $2.0 million to the principals of Fallon, Hines & O'Connor in exchange for certain covenants not to compete. The Company considers Fallon, Hines & O'Connor to be one of the premier brokerage firms in the Northeast and believes that the addition of 30 brokerage professionals through this acquisition, including the principals of Fallon, Hines & O'Connor, enhances its existing brokerage business.

    In July, 1998, the Company acquired a portion of the businesses of Faison & Associates ("Faison") and Faison Enterprises, Inc. ("Faison Enterprises"), which are engaged in the development, leasing and management of office and retail properties located primarily in the Midatlantic and Southeast regions of the United States (the "Faison Acquisition"). In exchange for the acquired businesses, the Company paid $36.1 million in cash and delivered a $2.0 million promissory note that bears interest at an annual rate of 6.0%. The note matures on April 30, 2000 and is payable in eight equal quarterly installments. As of January 31, 1999, the outstanding principal balance of this note was $1.25 million. In connection with the Faison Acquisition, Mr. Henry Faison and Faison Enterprises purchased an aggregate of 127,828 shares of Common Stock for $4.0 million (at a price of $31.29 per share). In addition, the Company entered into a program whereby Faison Enterprises will be given the opportunity to invest in, and provide the financing for, certain retail projects identified through the Company's operations purchased in the Faison Acquisition. If any of such projects are accepted by Faison Enterprises, the Company will be entitled to receive up to a 40% carried interest in the distributions that Faison Enterprises receives from such projects, subject to certain limitations. If the Company receives any such carried interests in 1999, it is required to award 50% of such interests to certain key Faison employees other than Mr. Faison. The Company is obligated to pay Faison Enterprises an additional $1.0 million if retail development construction starts funded through this development program exceed certain levels in 1999 and 2000. Faison Enterprises also entered into a long-term services contract with the Company with respect to the properties developed under this program and certain other properties controlled by Mr. Faison. In connection with the Faison Acquisition, the Company entered into employment agreements with four key employees, including Mr. Faison, and in connection with such employment agreements the Company paid an aggregate of $1.0 million in exchange for certain covenants not to compete. The Company granted to employees of the acquired businesses who were retained after the closing options to purchase an aggregate of 36,504 shares of Common Stock at an exercise price of $32.875 per share and options to purchase an aggregate of 34,920 shares of Common Stock at an exercise price of $31.50 per share (the fair market value of the Common Stock on the respective dates of grant). In addition, in August 1998, the Company granted an aggregate of 63,490 restricted shares of its Common Stock to certain employees of the acquired businesses who were retained after the closing. These shares will vest on July 2, 2000 if the grantee has been continuously employed by the Company from the date of closing. At the closing, Mr. Faison was elected to serve as a Class III Director on the Company's Board of Directors with a term expiring at the Company's annual meeting of stockholders in 2000. The Company believes the Faison Acquisition has strengthened its position in the strip center and regional mall construction and development business, has established the Company as one of the leading providers of retail and office property management and brokerage services in the Southeastern United States and has provided the Company with a platform and expertise for expansion of its retail services business.

    In March 1998, the Company acquired (the "Norman Acquisition") substantially all of the assets of James Norman & Company, a real estate services firm with operations concentrated in Seattle's central business district office and retail markets ("Norman"). In addition, in June 1998 the Company acquired substantially all of the assets of CORE Resource, Inc. ("Core"), a Detroit-based real estate services company that focuses on providing infrastructure management services to the automotive industry (the "Core Acquisition"). The Company's goal in effecting the Core Acquisition was to combine its resources and management experience with the expertise of the former Core employees to become a leading provider of infrastructure management services in the automotive industry.

    As part of the Company's ongoing acquisition strategy, the Company is continually evaluating certain other potential acquisition opportunities. See "Risk Factors--Acquisitions" and "Business--Growth Strategy--Acquisitions."

    The Tooley Acquisition, the Norman Acquisition, the FHO Acquisition, the Core Acquisition and the Faison Acquisition are collectively referred to in this Prospectus as the "Recent Acquisitions." The Recent Acquisitions and the Doppelt Acquisition are collectively referred to in this Prospectus as the "Acquisitions." See "Business--Retail Services."

INITIAL PUBLIC OFFERING

    On December 1, 1997, the Company closed its initial public offering of 5,750,000 shares of Common Stock (the "Initial Public Offering"). Of the approximately $90.2 million in net proceeds which the Company raised from the Initial Public Offering: (i) approximately $31.0 million was used to repay all outstanding indebtedness under a credit facility that was terminated upon the closing of the Initial Public Offering; (ii) approximately $25.2 million was used for development purposes; (iii) approximately $8.4 million was used to repay other indebtedness of the Company (including approximately $4.7 million owed to retired Profit Sharing Plan participants); and (iv) approximately $1.6 million was paid to J. McDonald Williams, Chairman of the Company's Board of Directors, in connection with the termination of the Company's consulting arrangements with Mr. Williams (see "--Reincorporation Transactions"). The remaining proceeds were used for working capital.

REINCORPORATION TRANSACTIONS

    In connection with the Initial Public Offering, the Company and TCC Merger Sub, Inc., a wholly owned subsidiary of the Company ("Merger Sub"), entered into a series of transactions to convert the legal form in which the Predecessor Company's business and operations were held from a Texas close corporation to a Delaware corporation. As part of these transactions, Merger Sub was merged (the "Reincorporation Merger") with and into the Predecessor Company. As a result of the Reincorporation Merger, the Predecessor Company survived as a wholly-owned subsidiary of the Company and the Predecessor Company's shareholders immediately prior to the effective time of the Reincorporation Merger (the "Effective Time") received, in the aggregate, 25,502,964 shares of Common Stock. Contemporaneously with the consummation of the Reincorporation Merger, the Company, Crow Family Partnership, L.P. ("Crow Family"), CFH Trade-Names, L.P. ("CFH"), each affiliates of Crow Holdings, and J. McDonald Williams entered into a Stockholders' Agreement. See "Description of Capital Stock-- Stockholders' Agreement."

    The Company and CFH entered into the License Agreement immediately prior to the closing of the Initial Public Offering. In September 1998, CFH assigned the License Agreement to CF 98, L.P. ("CF98"). Pursuant to the terms of the License Agreement, and subject to certain quality standards, the Company was granted the right to use the name "Trammell Crow" perpetually in any business in any region around the world except for the residential real estate business. The license granted pursuant to the License Agreement (the "Trade Name License") is subject to the Company's continued use and compliance with certain quality standards and CF98's right to terminate upon the occurrence of certain bankruptcy events. The Company is not obligated to pay any fees under the License Agreement. However, in exchange for the grant of the Trade Name License, the Company issued 2,295,217 shares of Common Stock to CFH immediately prior to the closing of the Initial Public Offering.

    Following the initial capitalization of the Company, the issuance of shares of Common Stock in the Reincorporation Merger and the issuance of shares of Common Stock in exchange for the Trade Name License, the Predecessor Company's shareholders immediately prior to the Effective Time received, in the aggregate, 27,799,181 shares of Common Stock, constituting approximately 82.02% of the outstanding Common Stock after giving effect to the Initial Public Offering.

    On August 1, 1997, the Predecessor Company granted to certain of its employees options to acquire an aggregate of 1,626 shares of its common stock, which constituted all shares authorized under the 1997 Stock Option Plan (the "Assumed Option Plan"). At the Effective Time, the Company assumed the Predecessor Company's obligations with respect to all such options, thereby becoming obligated to issue 2,423,769 shares of Common Stock at an exercise price per share of $3.85. All of such options vested upon the closing of the Initial Public Offering and became exercisable 30 days thereafter. No additional options will be granted under the Assumed Option Plan. Because the exercise price established for each assumed option at the time it was granted was less than the initial price to the public in the Initial Public Offering, the Company recognized a non-cash, non-recurring charge to earnings of $33.1 million in the fourth quarter of its 1997 fiscal year. As of January 31, 1999, 300,295 shares of Common Stock had been issued upon exercise of such options, and the Company was obligated to issue up to an aggregate of 2,123,474 shares of Common Stock upon the exercise of the remainder of such options.

    On November 2, 1997, the Company settled claims asserted by certain former employees arising out of the termination of a stock appreciation rights plan. Such claims had been asserted in connection with the Initial Public Offering. In connection with the settlement, the Company accrued approximately $4.4 million of general and administrative expense, all of which was paid in 1997 and 1998.

    Concurrent with the closing of the Initial Public Offering, the Company granted options under the Trammell Crow Company Long-Term Incentive Plan (the "Long-Term Incentive Plan") to acquire an aggregate of 2,348,455 shares of Common Stock to certain employees. The exercise price for such stock options was $17.50 per share, the initial price to the public in the Initial Public Offering. The stock option grants include grants to each of the executive officers of the Company to acquire 58,529 shares and a grant to Mr. Williams to acquire 40,965 shares. The options vest ratably over a three-year period.

    At the Effective Time, the Royalty Agreement (the "Royalty Agreement") between CFH (as assignee of Crow Family) and the Predecessor Company and all consulting arrangements entered into between the Predecessor Company and each of Crow Family and J. McDonald Williams were terminated. In September, 1997, prior to the assignment of the Royalty Agreement to CFH, the Predecessor Company made a cash payment in an aggregate amount of approximately $1.4 million to Crow Family in partial satisfaction of accrued royalty and consulting expenses. The Royalty Agreement was terminated immediately prior to the closing of the Initial Public Offering. On April 1, 1998, the Predecessor Company paid CFH and Crow Family approximately $2.7 million in the aggregate, representing all amounts owed by the Company to CFH and Crow Family under the Royalty Agreement and such consulting arrangements. In connection with the Initial Public Offering, the Predecessor Company paid Mr. Williams approximately $1.6 million in satisfaction of all of its obligations to Mr. Williams under his consulting arrangements with the Company.

    In connection with the Initial Public Offering, the Company determined to no longer grant to any past, present or future employees any profit participation interests under its 1995 Profit Sharing Plan, as amended (the "Profit Sharing Plan"). In September and October 1997, the Predecessor Company made cash payments in an aggregate amount of approximately $11.3 million to Profit Sharing Plan participants in reduction of deferred compensation payables. The payment of these deferred compensation amounts triggered an obligation on the part of certain Profit Sharing Plan participants to repay certain loans owed to the Predecessor Company in an aggregate amount of approximately $0.7 million. At the closing of the Initial Public Offering, the Predecessor Company had accrued deferred compensation balances under the Profit Sharing Plan of approximately $33.6 million, which included approximately $4.7 million (including $0.3 million of interest) owed to retired Profit Sharing Plan participants that was paid with a portion of the proceeds from the Initial Public Offering. At January 31, 1999, the Company had paid approximately $10.3 million of such remaining balances and had offset another $12.5 million against amounts owed to the Company by participants in the Profit Sharing Plan. The Company anticipates that it will pay the remaining balances of approximately $6.1 million in roughly equal quarterly installments in 1999. The Company maintains its obligation to pay to certain participants amounts relating to their interests in certain of the Company's projects.

    In October 1997, the Predecessor Company declared and paid dividends to its stockholders in an aggregate amount of approximately $6.8 million.

    Immediately following the Effective Time, the Company issued to Doppelt & Company ("Doppelt") 342,857 shares of Common Stock (the "Doppelt Shares"). The Doppelt Shares were issued in payment of the $6.0 million promissory note issued by the Predecessor Company to Doppelt in connection with the Doppelt Acquisition. See "Business--Retail Services."

    The transactions described above are collectively referred to in this Prospectus as the "Reincorporation Transactions." The Company undertook these transactions and the Initial Public Offering to facilitate access to capital markets, provide greater flexibility for acquisitions and create long-term liquidity for its stockholders.

                                USE OF PROCEEDS

    All of the shares being offered hereby (the "Offering") are being offered by stockholders of the Company (the "Selling Stockholders"). Consequently, no proceeds from the Offering will be received by the Company. However, the Company expects that 382,367 shares of Common Stock to be sold in the Offering will be issued to certain Selling Stockholders immediately prior to the closing of the Offering upon the exercise of options. The approximately $1.5 million the Company expects to receive upon the exercise of such options will be used for general corporate purposes.

                                DIVIDEND POLICY

    The Company intends to retain earnings to finance its growth and for general corporate purposes and, therefore, does not anticipate paying dividends in the foreseeable future. Any future payment of dividends will be at the discretion of the Board of Directors and will depend upon the Company's results of operations, financial condition, cash requirements and other factors deemed relevant by the Board of Directors, including the terms of the Company's indebtedness. Provisions in agreements governing the Company's long-term indebtedness limit the amount of dividends that the Company may pay to its stockholders. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

    Prior to 1997, the Predecessor Company declared annual cash dividends which were paid during the first six months of each year and were based upon the Predecessor Company's earnings in the prior year. In April 1997, the Predecessor Company paid dividends based on 1996 earnings in the aggregate amount of approximately $8.2 million. In October 1997, the Predecessor Company declared and paid dividends in an aggregate amount of approximately $6.8 million based on earnings through September 30, 1997. See "The Company--Reincorporation Transactions." The Company did not pay any dividends in 1998.

                            MARKET FOR COMMON STOCK

    The Common Stock was listed on the New York Stock Exchange ("NYSE") on November 25, 1997 under the symbol "TCW." On June 3, 1998, the Common Stock began trading under the symbol "TCC." At January 31, 1999, 34,600,507 shares were held by 352 stockholders of record. The following table sets forth the high and low sales prices per share of Common Stock as reported on the NYSE Composite Transaction Tape on a quarterly basis for the periods indicated.

                                                                           HIGH        LOW
                                                                         ---------  ----------
1998
  First Quarter........................................................  $  30.875  $  22.688
  Second Quarter.......................................................  $  37.563  $  25.500
  Third Quarter........................................................  $  33.500  $  25.375
  Fourth Quarter.......................................................  $  28.000  $  15.000

1999
  First Quarter (through February 24)..................................  $  28.000  $  16.000

    A recently reported sale price of the Common Stock on the NYSE is set forth on the cover page of this Prospectus.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The selected financial data set forth below have been derived from the pro forma consolidated financial statements of the Company and from the historical consolidated financial statements of the Company included elsewhere in this Prospectus. The historical consolidated financial statements of the Company as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997 have been audited by Ernst & Young LLP, independent auditors, whose reports thereon appear elsewhere in this Prospectus. The pro forma data is unaudited but, in the opinion of management, all pro forma adjustments necessary to reflect the effects of the Acquisitions, the Reincorporation Transactions, the Initial Public Offering and the Offering have been made. The selected financial data at September 30, 1998, and for the nine months ended September 30, 1997 and 1998 have been derived from the unaudited consolidated financial statements of the Company and reflect all adjustments, consisting of normal recurring accruals, which management considers necessary for a fair presentation of the financial position and results of operations for these periods.

    The selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical and pro forma financial statements and notes thereto of the Company contained elsewhere in this Prospectus.

                                                                 YEAR ENDED DECEMBER 31,
                                    ---------------------------------------------------------------------------------
                                                                                                           1997 PRO
                                       1993          1994          1995          1996          1997        FORMA(1)
                                    -----------   -----------   -----------   -----------   -----------   -----------
                                                     (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Property management services......  $    90,954   $    99,609   $    92,970   $    90,179   $    87,756   $   157,575
Brokerage services................       47,299        48,652        61,960        72,095        91,053       132,786
Infrastructure management
  services........................       16,401        27,063        38,681        50,836        68,719        71,512
Development and construction
  services........................       14,377        12,792        20,382        22,732        40,054        49,024
Retail services...................        1,306         1,966         1,510         2,393         5,318        10,293
Income from unconsolidated
  subsidiaries....................          465         3,141           114           594           512           512
Gain on disposition of real
  estate..........................      --              4,646         5,026         6,630        10,241        10,241
Other.............................        3,759         3,039         6,559         9,996         9,986        12,802
                                    -----------   -----------   -----------   -----------   -----------   -----------
Total revenues....................      174,561       200,908       227,202       255,455       313,639       444,745
Salaries, wages and benefits......      106,606       115,330       130,248       137,794       161,425       257,739
Non-recurring compensation
  costs...........................      --            --            --            --             33,085       --
Commissions.......................       15,856        20,788        23,730        27,119        39,121        42,676
General and administrative........       35,365        35,282        40,671        41,421        55,884        73,434
Profit sharing....................        8,292        16,562        15,893        20,094        23,514           597
Other.............................        4,255         7,284         8,526         9,087        17,997        23,653
                                    -----------   -----------   -----------   -----------   -----------   -----------
Operating costs and expenses......      170,374       195,246       219,068       235,515       331,026       398,099
                                    -----------   -----------   -----------   -----------   -----------   -----------
Income (loss) before income
  taxes...........................        4,187         5,662         8,134        19,940       (17,387)       46,646
Income tax expense (benefit)......        1,854         2,636         3,793         7,826        (3,367)       18,380
                                    -----------   -----------   -----------   -----------   -----------   -----------
Income (loss) before extraordinary
  gain............................        2,333         3,026         4,341        12,114       (14,020)       28,266
Extraordinary gain................          188           782       --            --            --            --
                                    -----------   -----------   -----------   -----------   -----------   -----------
Net income (loss).................  $     2,521   $     3,808   $     4,341   $    12,114   $   (14,020)  $    28,266
                                    -----------   -----------   -----------   -----------   -----------   -----------
                                    -----------   -----------   -----------   -----------   -----------   -----------

EARNINGS (LOSS) PER SHARE(3):
Basic.............................                                                          $      (.42)  $       .83
Diluted...........................                                                          $      (.42)  $       .79

WEIGHTED AVERAGE COMMON SHARES
  OUTSTANDING(3):
Basic.............................                                                           33,583,467    34,093,662
Diluted...........................                                                           33,583,467    35,971,857

OTHER DATA:
EBITDA, as adjusted(4)............  $    16,969   $    29,686   $    32,033   $    48,915   $    59,522   $    68,854
Net cash provided by (used in)
  operating activities............        7,556        15,907        10,648        25,148        (4,978)       19,189
Net cash used in investing
  activities......................       (1,974)       (2,748)         (646)       (5,019)      (21,322)     (112,074)
Net cash provided by (used in)
  financing activities............       (4,412)           93        (5,457)       (1,779)       64,542       154,905


                                        NINE MONTHS ENDED SEPTEMBER 30,

                                    ---------------------------------------
                                                                 1998 PRO
                                       1997         1998(2)      FORMA(1)
                                    -----------   -----------   -----------

STATEMENT OF OPERATIONS DATA:
Property management services......  $    65,055   $    81,897   $   106,043
Brokerage services................       61,692       100,814       116,527
Infrastructure management
  services........................       47,954        74,008        75,612
Development and construction
  services........................       27,462        42,132        49,390
Retail services...................        1,912        11,487        11,487
Income from unconsolidated
  subsidiaries....................        1,467         7,151         7,151
Gain on disposition of real
  estate..........................        1,566        23,455        23,455
Other.............................        6,131         6,012         6,462
                                    -----------   -----------   -----------
Total revenues....................      213,239       346,956       396,127
Salaries, wages and benefits......      114,006       180,509       213,683
Non-recurring compensation
  costs...........................      --            --            --
Commissions.......................       25,379        43,808        46,835
General and administrative........       33,779        51,371        60,130
Profit sharing....................       15,417       --            --
Other.............................       10,057        18,379        23,515
                                    -----------   -----------   -----------
Operating costs and expenses......      198,638       294,067       344,163
                                    -----------   -----------   -----------
Income (loss) before income
  taxes...........................       14,601        52,889        51,964
Income tax expense (benefit)......        5,747        21,425        21,055
                                    -----------   -----------   -----------
Income (loss) before extraordinary
  gain............................        8,854        31,464        30,909
Extraordinary gain................      --            --            --
                                    -----------   -----------   -----------
Net income (loss).................  $     8,854   $    31,464   $    30,909
                                    -----------   -----------   -----------
                                    -----------   -----------   -----------
EARNINGS (LOSS) PER SHARE(3):
Basic.............................                $       .93   $       .90
Diluted...........................                $       .87   $       .85
WEIGHTED AVERAGE COMMON SHARES
  OUTSTANDING(3):
Basic.............................                 33,984,517    34,366,884
Diluted...........................                 36,208,762    36,373,185
OTHER DATA:
EBITDA, as adjusted(4)............  $    39,795   $    67,566   $    71,777
Net cash provided by (used in)
  operating activities............      (10,200)      (13,186)      (13,672)
Net cash used in investing
  activities......................      (25,806)     (104,218)      (13,796)
Net cash provided by (used in)
  financing activities............       14,961        97,128         4,936

                                                                                                             SEPTEMBER 30, 1998
                                                                   DECEMBER 31,                            -----------------------
                                          --------------------------------------------------------------                    AS
                                             1993         1994         1995         1996         1997        ACTUAL     ADJUSTED(5)
                                          ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                                               (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents...............  $   22,358   $   35,610   $   40,155   $   58,505   $   96,747   $   76,471   $  77,943
Total assets............................      55,774       99,867      114,315      194,314      326,236      466,638     468,110
Long-term debt..........................       8,425        9,762        7,065       12,361        2,430       95,275      95,275
Notes payable on real estate held for
  sale..................................      --           22,914       13,182       67,810       76,623       77,297      77,297
Deferred compensation...................      14,661       21,468       25,883       20,963        8,391           57          57
Total liabilities.......................      43,767       85,516       95,090      160,018      169,305      277,198     276,959
Minority interest.......................          27          278        3,932        3,294       19,859       14,210      14,210
Stockholders' equity....................      11,980       14,074       15,293       31,002      137,072      175,230     176,941

------------------------------

    Summarized operating data by business line for the year ended December 31, 1997 (in thousands):

                                                                                    DEVELOPMENT
                                      PROPERTY                    INFRASTRUCTURE        AND
                                     MANAGEMENT     BROKERAGE       MANAGEMENT      INVESTMENT      RETAIL         TOTAL
                                     -----------   -----------   ----------------   -----------   -----------   -----------
Service revenues...................  $   87,756    $   91,053        $    68,719    $   40,054    $     5,318   $   292,900
Income from unconsolidated
  subsidiaries.....................      --            --              --                  512        --                512
Gain on disposition of real
  estate...........................      --            --              --                9,004          1,237        10,241
Other..............................       6,678           189                193         2,915             11         9,986
                                     -----------   -----------           -------    -----------   -----------   -----------
Total revenues.....................      94,434        91,242             68,912        52,485          6,566       313,639
Operating costs and expenses(6)....     104,070       100,041             70,800        48,797          7,318       331,026
                                     -----------   -----------           -------    -----------   -----------   -----------
Income (loss) before income
  taxes............................  $   (9,636)   $   (8,799)       $    (1,888)   $    3,688    $      (752)  $   (17,387)
                                     -----------   -----------           -------    -----------   -----------   -----------
                                     -----------   -----------           -------    -----------   -----------   -----------
EBITDA, as adjusted(4).............  $   16,421    $   10,639        $     8,471    $   22,520    $     1,471   $    59,522

    Summarized operating data by business line for the nine month periods ended September 30, 1997 and 1998 (in thousands):

                                             PROPERTY MANAGEMENT                                  INFRASTRUCTURE MANAGEMENT
                                                                              BROKERAGE
                                          -------------------------   -------------------------   -------------------------
                                             1997          1998          1997          1998          1997          1998
                                          -----------   -----------   -----------   -----------   -----------   -----------
Service revenues........................  $    65,055   $    81,897   $    61,692   $   100,814   $    47,954   $    74,008
Income from unconsolidated
  subsidiaries..........................      --            --            --            --            --            --
Gain on disposition of real estate......      --            --            --            --            --            --
Other...................................        4,009         4,560           278           434           143           131
                                          -----------   -----------   -----------   -----------   -----------   -----------
Total revenues..........................       69,064        86,457        61,970       101,248        48,097        74,139
Operating costs and expenses............       62,900        74,984        61,272        91,244        45,292        66,204
                                          -----------   -----------   -----------   -----------   -----------   -----------
Income (loss) before income taxes.......  $     6,164   $    11,473   $       698   $    10,004   $     2,805   $     7,935
                                          -----------   -----------   -----------   -----------   -----------   -----------
                                          -----------   -----------   -----------   -----------   -----------   -----------
EBITDA, as adjusted(4)..................  $    14,359   $    13,899   $     7,949   $    12,735   $     5,835   $     9,519

                                               DEVELOPMENT AND
                                                 INVESTMENT                    RETAIL                       TOTAL
                                          -------------------------   -------------------------   -------------------------
                                             1997          1998          1997          1998          1997          1998
                                          -----------   -----------   -----------   -----------   -----------   -----------
Service revenues........................  $    27,462   $    42,132   $     1,912   $    11,487   $   204,075   $   310,338
Income from unconsolidated
  subsidiaries..........................        1,467         7,151       --            --              1,467         7,151
Gain on disposition of real estate......          650        21,816           916         1,639         1,566        23,455
Other...................................        1,693           834             8            53         6,131         6,012
                                          -----------   -----------   -----------   -----------   -----------   -----------
Total revenues..........................       31,272        71,933         2,836        13,179       213,239       346,956
Operating costs and expenses............       26,007        51,245         3,167        10,390       198,638       294,067
                                          -----------   -----------   -----------   -----------   -----------   -----------
Income (loss) before income taxes.......  $     5,265   $    20,688   $      (331)  $     2,789   $    14,601   $    52,889
                                          -----------   -----------   -----------   -----------   -----------   -----------
                                          -----------   -----------   -----------   -----------   -----------   -----------
EBITDA, as adjusted(4)..................  $    11,270   $    27,584   $       382   $     3,829   $    39,795   $    67,566

------------------------------

(1) Gives effect to the Doppelt Acquisition, the Tooley Acquisition, the Norman Acquisition, the FHO Acquisition, the Core Acquisition, the Faison Acquisition, the Reincorporation Transactions and the sale of 5,750,000 shares of Common Stock by the Company in the Initial Public Offering and the receipt and application of the net proceeds therefrom, as though they had occurred on January 1, 1997, but excludes the non-cash, non-recurring charge to income of $33.1 million related to options granted under the Assumed Option Plan, and a $4.4 million non-recurring charge to income resulting from the settlement of claims by certain former employees arising out of a terminated stock appreciation rights plan. See "The Company--Recent Acquisitions," "--Initial Public Offering," "--Reincorporation Transactions," "Business--Retail Services" and "Pro Forma Consolidated Financial Statements."

(2) Certain revenues and expenses for the period ended September 30, 1998 have been reclassified to conform to the presentation for the quarter and year ended December 31, 1998. As a result, certain revenue and expense items differ from the amounts reported in previously filed documents. These reclassifications do not impact net income or EBITDA, as adjusted.

(3) Earnings per share and weighted average common shares outstanding for the years prior to 1997 and for the nine months ended September 30, 1997 are not relevant due to the change in capital structure effected in connection with the Reincorporation Transactions in the fourth quarter of 1997. The weighted average shares outstanding used to calculate basic and diluted earnings per share for 1997 include the shares issued in our initial public offering and in the reincorporation transactions as if they were outstanding for the entire period. See "The Company--Initial Public Offering" and "--Reincorporation Transactions."

(4) EBITDA, as adjusted, represents earnings before interest, income taxes, depreciation and amortization, royalty and consulting fees, profit sharing, the non-cash, non-recurring charge to income related to the stock options granted under the Assumed Option Plan and the non-recurring charge to income resulting from the settlement of claims by certain former employees arising out of a terminated stock appreciation rights plan. Management believes that EBITDA, as adjusted, can be a meaningful measure of the Company's operating performance, cash generation and ability to service debt. However, EBITDA, as adjusted, should not be considered as an alternative either to: (i) net earnings (determined in accordance with GAAP); (ii) operating cash flow (determined in accordance with GAAP); or (iii) liquidity. The Company's calculation of EBITDA, as adjusted, may differ from similarly titled items reported by other companies.

(5) As adjusted to give effect to the Offering as though it occured on September 30, 1998. See "Pro Forma Consolidated Financial Statements."

(6) Includes a non-cash, non-recurring charge to compensation expense of $33.1 million related to the stock options granted under the Assumed Option Plan, which was allocated as follows: Property Management--$13.6 million; Brokerage--$10.4 million; Infrastructure Management-- $4.1 million; Development and Investment--$3.8 million; and Retail--$1.2 million. Also includes a non-recurring charge to general and administrative expense for payment obligations incurred in connection with the settlement of claims made pursuant to a terminated stock appreciation rights plan, which was allocated as follows: Property Management--$1.8 million; Brokerage--$1.4 million; Infrastructure Management--$0.5 million; Development and Investment--$0.5 million; and Retail--$0.2 million. See "The Company--Reincorporation Transactions."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The following discussion should be read in conjunction with the Consolidated Financial Statements of the Company and the notes thereto, the Selected Consolidated Financial Data and the other information included elsewhere in this Prospectus.

OVERVIEW

    Trammell Crow Company is one of the largest diversified commercial real estate service firms in North America. As a means of addressing the comprehensive real estate service requirements of its diverse group of clients, the Company is organized into five principal lines of business. The Company's property management services business provides services relating to all aspects of building operations, tenant relations and oversight of building improvement processes, primarily for building owners who do not occupy the properties managed by the Company. The brokerage services business advises buyers, sellers, landlords and tenants in connection with the sale and leasing of office, industrial and retail space and land. The infrastructure management business entails providing comprehensive day-to-day occupancy related services, principally to large corporations which occupy commercial facilities in multiple locations. These services include administration, day-to-day maintenance and repair of client occupied facilities and strategic functions such as space planning, relocation coordination, facilities management and portfolio management. The Company's development and investment activities include development and construction services and the acquisition and disposition of commercial real estate projects. The development and construction services include financial planning, site acquisition, procurement of approvals and permits, design and engineering coordination, construction bidding and management and tenant finish coordination, project close-out and user move coordination, general contracting and project finance advisory services. The Company's retail services business provides tenant representation, disposition, development and financial services to national and global retail customers, as well as property management and leasing services to regional malls.

    The Company's annual revenues increased to $313.6 million in 1997 from $227.2 million in 1995. This revenue growth was achieved during a period when the composition of the Company's revenues shifted significantly as the Company increased the role which brokerage, infrastructure management, development and investment and retail services play in its overall strategy. From 1995 to 1997, the percentage of the Company's revenues generated by its property management services business declined from 40.9% to 28.0%. Over this same period, revenues from brokerage, infrastructure management, development and investment (including income from unconsolidated subsidiaries and gain on disposition of non-retail build-to-suit real estate projects) and retail (including gain on disposition of retail build-to-suit real estate projects) increased from a combined 56.2% of total revenues to 68.8% of total revenues.

    The Company's revenue streams consist primarily of recurring payments made pursuant to service contracts and variable transaction-oriented payments. The Company typically receives base monthly fees from clients for services provided in its property management services business. A majority of the fees generated by the Company's infrastructure management services business are contractual and recurring in nature. The Company typically earns fees from its development and construction services business which are based upon a negotiated percentage of a project's cost, and the Company may receive incentive bonuses for completing a development project under budget and within certain critical time deadlines. The fees generated in the Company's brokerage and retail services businesses are typically paid in connection with the consummation of a transaction such as the purchase or sale of commercial property or the execution of a lease. Although the fees generated by the Company's brokerage and development and construction services businesses are not typically recurring in nature, a majority of the aggregate service fees generated by these businesses in 1997 was earned in the performance of services relating to properties included in the Company's approximately 240 million square foot property management and leasing portfolio. Revenues from the Company's investment activities primarily consist of gain on disposition of real estate and income from unconsolidated subsidiaries that hold real estate assets. The Company has limited control over the timing of the disposition of these investments and the recognition of any related gain or loss. Because the disposition of a single significant investment can impact the Company's financial performance in any period, these investment activities could create fluctuations in the Company's revenues. Because the Company's investment strategy typically entails making relatively modest investments alongside its corporate and institutional clients, its ability to conduct these activities depends in part on the supply of investment capital for commercial real estate and related assets. In recent months, providers of capital for real estate investment have taken a more cautious approach regarding investments in development projects. If this trend continues or accelerates, the Company's investment activities, as well as its traditional construction and development business, could be adversely affected.

    For the nine months ended September 30, 1998, the percentage of the Company's total revenues generated by each of its property management, brokerage, infrastructure management, development and investment, and retail businesses was 24.9%, 29.2%, 21.4%, 20.7% and 3.8%, respectively. For the nine months ended September 30, 1998, the percentage of EBITDA, as adjusted, generated by each of the Company's property management, brokerage, infrastructure management, development and investment, and retail businesses was 20.6%, 18.8%, 14.1%, 40.8%, and 5.7%, respectively.

    A majority of the Company's revenues that are not generated by its primary businesses represent interest earned on the Company's cash balances. In 1997, these revenues totaled $4.7 million. A significant portion of the remaining revenues not generated by the Company's primary businesses are generated by an insurance agency subsidiary and are based upon commissions on insurance written on properties included in the Company's property management and leasing portfolio and on workmen's compensation insurance for the Company's employees. In 1997, this subsidiary generated revenues of $4.2 million.

    The Company's operating expenses consist of salaries, wages and benefits, commissions, general and administrative expenses, rent, depreciation and amortization expense, interest, profit sharing, royalty and consulting fees and minority interest. Salaries, wages and benefits and commissions constitute a majority of the Company's total operating costs and expenses.

RECENT DEVELOPMENTS

    On February 18, 1999, the Company reported its results of operations for the fourth quarter and year ended December 31, 1998. The data set forth below have been derived from the historical consolidated financial statements of the Company. The historical consolidated financial statements of the Company for the year ended December 31, 1997 have been audited by Ernst & Young LLP, independent auditors, whose reports thereon appear elsewhere in this Prospectus. The financial data for the year ended December 31, 1998 and for the three months ended December 31, 1997 and 1998 have been derived from unaudited consolidated financial statements of the Company, and reflect all adjustments, consisting of normal recurring accruals, which management considers necessary for a fair presentation of the results of operations for these periods.

                                                                 YEAR ENDED DECEMBER      THREE MONTHS ENDED
                                                                         31,                 DECEMBER 31,
                                                                ----------------------  ----------------------
                                                                   1997        1998        1997        1998
                                                                ----------  ----------  ----------  ----------
                                                                  (IN THOUSANDS, EXCEPT SHARE AND PER SHARE
                                                                                    DATA)
STATEMENT OF OPERATIONS DATA:
Property management services..................................  $   87,756  $  116,784  $   22,701  $   34,887
Brokerage services............................................      91,053     152,154      29,361      51,340
Infrastructure management services............................      68,719     105,129      20,765      31,121
Development and construction services.........................      40,054      65,942      12,592      23,810
Retail services...............................................       5,318      19,700       3,406       8,213
Income (loss) from unconsolidated subsidiaries................         512      18,438        (955)     11,287
Gain on disposition of real estate............................      10,241      31,658       8,675       8,203
Other.........................................................       9,986       7,718       3,855       1,706
                                                                ----------  ----------  ----------  ----------
Total revenues................................................     313,639     517,523     100,400     170,567

Salaries, wages and benefits..................................     161,425     269,780      47,419      89,271
Non-recurring compensation costs..............................      33,085      --          33,085      --
Commissions...................................................      39,121      67,508      13,742      23,700
General and administrative....................................      55,884      78,344      22,105      26,973
Profit sharing................................................      23,514      --           8,097      --
Other.........................................................      17,997      25,766       7,940       7,387
                                                                ----------  ----------  ----------  ----------
Operating costs and expenses..................................     331,026     441,398     132,388     147,331
                                                                ----------  ----------  ----------  ----------
Income (loss) before income taxes.............................     (17,387)     76,125     (31,988)     23,236
Income tax expense (benefit)..................................      (3,367)     29,674      (9,114)      8,249
                                                                ----------  ----------  ----------  ----------
Net income (loss).............................................  $  (14,020) $   46,451  $  (22,874) $   14,987
                                                                ----------  ----------  ----------  ----------
                                                                ----------  ----------  ----------  ----------
EARNINGS (LOSS) PER SHARE(1):
  Basic.......................................................  $     (.42) $     1.36  $     (.68) $     0.44
  Diluted.....................................................  $     (.42) $     1.28  $     (.68) $     0.41
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING(1):
  Basic.......................................................  33,583,467  34,059,155  33,583,467  34,280,642
  Diluted.....................................................  33,583,467  36,216,352  33,583,467  36,241,036
OTHER DATA:
EBITDA, as adjusted(2)........................................  $   59,522  $   96,811  $   19,727  $   29,245
                                                                ----------  ----------  ----------  ----------
                                                                ----------  ----------  ----------  ----------

    Summarized operating data by business line for the year ended December 31, 1998 (in thousands):

                                                                                   DEVELOPMENT
                                           PROPERTY                 INFRASTRUCTURE     AND
                                          MANAGEMENT    BROKERAGE    MANAGEMENT     INVESTMENT    RETAIL      TOTAL
                                         ------------  -----------  -------------  ------------  ---------  ---------

Service revenues.......................   $  116,784    $ 152,154     $ 105,129     $   65,942   $  19,700  $ 459,709
Income from unconsolidated
  subsidiaries.........................       --           --            --             18,438      --         18,438
Gain on disposition of real estate.....       --           --            --             29,411       2,247     31,658
Other..................................        6,059          637           190            756          76      7,718
                                         ------------  -----------  -------------  ------------  ---------  ---------
Total revenues.........................      122,843      152,791       105,319        114,547      22,023    517,523
Operating costs and expenses...........      108,913      141,254        96,211         75,589      19,431    441,398
                                         ------------  -----------  -------------  ------------  ---------  ---------
Income before income taxes.............   $   13,930    $  11,537     $   9,108     $   38,958   $   2,592  $  76,125
                                         ------------  -----------  -------------  ------------  ---------  ---------
                                         ------------  -----------  -------------  ------------  ---------  ---------
EBITDA, as adjusted(2).................   $   17,394    $  16,881     $  10,910     $   47,424   $   4,202  $  96,811

------------------------------

(1) The weighted average shares outstanding used to calculate basic and diluted earnings per share for 1997 include the shares issued in our initial public offering and in the reincorporation transactions as if they were outstanding for the entire period. See "The Company--Initial Public Offering" and "--Reincorporation Transactions."

(2) EBITDA, as adjusted, represents earnings before interest, income taxes, depreciation and amortization, royalty and consulting fees, profit sharing, the non-cash, non-recurring charge to income related to the stock options granted under the Assumed Option Plan and the non-recurring charge to income resulting from the settlement of claims by certain former employees arising out of a terminated stock appreciation rights plan. Management believes that EBITDA, as adjusted, can be a meaningful measure of the Company's operating performance, cash generation and ability to service debt. However, EBITDA, as adjusted, should not be considered as an alternative either to: (i) net earnings (determined in accordance with GAAP); (ii) operating cash flow (determined in accordance with GAAP); or (iii) liquidity. The Company's calculation of EBITDA, as adjusted, may differ from similarly titled items reported by other companies.

    For the year ended December 31, 1998, the Company's total revenues were $517.5 million, an increase of 65.0% from $313.6 million in 1997. EBITDA, as adjusted, for the year increased 62.7% to $96.8 million, compared with $59.5 million in 1997. Acquisitions contributed 31.1% of the Company's revenue growth and 18.2% of the Company's growth in EBITDA, as adjusted, for 1998. The Company's net income for 1998 was $46.5 million, as compared to a net loss in 1997 of $14.0 million. The net loss in 1997 was primarily due to $37.5 million of non-recurring charges related to an option plan and a terminated stock appreciation rights plan.

    For the three months ended December 31, 1998, the Company's total revenues were $170.6 million, an increase of 69.9% from $100.4 million for the three months ended December 31, 1997. EBITDA, as adjusted, for the fourth quarter of 1998 increased 48.2% to $29.2 million from $19.7 million in the fourth quarter of 1997. Acquisitions contributed 49.4% of the Company's revenue growth and 23.6% of the Company's growth in EBITDA, as adjusted, for the period. Net income for the fourth quarter of 1998 was $15.0 million, as compared to a net loss in the fourth quarter of 1997 of $22.9 million. The net loss in the fourth quarter of 1997 was primarily due to $37.5 million of non-recurring charges related to an option plan and a terminated stock appreciation rights plan.

    As anticipated, the Company recognized a high percentage of its income in the third and fourth quarters of 1998 due to the closing in those quarters of a disproportionate number of development and investment transactions (which typically generate higher margins than transactions in the Company's other business lines). Specifically, one atypically large and profitable transaction that closed in the fourth quarter contributed approximately $10.1 million of revenues, $10.1 million of EBITDA, as adjusted, and $6.2 million of net income. Primarily because this transaction was atypically large and profitable, the Company believes that in 1999 its margins on this business activity will be lower than the margins in 1998.

    The Company's positive third and fourth quarter results were partially offset by an increase in operating expenses. This increase in operating expenses was attributable in part to expenses incurred in connection with the integration into the Company's business of the operations acquired in the Faison Acquisition. The Company expects to continue to incur increased expenses associated with the Faison integration in 1999, primarily in the first and second quarters. Operating expenses also increased in the third and fourth quarters of 1998 due to expenses incurred in connection with several initiatives begun in those quarters and intended to increase revenues and income in future periods. These initiatives include upgrading the Company's management information systems and making targeted investments to enhance its development and investment, infrastructure management and brokerage businesses. These investments are expected to exceed $10.0 million in 1999.

    As in 1998, the Company anticipates that a disproportionately high percentage of 1999 transactions in its development and investment business (which typically generate higher margins than transactions in the Company's other business lines) will close in the third and fourth quarters. Because of this anticipated concentration of higher margin development and investment activity in late 1999 and the increased level of expenses the Company expects to continue to incur in early 1999 in connection with the Faison integration and the other initiatives described above, the Company expects to recognize a greater percentage of its 1999 income in the fourth quarter than was the case in 1998.

RESULTS OF OPERATIONS

    The following table sets forth items from the Company's Consolidated Statements of Operations for each of the three years in the period ended December 31, 1997, and for each of the nine month periods ended September 30, 1997 and 1998, as a percent of revenue for the periods indicated.

                                                                                                            NINE MONTHS ENDED
                                                                             YEAR ENDED DECEMBER 31,
                                                                                                              SEPTEMBER 30,
                                                                         -------------------------------  ----------------------
                                                                           1995       1996       1997       1997       1998(1)
                                                                         ---------  ---------  ---------  ---------  -----------
Revenues:
  Property management services.........................................       40.9%      35.3%      28.0%      30.5%       23.6%
  Brokerage services...................................................       27.3       28.2       29.0       28.9        29.1
  Infrastructure management services...................................       17.0       19.9       21.9       22.5        21.3
  Development and construction services................................        9.0        8.9       12.8       12.9        12.1
  Retail services......................................................        0.7        0.9        1.7        0.9         3.3
  Income from unconsolidated subsidiaries..............................        0.1        0.2        0.2        0.7         2.1
  Gain on sale of real estate..........................................        2.2        2.6        3.3        0.7         6.8
  Other................................................................        2.8        4.0        3.1        2.9         1.7
                                                                         ---------  ---------  ---------  ---------       -----
      Total revenues...................................................      100.0%     100.0%     100.0%     100.0%      100.0%

Expenses:
  Salaries, wages and benefits.........................................       57.3%      53.9%      62.0%      53.5%       52.0%
  Commissions..........................................................       10.4       10.6       12.5       11.9        12.6
  General and administrative...........................................       17.9       16.2       17.8       15.9        14.8
  Profit sharing.......................................................        7.0        7.9        7.5        7.2      --
  Other................................................................        3.8        3.6        5.7        4.7         5.3
                                                                         ---------  ---------  ---------  ---------       -----
      Total operating costs and expenses...............................       96.4%      92.2%     105.5%      93.2%       84.7%
                                                                         ---------  ---------  ---------  ---------       -----
Income (loss) before income taxes......................................        3.6%       7.8%      (5.5)%       6.8%       15.3%
Income tax expense (benefit)...........................................        1.7        3.1       (1.1)       2.7         6.2
                                                                         ---------  ---------  ---------  ---------       -----
Net income (loss)......................................................        1.9%       4.7%      (4.4)%       4.1%        9.1%
                                                                         ---------  ---------  ---------  ---------       -----
                                                                         ---------  ---------  ---------  ---------       -----

------------------------------
(1) Certain revenues and expenses for the period ended September 30, 1998 have been reclassified to conform to the presentation for the quarter and year ended December 31, 1998. As a result, certain revenue and expense items differ from the amounts reported in previously filed documents. These reclassifications do not impact net income.

NINE MONTHS ENDED SEPTEMBER 30, 1998 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30,
  1997

    REVENUES. The Company's total revenues increased $133.8 million, or 62.8%, to $347.0 million for the nine months ended September 30, 1998 from $213.2 million for the nine months ended September 30, 1997.

    Property management services revenue, which represented 23.6% of the Company's total revenue for the nine months ended September 30, 1998, increased $16.8 million, or 25.8%, to $81.9 million for that period from $65.1 million for the nine months ended September 30, 1997. This increase was primarily due to an increase in square feet under management in 1998, which resulted primarily from the acquisitions of Tooley in March of 1998 and Faison in July 1998.

    Brokerage services revenue, which represented 29.1% of the Company's total revenue for the nine months ended September 30, 1998, increased $39.1 million, or 63.4%, to $100.8 million for that period from $61.7 million for the nine months ended September 30, 1997. The revenue growth resulted from an increase in the number of brokerage transactions fueled by an increase of 44.6% in the average number of brokers employed during the nine months ended September 30, 1998 as compared to the same period in 1997, coupled with an increased focus on larger transactions.

    Infrastructure management services revenues, which represented 21.3% of the Company's total revenue for the nine months ended September 30, 1998, increased $26.0 million, or 54.2%, to $74.0 million for that period from $48.0 million for the nine months ended September 30, 1997. The revenue growth resulted primarily from (i) the impact in 1998 of the addition of over 25.0 million square feet associated with two significant new customers in the financial services industry in the third quarter of 1997, (ii) expansion of services provided to several other major customers, and (iii) the addition of an infrastructure management contract (the "Penn Contract") with the University of Pennsylvania ("Penn") commencing in April 1998.

    Revenues from development and investment activities (consisting of development and construction service fees, gain on disposition of non-retail real estate projects and income from unconsolidated subsidiaries) totaled $71.1 million for the nine months ended September 30, 1998, and represented 20.5% of the Company's total revenue for that period. These revenues increased $41.5 million, or 140.2%, from $29.6 million for the nine months ended September 30, 1997. The revenue growth was primarily due to a significant increase in the second and third quarters of 1998 in the number of development projects with respect to which the Company receives development fees, an increase in gain on disposition of real estate resulting primarily from four significant sales, two in the second quarter of 1998 and two in the third quarter of 1998, and an increase in income from unconsolidated subsidiaries resulting from sale of the underlying real estate.

    A portion of the Company's development and investment activities involves the provision of development services to companies that invest in commercial real estate projects. In recent months, the Company has seen some evidence that providers of capital are beginning to take a more cautious approach regarding investments in development projects. If this trend should continue or accelerate, that portion of the Company's development and investment activity, as well as our traditional construction and development business, could level off or decline.

    Retail revenues (including services revenues and gain on disposition of retail real estate projects) totaled $13.1 million for the nine months ended September 30, 1998, and represented 3.8% of the Company's total revenue for that period. These revenues increased $10.3 million, or 367.9%, from $2.8 million for the nine months ended September 30, 1997. This revenue growth was primarily a result of the acquisition of Doppelt in August 1997, an increase in gain on disposition of build-to-suit real estate projects resulting primarily from four sales in the third quarter of 1998, and the addition of approximately 10.0 million square feet of regional malls under management due to the Faison Acquisition in July of 1998.

    OPERATING COSTS AND EXPENSES. The Company's operating costs and expenses increased $95.5 million, or 48.1%, to $294.1 million for the nine months ended September 30, 1998 from $198.6 million for the nine months ended September 30, 1997.

    The increase in operating costs and expenses was primarily due to a 58.3% increase in salaries, wages, and benefits for the nine months ended September 30, 1998, resulting primarily from an increase in staffing in 1998. The Company added approximately 2,000 employees in 1998 due to the acquisitions of real estate service companies, staffing requirements of the infrastructure management services business and support for internal growth in the Company's other lines of business. Salaries, wages and benefits also include bonus payments made to certain employees in 1998 related to the Company's development activities. Such development-related bonuses totaled $4.2 million for the nine months ended September 30, 1998. Additionally, compensation increased for the nine months ended September 30, 1998 from the comparable period in 1997 due to the impact of the new compensation structure adopted in connection with the Initial Public Offering in the fourth quarter of 1997.

    Commissions increased 72.6% for the nine months ended September 30, 1998, primarily as a result of the increased brokerage activities giving rise to the significant growth in the Company's brokerage services revenues.

    General and administrative expenses increased $17.6 million, or 52.1%, for the nine months ended September 30, 1998, as compared with the same period in the prior year. The increase is primarily due to increases in rent, travel and overhead costs of the infrastructure management services business resulting from the addition of three significant customers and the expansion of services provided to several other significant customers, a company-wide increase in administrative costs resulting from the overall increase in number of employees, and costs associated with being a public company. Additionally, general and administrative expenses increased in part due to increases in management information systems expenses and related consulting costs as the Company continues to enhance its systems.

    The Company had no profit sharing expense in 1998 as compared to $15.4 million for the nine months ended September 30, 1997, as future profits participation under the Company's Profit Sharing Plan was terminated in conjunction with the Initial Public Offering and with the adoption of the Company's current compensation structure. Additionally, the Company had no royalty or consulting expenses in 1998 as compared to $3.2 million for the nine months ended September 30, 1997, because certain royalty and consulting arrangements to which the Company was a party were terminated in connection with the Initial Public Offering.

    Other expense increased for the nine months ended September 30, 1998 primarily as a result of interest expensed on real estate development projects that were completed and operated in 1998, as well as contingent interest incurred upon the sale of a real estate project and interest on debt borrowed for acquisitions of real estate service companies.

    INCOME BEFORE INCOME TAXES. The Company's income before income taxes increased $38.3 million, to $52.9 million, for the nine months ended September 30, 1998 from $14.6 million for the nine months ended September 30, 1997, due to the fluctuations in revenues and expenses described above.

    NET INCOME. Net income increased $22.6 million, to $31.5 million, for the nine months ended September 30, 1998 from $8.9 million for the nine months ended September 30, 1997.

YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

    REVENUES. The Company's total revenues increased $58.1 million, or 22.7%, to $313.6 million in 1997 from $255.5 million in 1996.

    Property management services revenue, which represented 28.0% of the Company's total revenue in 1997, decreased $2.4 million, or 2.7%, to $87.8 million in 1997 from $90.2 million in 1996. This decrease was primarily due to an overall decrease in the number of square feet under management, and a relative increase in the number of square feet under management constituted by industrial properties, which typically generate lower property management revenues per square foot than office, retail and other commercial property types.

    Brokerage services revenue, which represented 29.0% of the Company's 1997 total revenue, increased $19.0 million, or 26.4%, to $91.1 million in 1997 from $72.1 million in 1996. The revenue growth resulted from the increase in tenant representation fees and in investment sales revenue resulting from implementation of the Company's strategy to aggressively pursue these business lines. The Company added approximately 100 brokers in 1997 to support this growth.

    Infrastructure management services revenues, which represented 21.9% of the Company's 1997 total revenues, increased $17.9 million, or 35.2%, to $68.7 million in 1997 from $50.8 million in 1996. The revenue growth resulted primarily from the addition of new customers. Additionally, the Company was able to expand project management and facility management services provided to existing customers.

    Revenues from development and investment activities (consisting of development and construction service fees, income from unconsolidated subsidiaries and gain on disposition of non-retail build-to-suit real estate projects) totalled $49.6 million in 1997, which represented 15.8% of the Company's 1997 total revenue. These revenues increased $20.4 million, or 69.9%, from $29.2 million in 1996. This revenue growth was primarily due to a $7.4 million increase in development fees from $9.3 million in 1996 to $16.7 million in 1997 and an increase in construction management services fees of $2.5 million to

$11.0 million in 1997 from $8.5 million in 1996. Additionally, gain on sale of real estate increased $3.1 million, or 52.5%, from $5.9 million in 1996 to $9.0 million in 1997.

    Retail revenues (consisting of service revenues and gain on disposition of retail build-to-suit real estate projects), which represented 2.1% of the Company's 1997 total revenue, increased $3.4 million, or 109.7%, to $6.5 million in 1997 from $3.1 million in 1996, primarily as a result of the acquisition of Doppelt in August 1997.

    OPERATING COSTS AND EXPENSES. The Company's operating costs and expenses increased by $95.5 million, or 40.6%, to $331.0 million in 1997 from $235.5 million in 1996. The increase in operating costs is primarily due to non-recurring charges resulting from the completion of the Initial Public Offering in December 1997. The 41.1% increase in salaries and benefits is primarily due to the $33.1 million non-cash non-recurring charge related to the stock options granted under the Assumed Option Plan. The remaining increase in salaries is due to the increased staffing required for the infrastructure management services business. The increase in commissions is due to the growth in the Company's brokerage services and retail services businesses resulting from an increase in the number of brokers. Approximately $4.4 million of the increase in general and administrative expense relates to the non-recurring charge to income resulting from the settlement of claims by certain former employees arising out of a terminated stock appreciation rights plan. The remaining increase in general and administrative expenses represents approximately $2.3 million in operating expenses relating to rental properties which were not operational in 1996 and the increased expenditures associated with the Company's technological support systems. The Company's profit sharing expense increased by $3.4 million, or 16.9%, to $23.5 million in 1997 from $20.1 million in 1996 due to the increase in earnings available for profit sharing. Other operating costs increased due to $3.1 million of interest expense on real estate held for sale that became operational in 1997, a $1.6 million expense accrued in connection with the termination of the consulting arrangement with Mr. Williams and increased amortization as a result of the Doppelt Acquisition.

    INCOME (LOSS) BEFORE INCOME TAXES. The Company's income before income taxes decreased $37.3 million, to a loss of $17.4 million in 1997 from a profit of $19.9 million in 1996 due to the factors described above.

    NET INCOME (LOSS). Net income decreased $26.1 million, to a loss of $14.0 million in 1997 from a profit of $12.1 million in 1996 due to the factors described above.

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

    REVENUES. The Company's total revenue increased $28.3 million, or 12.4%, to $255.5 million in 1996 from $227.2 million in 1995.

    Property management services revenue, which represented 35.3% of the Company's total revenue in 1996, decreased $2.8 million, or 3.0%, to $90.2 million in 1996 from $93.0 million in 1995. This decrease was primarily due to the net reduction in square footage of property management assignments and a relative increase in the number of square feet under management constituted by industrial properties, which typically generate lower property management revenues per square foot than office, retail and other commercial property types. Recognizing a trend toward a consolidation of service providers utilized by large institutional owners and investors, the Company implemented a national marketing program focused on its large customers. The Company believes the implementation of this strategic initiative increased square footage under management for these customers by 11.3 million square feet, or 12.9%, to 99.1 million square feet in 1996 from 87.8 million square feet in 1995.

    Brokerage services revenue, which represented 28.2% of 1996 total revenues, increased $10.1 million, or 16.4%, to $72.1 million in 1996 from $62.0 million in 1995. This revenue growth resulted primarily from an increase in tenant representation fees of $3.6 million, or 29.0%, to $16.0 million in 1996 from $12.4 million in 1995 and the increase in investment sales revenue of $4.0 million, or 56.5%, to

$11.1 million in 1996 from $7.1 million in 1995. The Company believes that this revenue growth is attributable to the continuation of a strategic initiative to expand its marketing services beyond project leasing to include tenant representation, investment sales and land sales. This strategy resulted in an increase in the aggregate number of brokers by 40, or 20.5%, to 235 in 1996 from 195 in 1995.

    Infrastructure management services revenue, which represented 19.9% of the Company's total revenues in 1996 increased $12.1 million, or 31.4%, to $50.8 million in 1996 from $38.7 million in 1995. The revenue growth resulted primarily from the addition of new customers and expansion of services provided to existing customers. In addition, in September 1996, the Company acquired the remaining outstanding stock of Primaris Corporate Services, Ltd., a Canadian provider of infrastructure management services. This acquisition, accounted for under the purchase method, increased revenues by approximately $0.9 million in 1996.

    Revenues from development and investment activities (consisting of development and construction service fees, income from unconsolidated subsidiaries and gain on disposition of non-retail build-to-suit real estate projects), which represented 11.4% of 1996 total revenue, increased $5.1 million or 21.2%, to $29.2 million in 1996 from $24.1 million in 1995. The revenue growth was primarily due to increases in gross profit on general contracting services of $1.0 million, or 34.8%, to $3.9 million in 1996 from $2.9 million in 1995, a decrease in development fees of $0.5 million, or 5.8%, to $8.5 million in 1996 from $9.0 million in 1995 and an increase in gain on sale of real estate of $2.3 million, or 63.9%, to $5.9 million in 1996 from $3.6 million in 1995. Income from unconsolidated subsidiaries increased $0.5 million or 500%, to $0.6 million in 1996 from $0.1 million in 1995. In general, these service revenues are affected by the timing of development transactions.

    OPERATING COSTS AND EXPENSES. The Company's operating costs and expenses increased by $16.4 million, or 7.5%, to $235.5 million in 1996 from $219.1 million in 1995. The increase in operating costs and expenses is primarily due to increased salaries, wages and benefits (associated with the increased staffing required for the infrastructure management service business) and increased commissions (associated with increased brokerage services revenues). The Company's profit sharing increased by $4.2 million, or 26.4%, to $20.1 million in 1996 from $15.9 million in 1995 due to the increase in profitability. As a percentage of total revenue, operating costs and expenses declined to 92.2% in 1996 from 96.4% in 1995, primarily as a result of the Company's ability to spread its fixed costs over a greater revenue base.

    INCOME BEFORE INCOME TAXES. The Company's income before income taxes increased $11.8 million, or 145.1%, to $19.9 million in 1996 from $8.1 million in 1995 due to the factors described above.

    NET INCOME. Net income increased $7.8 million, or 179.1%, to $12.1 million in 1996 from $4.3 million in 1995. As a percent of total revenue, net income increased to 4.7% in 1996 from 1.9% in 1995 due to the factors described above.

QUARTERLY RESULTS OF OPERATIONS AND SEASONALITY

    The following table presents unaudited quarterly results of operations data for the Company for each of the four quarters of 1998, 1997, 1996 and 1995. This quarterly information is unaudited but, in the opinion of management, reflects all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the information for the periods presented. The results of operations for any quarter are not necessarily indicative of results for any future period. Revenues and income before income taxes during the fourth fiscal quarter historically have been somewhat greater than in the first three fiscal quarters, primarily because the Company's clients have a demonstrated tendency to close transactions toward the end of the fiscal year. The timing and introduction of new contracts, the disposition of investments in real estate assets and other factors may also cause quarterly fluctuations in the Company's results of operations. The fourth quarter of 1997 includes a non-cash, non-recurring charge to income of $33.1 million related to options granted under the Assumed Option Plan and a $4.4 million non-recurring charge to income resulting from the settlement of claims by certain former employees arising out of a terminated stock appreciation rights plan.

                                                                               THREE MONTHS ENDED
                                                               ---------------------------------------------------
                                                                MARCH 31     JUNE 30    SEPTEMBER 30  DECEMBER 31
                                                               -----------  ----------  ------------  ------------
1998:
Revenues (1).................................................   $  88,959   $  113,536   $  144,461    $  170,567
Income before income taxes...................................      10,568       18,141       24,180        23,236
Net income...................................................       6,329       10,851       14,284        14,987
1997:
Revenues.....................................................   $  62,098   $   69,344   $   81,797    $  100,400
Income (loss) before income taxes............................       2,624        4,402        7,575       (31,988)
Net income (loss)............................................       1,601        2,685        4,568       (22,874)
1996:
Revenues.....................................................   $  56,397   $   54,299   $   65,515    $   79,244
Income before income taxes...................................       3,025        3,507        5,934         7,474
Net income...................................................       1,876        2,093        3,673         4,472
1995:
Revenues.....................................................   $  47,415   $   53,692   $   54,530    $   71,565
Income before income taxes...................................         663        2,693        2,028         2,750
Net income...................................................         420        1,371        1,082         1,468

------------------------

(1) Certain revenues for the periods ended March 31, June 30 and September 30 have been reclassified to conform to the presentation for the quarter ended December 31, 1998. As a result, revenues differ from the amounts reported in previously filed documents. These reclassifications do not impact net income.

LIQUIDITY AND CAPITAL RESOURCES

    The Company's liquidity and capital resources requirements include expenditures for real estate held for sale and payments on notes payable associated with its development and construction activities; the funding of working capital needs, primarily accounts receivable from its clients; and the funding of capital investments, including the acquisition of other real estate service companies. The Company finances its operations with internally generated funds and borrowings under its revolving line of credit (described below). The portion of the Company's development and investment business that includes the acquisition or development of real estate is financed with loans secured by the underlying real estate, external equity, internal sources of funds, or a combination thereof.

    Net cash used in operating activities totaled $13.2 million for the nine months ended September 30, 1998, compared to $10.2 million in the comparable period in 1997. This increased use of cash in operating activities is primarily due to a significant increase in development activity and related expenditures for real estate held for sale, payment in 1998 of profit sharing distributions totaling $13.1 million which were accrued at December 31, 1997, and working capital used to support the growth in operations. Net cash used in operating activities totaled $5.0 million for the year ended December 31, 1997, compared to net cash provided by operating activities of $25.1 million in 1996. The primary reason for this change is a decrease in debt proceeds for real estate held for sale as the Company used internal sources for funding these transactions. In addition, in 1997 the Company made mid-year royalty, consulting and profit sharing cash distributions relating to performance through October 1997. Prior to 1997, such distributions were typically paid during the first quarter of the year following the activity which generated the distributions. The Company also paid more federal taxes during the year due to a higher net income (before the effect of the non-cash non-recurring charge related to the stock options granted under the Assumed Option Plan). Net cash provided by operating activities totaled $25.1 million and $10.6 million for the years ended December 31, 1996 and 1995, respectively. The changes in these cash flows for these periods can be attributed primarily to increases in net income, fluctuations in the net proceeds from real estate development and construction and variations in accounts receivable, accounts payable and accrued expenses.

    Net cash used in investing activities totaled $104.2 million for the nine months ended September 30, 1998, compared to $25.8 million for the comparable period in 1997. This change is primarily attributable to the Tooley Acquisition, the FHO Acquisition and the Faison Acquisition in March, May and July 1998, respectively. Net cash used in investing activities totaled $21.3 million for the year ended December 31, 1997 compared to $5.0 million for the same period in 1996. This change is primarily attributable to the Doppelt Acquisition in August 1997, investments in unconsolidated subsidiaries and distributions to minority interest. These uses were offset by distributions from unconsolidated subsidiaries and contributions from minority interest. Net cash used in investing activities totaled $5.0 million and $0.6 million for the years ended December 31, 1996 and 1995, respectively. The changes in these cash flows for these periods can be attributed primarily to an increase in technology related fixed asset expenditures and a decrease in contributions from minority interest.

    Net cash provided by financing activities totaled $97.1 million for the nine months ended September 30, 1998, compared to $15.0 million for the comparable period in 1997. This increase in cash provided by financing activities is primarily due to the issuance of common stock for total proceeds of $6.5 million, a $68.3 million increase in the amount of borrowings under the Existing Credit Facility as described below and a $8.2 million decrease in dividends paid. Net cash provided by financing activities totaled $64.5 million for the year ended December 31, 1997 compared to net cash used in financing activities of $1.8 million for the same period in 1996. The reasons for this change are an increase of debt proceeds, the repayment of stock loans and the net proceeds from the Initial Public Offering of $90.2 million. These increases were offset by increased debt repayments and dividends paid during 1997. Net cash flow used in financing activities totaled $1.8 million and $5.5 million for the years ended December 31, 1996 and 1995, respectively. The changes in these cash flows for these periods can be attributed primarily to an increase in debt proceeds offset by repurchasing common stock into treasury.

    On December 1, 1997, the Company obtained a $150 million revolving line of credit (the "Existing Credit Facility") arranged by NationsBank of Texas, N.A. as the administrative agent (the "Administrative Agent"). Under the terms of the Existing Credit Facility, the Company can obtain loans which are Base Rate Loans or Eurodollar Rate Loans. Base Rate Loans bear interest at a base rate, which is the higher of the prime lending rate announced from time-to-time by the Administrative Agent or an average federal funds rate plus 0.5%. Eurodollar Rate Loans bear interest at an adjusted Eurodollar rate plus a margin which ranges from 1.25% to 1.75%, depending upon the Company's leverage ratio at the date the margin is determined. The Existing Credit Facility contains various covenants such as the maintenance of minimum equity and liquidity and covenants relating to certain key financial data. The Existing Credit Facility also includes limitations on payment of cash dividends or other distributions of assets and certain restrictions on investments and acquisitions that can be made by the Company. The covenants contained in the Existing Credit Facility and the amount of the Company's other borrowings and contingent liabilities may have the effect of limiting the credit available to the Company under the Existing Credit Facility to an amount less than the $150 million commitment. Through January 31, 1999, the Company had borrowed approximately $102.1 million under the Existing Credit Facility, including $10.0 million to fund its co-investment activities and $92.1 million for the Recent Acquisitions, and repaid $20.0 million of these amounts. At January 31, 1999, the Company had an unused borrowing capacity (taking into account letters of credit outstanding) under the Existing Credit Facility of approximately $61.6 million. The Existing Credit Facility requires the Company to enter into one or more interest rate agreements for the Company's indebtedness in excess of $50 million ensuring the net interest is fixed, capped or hedged. In September 1998, the Company entered into an interest rate swap agreement with a notional amount of $135.0 million. The swap agreement establishes a fixed interest pay rate of 5.29% and terminates on June 24, 1999. The weighted average receive rate for the swap agreement is 5.32% for the period ended December 31, 1998. The Company's participation in derivative transactions has been designed for hedging puposes, and derivative instruments are not held for trading purposes. The shares of certain wholly-owned subsidiaries accounting for 5% or more of the consolidated assets, revenues or earnings of the Company, and subsidiaries which are engaged primarily in the business of real estate development and ownership, whose assets are not subject to any financing, accounting for more than 5% of the consolidated assets, revenues or earnings of the Company, are pledged as security for this credit facility. The Company expects to continue to borrow under the Existing Credit Facility to finance future strategic acquisitions, fund its co-investment activities and provide the Company with an additional source of working capital.

    In August 1997, Trammell Crow BTS, Inc., a wholly-owned subsidiary of the Company ("TC BTS"), obtained a $20.0 million credit facility (the "Retail BTS Facility") from KeyBank National Association ("KeyBank"). Under the terms of the Retail BTS Facility, until May 31, 1999, subsidiaries of TC BTS can obtain loans at one of a LIBOR-based interest rate, KeyBank's prime rate or a combination of the two interest rates. The proceeds of any such loans must be used for the construction of retail facilities for OfficeMax, Inc. The Retail BTS facility is secured by a first mortgage on and assignment of all rents from the constructed facilities. In addition, TC BTS must guarantee all obligations of its subsidiaries for loans made pursuant to the Retail BTS Facility and (i) if the closing of any loan occurred prior to May 1, 1998, Trammell Crow MW, Inc., a wholly-owned subsidiary of the Company, is required to guarantee the repayment obligations under the Retail BTS Facility with respect to such loan and to guarantee the timely lien free completion of the retail facility to which such loan relates, and (ii) if the closing of any loan occurs on or after May 1, 1998, the Company must guarantee the repayment obligations under the Retail BTS Facility with respect to such loan and must guarantee the timely lien free completion of the retail facility to which such loan relates. The Retail BTS Facility also contains various covenants, such as the maintenance of a minimum net worth of TC BTS and prohibition on other TC BTS guarantees of build-to-suit retail projects.

    In December 1998, TCC NNN Trading, Inc., a wholly-owned subsidiary of the Company ("TCC Triple Net"), obtained a two-year $20.0 million revolving line of credit ("Triple Net Facility") from KeyBank National Association ("KeyBank"). Under the terms of the Triple Net Facility, TCC Triple Net can obtain loans at a LIBOR-based interest rate, the proceeds of which must be used for the acquisition of retail properties subject to "triple net" leases. The Triple Net Facility is nonrecourse to TCC Triple Net and is secured by a first mortgage and assignment of all rents from the acquired properties. The Company will guarantee from 10% to 40% of each such loan depending on the credit rating of the tenant occupying the acquired property. The Company's guarantee percentage will be reduced to 10% for any loan upon the receipt of a purchase agreement relating to the property underlying such loan. The maximum amount of any advance related to a single property will be either (i) 90% of the property's acquisition costs and certain related costs (if the property's tenant has a debt rating of BBB- or higher), or (ii) 80% of the property's acquisition costs and certain related costs (if the property's tenant has a debt rating of BB+ or lower). The Triple Net Facility also contains various covenants, such as the maintenance of minimum equity and liquidity of the Company and covenants relating to certain key financial data of the Company. The restrictions contained in such financial covenants are identical to those set forth in the Existing Credit Facility. See "Business--Retail Services."

    The Company intends to retain earnings to finance its growth and, therefore, does not anticipate paying any dividends in the foreseeable future. The Company believes that funds generated from operations, together with existing cash and available credit under the Existing Credit Facility and the Triple Net Facility will be sufficient to finance its current operations, planned capital expenditure requirements, payment obligations for development purchases, acquisitions of service companies and internal growth for the foreseeable future. The Company's need, if any, to raise additional funds to meet its working capital and capital requirements will depend upon numerous factors, including the success and pace of its implementation of its growth strategy. The Company regularly monitors capital raising alternatives to be able to take advantage of available avenues to supplement its working capital, including strategic corporate partnerships or other alliances, bank borrowings and the sale of equity and/or debt securities.

IMPACT OF YEAR 2000

    The Year 2000 problem refers to the inability of many existing computer programs to properly recognize or process a year that begins with "20" instead of the familiar "19." If not corrected, many time-sensitive computer programs using two digits to indicate the year may recognize "00" as the year 1900 rather than the year 2000. The failure to recognize the year 2000 and other key dates could result in a variety of problems from data miscalculations to the failure of entire systems.

    In early 1998, the Company formed a Year 2000 Task Force (the "Task Force") including internal technical, operational, financial and legal representatives and technical and legal consultants. Under the direction of the Task Force, the Company is pursuing multiple Year 2000-related initiatives (collectively, the "Program") with the goal of mitigating the impact of Year 2000 issues on Company operations.

INFORMATION TECHNOLOGY SYSTEMS

    Prior to the formation of the Task Force, the system services provider that operates and maintains the Company's central data center had conducted an assessment of the data center's information technology ("IT") systems for the purpose of assessing such systems' Year 2000 readiness. The IT systems resident at the Company's central data center include its central property management system (hardware and software handling accounting and reporting for approximately 60% of the Company-managed properties), its central communication system (e-mail, wide-area network and internet servers) and its central work order system. On the basis of this assessment and the installation of previously planned hardware and software upgrades, completed early in 1998, the Company believes that the data center IT systems should not be materially adversely affected by Year 2000 issues.

    One of the Program initiatives calls for the inventory, assessment and remediation of IT assets (mainly consisting of PCs, servers and resident software) at Company locations remote from the data center. Company technical personnel are currently engaged in the first phase of this initiative, in which IT assets in the Company's 56 largest offices will be inventoried, assessed and remediated. Inventory and assessment of hardware and inventory of software for this first phase was completed in February 1999. Assessment of the software inventory for this phase is also expected to be complete in March 1999, at which time the Company will commence indicated remediation. Following completion of the first phase inventory, the Company commenced the second phase, inventorying and assessing IT assets in those smaller offices where the Company believes that the criticality of the IT assets warrants the assessment effort. The inventory and assessment of hardware and inventory of software for this second phase is expected to be complete in March 1999. Assessment of the software inventory for this second phase is expected to be complete in April 1999, whereupon the Company will commence the indicated remediation.

    Costs associated with both phases of the field office inventory and assessment effort, expected to be incurred no later than the first quarter of 1999, are expected to total less than $400,000. These costs include license fees for application software used in the inventory and assessment process and fees paid to consultants in connection with the assessment of the software inventory. Based on earlier inventory and assessment of IT assets conducted by an independent consultant at two of the Company's larger field offices, the Company currently estimates that the cost of Year 2000 IT asset remediation at all of its field offices will be approximately $2.0 million (in excess of normal, recurring PC acquisitions and replacements). This amount represents anticipated expenditures for Year 2000-driven PC replacement and commercial application software upgrades. As this amount is based on a sample, actual remediation costs may differ materially.

MANAGED PROPERTIES--NON-IT SYSTEMS

    Another of the Program initiatives calls for the Company to assist owners of Company-managed properties with the inventory, assessment and remediation of non-IT systems at such properties. Most of the Company's field offices are in leased premises in these managed properties. In 1997, owners and tenants of many of the properties managed by the Company began to contact the Company seeking information as to the Year 2000 readiness of the properties they own or occupy. In response to these requests, the Company began making inquiries of vendors of building systems as to the Year 2000 readiness of such systems, communicating with owners and tenants as to the results of these inquiries and assisting owners with the remediation recommended by the vendors or otherwise requested by the owners. In the summer of 1998, the Company determined to engage a consultant to serve as a project manager and technical resource for the Company's property management personnel as work on this initiative continues at Company-managed properties. Under the direction of the project manager, the Company expects to complete its inventory and assessment work on this initiative in April 1999. Following the inventory and assessment work, the Company will assist owners with the remediation of indicated Year 2000 issues in accordance with owners' instructions. THIS INFORMATION IS INTENDED SOLELY TO ADVISE THE INVESTMENT COMMUNITY OF THE STEPS THAT THE COMPANY IS TAKING TO ASSIST OWNERS OF COMPANY-MANAGED PROPERTIES (IN WHICH MOST OF THE COMPANY'S OFFICES ARE LOCATED) WITH YEAR 2000 ISSUES RELATING TO NON-IT SYSTEMS. NO OWNER OR TENANT IN A COMPANY-MANAGED PROPERTY SHOULD RELY ON THIS STATEMENT AS AN INDICATION THAT THE COMPANY HAS OR WILL INVENTORY OR ASSESS THE MANAGED PROPERTY ON ITS BEHALF OR THAT, IN FACT, SUCH PROPERTY IS OR WILL BE IN A STATE OF YEAR 2000 READINESS. QUERIES IN THIS REGARD SHOULD BE ADDRESSED TO APPROPRIATE PROPERTY MANAGEMENT PERSONNEL.

    The Company currently expects that its unreimbursed out-of-pocket costs relating to this initiative, including the costs of the consultant engaged to act as the project manager and technical resource, should not exceed $1.0 million. Costs of remediating Year 2000 issues associated with non-IT systems at managed properties should be borne exclusively by the owners or tenants of such properties.

YEAR 2000 READINESS OF THIRD PARTIES

    The Company is to varying degrees dependent on the Year 2000 readiness of third parties. Because of the breadth of the Company's customer base, the success of its business is not closely tied to the success of any particular customer. Aside from vendors of certain IT systems that have already been contacted by the Company concerning the Year 2000 compliance of their products, the Company is in the preliminary stages of identifying the other parties with which it does business (utilities, other vendors, etc.) whose Year 2000 problems could adversely impact the Company. Another Program initiative calls for the Company to make appropriate inquiries of these parties. The Company expects to complete these inquiries in the first quarter of 1999.

YEAR 2000 RISKS

    Significant uncertainty exists concerning the scope and magnitude of problems associated with Year 2000 issues. While the goal of the Program is to mitigate the impact of Year 2000 issues on the Company's operations, there can be no assurance that it will be successful in doing so. For example, there is no assurance that the Program itself will succeed in accomplishing its purposes or that unforeseen circumstances will not arise during implementation of the Program that would materially and adversely affect the Company. Year 2000-related failures of mission-critical systems or at Company-managed properties could materially adversely affect the Company's operations.

CONTINGENCY PLANS

    The Company currently does not have any contingency plans in place. As the Program initiatives described above are pursued further, the Company will continue to consider the need for contingency plans.

EFFECTS OF INFLATION

    The Company does not believe that inflation has had a significant impact on its results of operations in recent years. However, there can be no assurance that the Company's business will not be affected by inflation in the future.

                                    BUSINESS

COMPANY OVERVIEW

    Trammell Crow Company is one of the largest diversified commercial real estate services companies in North America. Through 150 offices in the United States and Canada, the Company delivers a comprehensive range of services to leading multinational corporations, institutional investors and other users of real estate services. In addition, the Company has a strategic alliance with Crow Holdings International, which has eight offices in Europe, Asia and South America. In the United States, the Company is a leading provider of commercial property management, commercial property brokerage, infrastructure management and office and industrial property development and construction services. The Company, which is headquartered in Dallas, Texas, was founded in 1948 by Mr. Trammell Crow. From its founding through the 1980's, the Company's primary business was the development and management of industrial, office and retail projects. In 1991, the Company was reconstituted as a real estate services company. This reconstitution entailed the separation of the Company's commercial real estate asset base and related operations from its real estate services business. The Company continued to operate the real estate services business while ownership of the commercial real estate asset base was segregated into a large number of separate entities distinct from the Company, with independent management and operations. Many of these entities are managed by subsidiaries of Crow Holdings. See "Risk Factors--Dealings with and Reliance on Affiliates; Potential Conflicts of Interest."

    As a means of addressing the comprehensive real estate service requirements of its diverse group of clients, the Company is organized into five principal lines of business. The Company's property management services business provides services relating to all aspects of building operations, tenant relations and oversight of building improvement processes, primarily for building owners who do not occupy the properties managed by the Company. The brokerage services business advises buyers, sellers, landlords and tenants in connection with the sale and leasing of office, industrial and retail space and land. The infrastructure management business entails providing comprehensive day-to-day occupancy related services, principally to large corporations which occupy commercial facilities in multiple locations. These services include administration, day-to-day maintenance and repair of client occupied facilities and strategic functions such as space planning, relocation coordination, facilities management and portfolio management. The Company's development and investment activities include development and construction services and the acquisition and disposition of commercial real estate projects. The development and construction services business includes financial planning, site acquisition, procurement of approvals and permits, design and engineering coordination, construction bidding and management and tenant finish coordination, project close-out and user move coordination, general contracting and project finance advisory services. The Company's retail services business provides tenant representation, disposition, development and financial services to national and global retail customers, as well as property management and leasing services to regional malls.

COMPETITIVE ADVANTAGES

    The Company believes it has the following important competitive advantages:

    COMPREHENSIVE SERVICE OFFERINGS. The Company's comprehensive menu of services provides clients with single-point solutions to all of their commercial real estate services needs. The Company often commences client relationships by providing a single service and later expands these relationships by anticipating and satisfying the client's other specific service requirements. By offering a full array of services, the Company is able to maximize the effect it has on its clients' businesses while becoming highly integrated into its clients' operations. Its comprehensive service offerings also decrease the Company's exposure to a downturn in any one of its primary businesses.

    GEOGRAPHIC SCOPE. Through its 150 offices, the Company develops and maintains extensive knowledge of local real estate markets across the United States and Canada. Approximately 88% of the

Company's employees are based in markets other than Dallas, Texas, where its executive offices are located. In addition, the Company has a strategic alliance with Crow Holdings International, which has eight offices in Europe, Asia and South America. This broad geographic scope allows the Company to serve as a single-source, full service provider to multinational corporations and institutional investors with real estate interests that span regional and national boundaries. It also tends to limit its exposure to an economic downturn in any single market.

    TECHNOLOGY. The Company uses off-the-shelf and proprietary technology applications to better meet customer needs. An example is its centralized call center, which is a vital component of the Company's proprietary total occupancy cost management process that provides comprehensive cost studies and analyses of building portfolios to the Company's customers. This call center provides responses to customer needs 24 hours a day. Use of these applications is intended to enhance sharing of vital market information and provide significantly enhanced control over clients' expenses.

    MANAGEMENT/PERSONNEL. The Company has a highly qualified management team. Its seven member executive committee has an average of approximately 16 years of experience with the Company. The Company believes the low turnover among this senior management group is linked to its collegial internal culture and its history of promoting talented individuals from within. The Company's growth strategy, incentive-based compensation and the high level of ownership by Company insiders provides further motivation to achieve a high level of performance. Immediately following the Offering, employees will beneficially own approximately 35% of the Common Stock outstanding.

COMPETITIVE ENVIRONMENT

    MARKET FOR REAL ESTATE SERVICES. The real estate industry experienced a severe downturn in the late 1980s. This downturn caused a sharp reduction in commercial and industrial property values, the withdrawal of credit, a related reduction in new development and pressure on fee income derived from servicing and maintaining all classes of property. In recent years, the industry experienced a steady recovery that increased growth across all of the Company's traditional service lines. This recovery stimulated a revival of activity in the more traditional development and construction business. As demand for office and industrial space increased and property values rebounded in many of the nation's principal markets, new construction starts accelerated. If continued, this trend would provide an opportunity for the Company to earn fees associated with new development and to participate in development projects as both an advisor and as principal. In recent months, the Company has seen some evidence that providers of capital are beginning to take a more cautious approach regarding investments in development projects. If this trend should continue or accelerate, that portion of the Company's development activity could level off or decline.

    OUTSOURCING. Outsourcing is a rapidly growing trend in the United States. Through outsourcing, organizations seek to reduce costs, improve profitability and refocus management and other resources on core competencies. This trend has resulted in the development of well established providers offering an expanding range of outsourced services, including information processing, teleservicing and flexible staffing. Increasingly, organizations are also seeking outside providers for efficient and expert delivery of real estate management services.

    CONSOLIDATION. The traditionally fragmented real estate services industry is witnessing rapid consolidation in customers' selection of service providers and in alliances and combinations among providers themselves. When outsourcing real estate services, corporations and institutions have increasingly sought to consolidate the number of providers used and engage firms that can offer a full range of services across a wide geographic area. As the industry becomes more sophisticated, customers require the flexibility, multi-market perspective and technological and physical resources that large firms possess.

    As the real estate services industry has grown, it has been accompanied by downward pressure on fees and the increased use of fee structures which reflect shared risk and emphasize the achievement of performance targets. These trends benefit firms with significant scale and the ability to spread fixed costs over a larger revenue base, and have accelerated consolidation among real estate service providers.

    The Company believes that few real estate service providers can meet the demands of large corporate and institutional customers and that many companies are facing pressure to combine with others to remain competitive. In the Company's view, the competitive imperatives presented by this consolidation trend include the need to maintain comprehensive service offerings, serve an expansive geographic area and operate the business with sufficient scale to achieve significant cost efficiencies.

GROWTH STRATEGY

    The Company is using its broad industry expertise, its recognized brand and its long-standing client relationships to pursue the following growth strategy:

    EXPAND CLIENT RELATIONSHIPS. The Company's existing clients represent the most immediate opportunity to increase revenues and earnings through cross-selling the services offered by the Company. The Company has dedicated national client services personnel to identify the Company's most strategically significant customers and focus on expanding the business generated from them. Of the 152 discrete assignments secured from the 16 most strategically significant customers in 1997, 21 were awarded in cities where the Company previously did not serve the client making the assignment. Through September 30, 1998, these customers awarded 130 new business assignments to the Company in 1998.

    EXPAND THE BREADTH OF SERVICE OFFERINGS. The Company continuously expands and enhances its breadth of service offerings, principally by creating new service businesses internally. For example, the Company took advantage of the trend toward outsourcing of real estate services by creating its infrastructure management services business, which provided 21.9% of total revenues in 1997, up from 9.4% in 1993.

    CO-INVESTMENT AND DEVELOPMENT PROGRAMS. The Company continues to make selective co-investments of capital alongside corporate and institutional clients. This leverages its relationships with these clients and its extensive knowledge of the real estate industry to create new opportunities to invest capital. The Company seeks co-investments that generate investment returns while still allowing it to earn fees in exchange for services provided in the development and management of the project. Since October 1997, the Company has entered into several development programs which provide opportunities to earn fees and achieve investment returns over a series of projects with a single investor, rather than seeking these opportunities on a transaction-by-transaction basis.

    ACQUISITIONS. In addition to pursuing internal growth, the Company is committed to a strategy of selective acquisitions of complementary businesses. The Company bases this strategy on its belief that the traditionally fragmented real estate services industry is experiencing rapid consolidation as customers seek service providers who can meet their broad range of real estate needs. The Company believes that few real estate providers can meet the demands of large corporate and institutional customers, and that many smaller companies are facing pressure to combine with other service providers to remain competitive. Seeking to capitalize on this consolidation trend, in 1998, the Company completed the acquisition of five businesses based in Los Angeles, Seattle, Detroit, Boston and Charlotte. See "The Company--Recent Acquisitions." The Company continuously surveys the marketplace for other potential acquisitions which might further enhance the quality or the breadth of services it can offer clients.

PROPERTY MANAGEMENT SERVICES

    As of September 30, 1998, the Company managed approximately 266.6 million square feet of commercial property (excluding malls and facilities occupied by infrastructure management customers) and served approximately 630 clients and 18,300 tenants nationwide through its locally based property management teams present in 70 markets. The approximately 41.0 million square feet of retail space included in the Company's managed property portfolio make the Company one of the largest non-REIT managers of retail property in the United States. 1997 revenues from property management services were $87.8 million (28.0% of 1997 revenues), down from $91.0 million in 1993. Revenues from property management services for the nine months ended September 30, 1998 were $81.9 million, compared to $65.1 million for the same period in 1997. A substantial portion of this growth in revenue is due to acquisitions. In 1998 the Company acquired: (i) Norman, a real estate services firm with operations concentrated in Seattle's central business district office and retail markets;
(ii) Tooley, a California real estate services company primarily engaged in office management and leasing; and (iii) a portion of the businesses of Faison and Faison Enterprises, which are engaged in the development, leasing and management of office and retail properties located primarily in the Midatlantic and Southeast regions of the United States. As a result of these acquisitions, the Company added approximately 41.5 million square feet to its property management portfolio.

    The following charts and table show the total square feet managed by the Company at year end and the Company's revenues from its property management business from 1993 through 1997:

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

             SQUARE FEET     REVENUES (1)
1993               215,025          $90,954
1994               207,020          $99,609
1995               212,499          $92,970
1996               210,102          $90,179
1997               204,428          $87,756

                                                     1993       1994       1995       1996       1997
                                                   ---------  ---------  ---------  ---------  ---------
                                                                      (IN THOUSANDS)
Square Feet......................................    215,025    207,020    212,499    210,102    204,428
Revenues(1)......................................  $  90,954  $  99,609  $  92,970  $  90,179  $  87,756

------------------------

(1) Revenue is not a measure of profitability. Except with respect to infrastructure management services (which were conducted through a separate subsidiary), the Company did not accumulate costs by revenue type for years prior to 1997. Accordingly, a measure of profitability for the Company's property management services business cannot be shown for such periods. For summarized operating data by business line in 1997 and 1998, see "Selected Consolidated Financial Data" and Management's Discussion and Analysis of Financial Condition and Results of Operations--Recent Developments."

    The objective of the Company's property management business is to enhance its clients' investment values by maintaining high levels of occupancy and lowering property operating costs by offering a wide range of property management services. The property management services offered by the Company consist of (i) building management services such as maintenance, landscaping, security, energy management, owner's insurance, life safety, environmental risk management and capital repairs; (ii) tenant relations services such as promotional activities, processing tenant work orders and lease administration services; (iii) interfacing with the Company's development and construction services personnel in coordinating tenant finish; and (iv) financial management services including financial reporting and analysis utilizing software systems supported by the Company's in-house design and development capability for customized requirements.

    The Company expects that most of its new property management engagements will result from property transfers, projects that the Company develops for institutional investors and property management assignments added through strategic acquisitions. To the extent that institutional investors continue to make direct investments in real estate, the Company believes that it will be in an advantageous position to win new property management engagements due to its existing relationships with large institutional investors and its ability to provide single-source solutions for their multi-market and multi-functional requirements.

    The properties managed by the Company are typically served by locally based teams of property managers and maintenance personnel supported by various corporate level service functions, including technology support and purchasing. Client accounts are typically managed at the Company's national office to assure consistency of quality and to promote greater cross-selling of the Company's services.

    The Company typically receives monthly management fees for the property management services it provides, based upon a specified percentage of the monthly gross income generated from the property under management. In certain cases, the Company's property management agreements entitle it to receive a certain minimum fee based on the net rentable square footage or a percentage of the expected full occupancy fee of the property. The amount of the management fee varies depending upon local market conditions, the leasing engagement, arrangements for expense reimbursements and specific services required. Incentive fees are sometimes negotiated in turnaround or other unusual circumstances. The Company also may be reimbursed for a portion of its administrative and payroll costs directly attributed to the properties under management.

    A typical property management agreement of the Company provides for an indefinite term, but permits the property owner or the Company to terminate the agreement upon thirty days prior written notice. The Company believes that these are customary termination provisions in the industry. The Company historically has been successful in retaining property management agreements, but has lost agreements in circumstances where a property has been sold and the new property owner assumes direct responsibility for managing the property or retains one of the Company's competitors to manage the property. On a portfolio basis, excluding new assignments obtained within the last 12 months, the Company's current average length per property management assignment is approximately five years.

    As part of its strategic alliance with AMB Property L.P. ("AMB"), the Company expects (subject to the negotiation of mutually satisfactory definitive documentation regarding the alliance) to convert all of its property management contracts with AMB from industry standard contracts terminable upon 30 days notice to contracts with five year terms terminable only for cause. See "--Development and Investment Activities."

BROKERAGE SERVICES

    In 1997, the Company facilitated approximately 6,000 sales and lease transactions. As of September 30, 1998, the Company employed 475 brokers, having added 280 brokerage professionals since the beginning of 1996. Revenues from brokerage services increased from $47.3 million in 1993 to $91.1 million in 1997 (29.0% of 1997 revenues). Revenues from brokerage services for the nine months ended September 30, 1998 were $100.8 million, compared to $61.7 million for the same period in 1997. A substantial portion of this growth in revenues is due to acquisitions. In order to enhance its existing brokerage business, in May 1998 the Company acquired Fallon, Hines & O'Connor, a Boston-based commercial real estate brokerage, consulting and advisory firm with 30 brokerage professionals.

    The following charts and table show the number of brokers employed by the Company at year end and the Company's revenues from its brokerage services business from 1993 through 1997:

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

             BROKERS     REVENUES (1)
1993               150          $47,299
1994               146          $48,652
1995               195          $61,960
1996               235          $72,095
1997               335          $91,053

                                                     1993       1994       1995       1996       1997
                                                   ---------  ---------  ---------  ---------  ---------
                                                                  (REVENUES IN THOUSANDS)
Brokers..........................................        150        146        195        235        335
Revenues(1)......................................  $  47,299  $  48,652  $  61,960  $  72,095  $  91,053

------------------------

(1) Revenue is not a measure of profitability. Except with respect to infrastructure management services (which were conducted through a separate subsidiary), the Company did not accumulate costs by revenue type for years prior to 1997. Accordingly, a measure of profitability for the Company's brokerage services business cannot be shown for such periods. For summarized operating data by business line in 1997 and 1998, see "Selected Consolidated Financial Data" and Management's Discussion and Analysis of Financial Condition and Results of Operations--Recent Developments."

    The Company has historically provided project leasing services (leasing space in real estate owned by clients and managed by the Company) for the properties in its property management portfolio. In 1993 the Company began to expand its brokerage services beyond project leasing to include tenant representation (representing clients seeking to acquire real estate through lease or purchase), investment sales (representing clients buying or selling income producing real estate), listings (representing clients disposing of surplus space) and land sales (representing clients buying or selling unimproved land).

    The Company typically receives fees for brokerage services based on a percentage of the value of the lease or sale transaction. Some transactions may stipulate a fixed fee or include an incentive bonus component based on the performance of the brokerage professional or client satisfaction. Although transaction volume can be subject to economic conditions, brokerage fee structures remain relatively constant through both economic upswings and downturns.

    Project leasing revenues are derived from the steady turnover of tenants in the Company's property management and leasing portfolio of approximately 334 million square feet at September 30, 1998. Lease terms for these properties average four years, resulting in approximately 84 million square feet of space "rolling" each year, providing the Company a commission paid by the owner of the property for renewing the existing tenant's lease or releasing the space to a new tenant. The Company's tenant representation revenues are derived from the other side of the transaction, representing the tenants whose leases are expiring. Listing revenues generally increase in economic downswings as companies dispose of surplus space, while investment sales and land revenues generally increase in economic upswings as available capital drives the trading of income producing properties and corporate demand for additional space drives the purchase of land for new development.

    The Company regards its brokerage force as an integral part of its delivery system for the broad services the Company provides to its clients. Access to a large network of experienced brokers is often a valuable asset when seeking new property management, infrastructure management, development and construction and retail services business. The presence of its brokers in on-site project leasing offices can provide the Company with insights into its customers' non-brokerage real estate needs and early opportunities to capture the client's real estate services business. The sheer number of transactions in which its brokers are involved can also be a source of information from which the Company can seek to identify business opportunities in specific local or regional markets.

    The Company actively engages its brokerage force in the execution of its marketing strategy. Brokerage personnel often work in close concert with the Company's "city leaders," who are the professionals with overall responsibility for operations in major markets. Through this arrangement, key personnel are kept abreast of national trends and of the full range of services provided to customers in other areas in the United States. The ongoing dialogue among these professionals serves to increase their level of expertise, and is supplemented by other more formal education such as that provided at "Trammell Crow University," which offers sales and motivational training as well as direct exposure to personnel from the Company's other lines of business. Moreover, the brokerage force is financially rewarded for cross-selling efforts which result in new engagements for the Company, such as a development project, the acquisition of a new infrastructure management account, or assistance across geographic service lines which enables the Company to acquire additional brokerage business. Brokerage personnel also earn commissions and are eligible for profit sharing programs, participations and other forms of incentive compensation. These incentives are designed to underscore the Company's belief that the brokerage business is often a key point of entry for new clients, and is thus integral to firmwide efforts to cross-sell a full range of services.

    The Company intends to more aggressively recruit and hire (either individually or through acquisitions) additional brokerage professionals experienced primarily in the areas of investment sales and tenant representation. The Company believes that the quality brand identification of its name, the platform of a full range of services to offer clients, the ability to learn and execute additional real estate services and the Company's incentive-based compensation system which encourages ownership by Company personnel create an environment conducive to attracting the most experienced and capable brokerage professionals.

INFRASTRUCTURE MANAGEMENT SERVICES

    As of September 30, 1998, the Company had approximately 1,300 employees who serviced 62 infrastructure management clients in approximately 16,000 properties encompassing over 128 million square feet. Revenues from infrastructure management services have grown from $16.4 million in 1993 to $68.7 million in 1997 (21.9% of 1997 revenues). Revenues from infrastructure management services for the nine months ended September 30, 1998 were $74.0 million, compared to $48.0 million for the same period in 1997. The Company has developed expertise in providing infrastructure management services to clients in the financial services, healthcare, higher education, automotive, oil and gas and technology/communications industries. In February 1998, the Company entered into the Penn Contract, pursuant to which, on April 1, 1998, the Company became the exclusive provider of certain infrastructure management services with respect to designated properties and grounds of Penn. In addition, in June 1998, the Company acquired substantially all of the assets of Core. The Company's goal in effecting this acquisition was to combine its resources and management experience with the expertise of the former Core employees to become a leading provider of infrastructure management services in the automotive industry.

    The following charts and table show the growth of the Company's infrastructure management services business from 1993 through 1997 in terms of revenues and net income:

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

             REVENUES      NET INCOME
1993            $16,401             $342
1994            $27,063             $391
1995            $38,681             $441
1996            $50,836           $1,620
1997            $68,719           $1,664

                                                     1993       1994       1995       1996       1997
                                                   ---------  ---------  ---------  ---------  ---------
                                                                      (IN THOUSANDS)
Revenues.........................................  $  16,401  $  27,063  $  38,681  $  50,836  $  68,719
Net Income.......................................        342        391        441      1,620      1,664(1)

------------------------

(1) Excludes the after-tax effect of the following in 1997: (1) $4,095,000, representing the allocation to the Company's infrastructure management services business of a portion of the Company's $33,085,000 non-cash, non-recurring charge to compensation expense and (2) $539,000, representing the allocation to the Company's infrastructure management services business of a portion of the Company's $4,355,000 non-recurring charge to income resulting from the settlement of claims by certain former employees arising out of a terminated stock appreciation rights plan. For summarized operating data by business line in 1997 and 1998, see "Selected Consolidated Financial Data" and Management's Discussion and Analysis of Financial Condition and Results of Operations--Recent Developments."

    The goal of the Company's infrastructure management services business is to align the facilities and support services of its clients with their operational and strategic business objectives. Occupancy-related costs frequently represent the largest corporate expense item after compensation and benefits. The Company believes that organizations are increasingly outsourcing their infrastructure management functions to reduce costs, improve profitability and refocus management and other resources on core competencies.

    The Company administers infrastructure management services through its wholly-owned subsidiary, Trammell Crow Corporate Services, Inc., which combines a centralized administrative, marketing and leadership organization with client-based delivery systems. The infrastructure management services offered by the Company consist of (i) strategic services, such as consulting, development, properties portfolio management, real estate asset management, management of accounting and information systems and organizational and process strategies;
(ii) facility management (the day-to-day maintenance and repair of facilities);
(iii) facility planning and project management (such as construction, space planning, site consolidations, facilities design, moves adds and changes and furniture, signage, and cabling); (iv) transaction services (such as acquisitions, dispositions, project leasing and subleasing, lease administration and lease audits where, rather than providing services on a transaction-by-transaction basis according to the industry's traditional model, the Company seeks to manage a client's entire firm-wide property acquisition and divestiture program); (v) office services (such as security, reprographics, mail, cafeteria, shipping and receiving and reception services; and (vi) call center services (including work-order, dispatch, vendor management and emergency response), which are provided 24 hours a day through the Company's centralized call center.

    The Company offers the following infrastructure management service delivery options: (i) dedicated Company employees located at a client site; (ii) a team of Company employees dedicated to a client but located off the client's site at Company offices; and (iii) a flexible, nationwide network of Company personnel providing the full menu of the Company's real estate services from the Company's city offices. Most of the Company's infrastructure management engagements provide for on-site presence of Company employees, which the Company believes enhances client communication, provides focused personal service, protects the proprietary information of the client and enables the Company to monitor client satisfaction on an ongoing basis.

    The Company has developed expertise in providing infrastructure management services to clients in the financial services, healthcare, higher education, automotive, oil and gas and technology/communications industries. The growth, consolidation and regulatory changes taking place in these industries have increased the importance of infrastructure management to these corporations and have caused them to seek to improve productivity by rationalizing facilities organization and eliminating redundant assets. The Company believes that there is opportunity to grow by targeting clients within these industries. For example, within the financial services industry, the Company has grown from one client in 1993 to 19 clients as of September 30, 1998, and from 3 million square feet under management in 1993 to approximately 70 million square feet as of September 30, 1998.

    The Company also believes that it has an opportunity to achieve growth in its infrastructure management services business by developing expertise in additional industries. In order to expand into the higher education industry, in February 1998 the Company entered into the Penn Contract with Penn, pursuant to which, on April 1, 1998, the Company became the exclusive provider of certain infrastructure management services with respect to designated properties and grounds of Penn. The Company provides management of operations, maintenance, utilities, facilities planning and design, small renovation work, grounds-keeping, owner representation for construction and accounting and financial reporting services to Penn. The Company also provides real estate portfolio and transaction management services, such as property acquisitions and dispositions. The Penn Contract has a one-year term with an automatic nine-year extension subject to Penn's receipt of a favorable tax ruling from the Internal Revenue Service.

    The five largest customers for the Company's infrastructure management services business, measured in 1997 revenues from such customers, collectively represented 8.4% of the Company's total revenues in 1997. The Company believes that significant growth opportunity exists within its existing customer base, as only 25 out of 62 existing customers receive three or more types of services from the Company out of the five types of infrastructure management services offered.

    The Company seeks to enter into multi-year infrastructure management contracts with its clients. Most contracts are structured so the Company receives a monthly base fee and annual incentives if certain agreed-upon performance targets are satisfied. Most contracts also provide for the reimbursement of client-related personnel costs and associated overhead expenses. In many cases, these revenue sources are augmented by variable commission-based revenues from brokerage, facility planning and project management activities.

DEVELOPMENT AND INVESTMENT ACTIVITIES

    The Company focuses its commercial real estate development business on third party build-to-suit customers and investors in office, industrial and retail projects. It has the capability to implement active and sizeable development programs, primarily on behalf of its clients, but also for its own account. In 1997, revenues from development and investment activities (consisting of service revenues, income from unconsolidated subsidiaries and gain on disposition of non-retail real estate projects) were $49.6 million (15.8% of 1997 revenues). Revenues from development and investment activities for the nine months ended September 30, 1998 were $71.1 million, compared to $29.6 million for the same period in 1997. From January 1, 1993 through September 30, 1998, the Company developed or redeveloped approximately

56.9 million square feet of projects with aggregate project costs of approximately $3.7 billion. From January 1 through September 30, 1998, the Company started approximately 14.1 million square feet of development projects with an estimated aggregate cost of $1.2 billion. In connection with the Faison Acquisition, the Company entered into a development program with Faison Enterprises which the Company believes will strengthen its position in the strip center and regional mall construction and development business.

    The following charts and table show the Company's square feet of development projects started and revenues from its development and construction services business for 1993 through 1997:

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

                 SQUARE FEET OF DEVELOPMENT PROJECT STARTS         REVENUES (1)
1993                                                       2,829          $14,842
1994                                                       5,124          $20,579
1995                                                      10,083          $24,140
1996                                                      12,408          $29,266
1997                                                      12,273          $49,570

                                                     1993       1994       1995       1996       1997
                                                   ---------  ---------  ---------  ---------  ---------
                                                                      (IN THOUSANDS)
Square Feet of Projects Started..................      2,829      5,124     10,083     12,408     12,273
Revenues(1)......................................  $  14,842  $  20,579  $  24,140  $  29,266  $  49,570

------------------------

(1) Revenue is not a measure of profitability. Except with respect to infrastructure management services (which were conducted through a separate subsidiary), the Company did not accumulate costs by revenue type for years prior to 1997. Accordingly, a measure of profitability for the Company's development and construction services business cannot be shown for such periods. For summarized operating data by business line in 1997 and 1998, see "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Recent Developments."

    The Company provides its clients with services that are vital in all stages of the development and construction process, including: (i) evaluating project feasibility, budgeting, scheduling and cash flow analysis; (ii) site identification, due diligence and acquisition; (iii) procurement of approvals and permits, including zoning and other entitlements; (iv) coordination of project design and engineering; (v) construction bidding and management and tenant finish coordination; (vi) project close-out and user move coordination;
(vii) general contracting; and (viii) project finance advisory services.

    The Company's development and construction services engagements are typically staffed with a local/ regional team which includes a senior company executive in the role of project general manager and one or more specialists in the areas of physical project development and construction. The Company currently employs approximately 31 senior executives with an average of thirteen years experience in all aspects of sourcing development projects and providing general management and project finance advisory capabilities for those projects. The Company also employs approximately 80 other individuals with an average of more than 10 years experience who are responsible for various aspects of the development process, including the execution of physical development and construction management responsibilities. The Company has dedicated five full-time employees to promote and oversee its development and construction services business on a national basis while continuing to leverage the expertise and contacts of the Company's local and regional development professionals. This national team will focus on enhancing the value of large scale development projects, mitigating development and construction risk in the Company's portfolio of business and accessing the capital markets to arrange for development programs/funds with institutional investors.

    The Company typically receives a fee for its development services that is based on a negotiated percentage of a project's budgeted construction and development cost. Incentive bonuses may be received for completing a project under budget and within certain critical time deadlines. The Company has also been flexible in negotiating other incentive compensation arrangements that allow the Company to participate in the investment returns on projects it develops for its clients. The Company may make a co-investment with its clients (typically no more than 5% of a project's full construction and development cost), receive its pro rata return on its investment in the project and also receive an incentive participation in the project because of the Company's role in sourcing the development project and/or executing a variety of services in the development process. The Company's investments or co-investments in real estate projects typically result in an ownership interest substantially greater than the co-investment percentage. To facilitate development activity and to further mitigate risk, the Company established three discretionary development and investment funds which, as of September 30, 1998, had raised $64.0 million, of which $30.7 million had been invested in projects with an aggregate construction cost of approximately $377.2 million.

    In 1997, the Company entered into a development program pursuant to a non-binding memorandum of understanding with Kennedy Associates Real Estate Counsel, Inc. ("Kennedy"). This development program focuses on multi-tenant office and business park development projects. The Company has also entered into a strategic alliance with AMB. As part of this strategic alliance, the Company entered into two development programs pursuant to non-binding memoranda of understanding, one of which focuses on developing and managing industrial properties in targeted distribution markets, with particular emphasis placed on multi-tenant freight forwarding facilities adjacent to major airports and industrial submarkets of targeted metropolitan areas, while the other development program focuses on multi-tenant retail redevelopment. The Company has also entered into development programs pursuant to non-binding memoranda of understanding with each of CFH Industrial Trust, an affiliate of Crow Holdings, and LaSalle Advisors, Limited. Each of these development programs focuses on developing and managing industrial properties in targeted distribution markets. In connection with the Faison Acquisition, the Company also entered into a development program with Faison Enterprises focusing on strip center, power center and regional mall construction and development.

    The following table identifies the number of projects which, as of December 31, 1998, had been targeted for inclusion in these development programs but are pending approval of the development program partner, are under a letter of intent with a program partner or are in development. To date, no projects have been completed under these development programs, and there can be no assurance that the projects targeted for inclusion in the programs will be accepted by the program partners or that such projects or those under letters of intent will in fact be developed.

                                       PROJECTS PENDING APPROVAL      PROJECTS UNDER LETTER OF INTENT    PROJECTS IN
                                           BY PROGRAM PARTNER         WITH DEVELOPMENT PROGRAM PARTNER   DEVELOPMENT
                                    --------------------------------  --------------------------------  -------------
                                       NUMBER          BUDGETED          NUMBER                            NUMBER
                                         OF         DEVELOPMENT AND        OF            BUDGETED            OF
DEVELOPMENT PROGRAM                   PROJECTS       CONSTRUCTION       PROJECTS      DEVELOPMENT AND     PROJECTS
----------------------------------  -------------        COSTS        -------------    CONSTRUCTION     -------------
                                                   -----------------                       COSTS
                                                     (IN MILLIONS)                   -----------------
                                                                                       (IN MILLIONS)
Kennedy...........................       --            $  --                    5        $   115.6                7
AMB Industrial....................            2             18.0           --               --                    5
AMB Retail........................       --               --               --               --               --
Faison Retail.....................       --               --               --               --                    1
CFH Industrial Trust..............            3             34.7           --               --                    2
LaSalle Advisors, Limited.........            5             85.2           --               --               --
                                             --                                --                                --
                                                          ------                            ------
  Total...........................           10        $   137.9                5        $   115.6               15
                                             --                                --                                --
                                             --                                --                                --
                                                          ------                            ------
                                                          ------                            ------


                                        BUDGETED
                                     DEVELOPMENT AND
DEVELOPMENT PROGRAM                   CONSTRUCTION
----------------------------------        COSTS
                                    -----------------

Kennedy...........................      $   126.9
AMB Industrial....................           64.5
AMB Retail........................         --
Faison Retail.....................           11.8
CFH Industrial Trust..............           11.5
LaSalle Advisors, Limited.........         --

                                           ------
  Total...........................      $   214.7

                                           ------
                                           ------

    The market for development and construction services is cyclical and is driven by various economic conditions. The demand for commercial real estate properties in suburban office, downtown office and industrial markets has increased over the last several years, driven mainly by the acquisition activities of buyers, including real estate investment trusts and other investors. In recent months, the Company has seen some evidence that providers of capital are beginning to take a more cautious approach regarding investments in development projects. If this trend should continue or accelerate, that portion of the Company's development and investment activity, as well as its traditional construction and development business, could level off or decline.

    The Company's development activities generate business opportunities for the Company's other service lines which can support the Company's earnings when development and construction revenues decrease as a result of market conditions. Because the Company provides development and construction services primarily to third parties, including clients who invest in build-to-suit projects, the Company believes that the adverse effect on its revenues when speculative development activities are curtailed in a market down cycle should be mitigated. In addition, because the Company's operating costs and expenses for this business line are relatively small (representing only 14.7% of the Company's total operating costs and expenses in 1997), the Company believes that the adverse effect of a market down cycle on its earnings should not be as material as it would be for other firms whose development overhead expenses constitute a greater portion of their cost structure. When development activity reaches a down cycle in the future, the Company intends to use professionals from its development and construction services business to pursue opportunistic property acquisitions with its established capital partners.

RETAIL SERVICES

    The Company's retail services management group was formed in 1996 to better serve national retail customers (who demand specialized property and market knowledge) and compete with service providers whose sole focus is retail. In furtherance of its goal to be the leading national retail real estate company, in August 1997 the Company acquired Doppelt, which specializes in supporting the real estate departments of retail companies by providing tenant representation and lease disposition services to clients such as OfficeMax, TJX and General Nutrition Centers. Retail revenues (consisting of service revenue and gain on disposition of retail build-to-suit real estate projects) in 1997 were $6.5 million (2.1% of 1997 revenues). After giving pro forma effect to the Doppelt Acquisition as of January 1, 1997, the Company's retail revenues in 1997 would have been $11.5 million. Retail revenues for the nine months ended September 30, 1998 were $13.1 million, compared to $2.8 million for the same period in 1997. This increase resulted primarily from the Doppelt Acquisition in August 1997 and the Faison Acquisition in July 1998. The

Company believes that the Faison Acquisition has established the Company as one of the leading providers of retail and office property management and brokerage services in the Southeastern United States and provided the Company with the platform and expertise to expand its retail services business.

    The primary services the Company provides to its retail clients include brokerage services, such as tenant representation for site acquisition and surplus space dispositions, and development services, such as predevelopment activities, project finance advisory services and construction oversight. The Company also acquires, rehabilitates and sells certain retail properties which the Company believes to be undervalued. In the future, the Company will seek to combine the expertise of its retail business leaders with that of its development services personnel to formulate programs for developing retail assets, both for the Company's account and for the account of third parties, including third parties in which the Company may own an equity interest.

    As of September 30, 1998, the Company provided retail services to over 48 retail customers and had developed more than 30 retail build-to-suit projects. The 10 largest customers for the Company's retail services business in terms of 1997 revenues collectively generated $5.8 million of the Company's 1997 revenues. Although the Company is specifically focused on expanding its retail client base, the Company also believes that there are significant opportunities to provide additional services to its existing retail clients. Of the 60 major national retail clients that have engaged the Company's retail services business since 1993, 48 clients continue to use the Company for the same services on additional retail projects. Another ten of these major clients have added new services.

    The Company delivers tenant representation services and disposition services utilizing a network of the Company's local brokers and third-party providers. The Company generates commission revenue from these services which are shared with brokers in the local markets. The Company believes that the Doppelt Acquisition has enhanced its ability to recruit brokerage professionals, build its local retail brokerage capabilities and capture a greater portion of these commission revenues.

    Development services are delivered through a national retail build-to-suit subsidiary that specializes in predevelopment activities, including land acquisition and procurement of entitlements. For its development services to third parties, the Company typically earns a base fee plus an incentive fee that is paid out of the sale proceeds upon project completion.

    In December 1998, the Company formed TCC Triple Net to acquire freestanding retail properties and resell those properties within an anticipated hold period of no more than six months after their acquisition. The Company's goal will be to generate revenue through this activity by collecting rental income during the period that the asset is owned and by capturing a spread on the purchase and sale of the properties. The Company believes that, by providing real estate services to its national retail customers, it has developed a proficiency in identifying retail investment opportunities and formulating and implementing retail development programs. In order to provide a portion of the funds necessary to conduct these activities, the Company obtained the Triple Net Facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

    In connection with the Doppelt Acquisition, the Company delivered to Doppelt
(i) approximately $20.7 million in cash, (ii) a subordinated promissory note of the Predecessor Company, payable to Doppelt in the principal amount of $6.0 million, and (iii) the right to receive up to $2.0 million of additional purchase price if future commissions collected by the Company from any source exceed $7.0 million, subject to reduction based on the amount of certain of Doppelt's uncollected accounts receivable and certain leases executed by Doppelt as of August 22, 1997, for which a commission is not collected by TCRS prior to August 22, 1999. The Predecessor Company also paid Mr. Doppelt $2.0 million upon the execution of an employment agreement. In November 1997, the Company issued to Doppelt 342,857 shares of Common Stock in payment of the $6.0 million promissory note.

EMPLOYEES

    As of December 31, 1998, the Company had approximately 5,100 employees. Employees of the Company at certain properties located in San Francisco, California; Las Vegas, Nevada; Reno, Nevada; and Chicago, Illinois are currently represented by a labor union. The unions represented at the respective locations are: International Union of Operating Engineers, Stationary Engineers, Local No. 39 (San Francisco, California); Southern California-Nevada Regional Council of Carpenters (Las Vegas, Nevada); Carpenters Local Union #971 and Nevada Chapter Associated General Contractors of America, Inc. and Laborers' International Union of North America-AFL-CIO local No. 169 (Reno, Nevada); and Itasca Center III, Limited Partnership; Oakbrook Terrace Tower, Itasca, Illinois and International Union of Operating Engineers of Chicago, Illinois and Vicinity Local No. 399. Management believes that its ongoing labor relations are good.

INSURANCE

    The Company has the types of insurance coverage, including comprehensive general liability and excess umbrella liability insurance, that it believes are appropriate for a company in the lines of business in which it operates. The Company's management will use its discretion in determining the amounts, coverage limits and deductibility provisions of appropriate insurance coverage on the Company's properties and operations at a reasonable cost and on suitable terms. This might result in insurance coverage that, in the event of a substantial loss, would not be sufficient to pay the full value of the damages suffered by the Company.

FACILITIES

    The Company's executive offices are located at 2001 Ross Avenue, 3400 Trammell Crow Center, Dallas, Texas 75201 and consist of approximately 32,441 square feet of leased office space. The Company's telephone number at such address is (214) 863-3000. The Company's lease at its executive offices will expire on December 31, 1999.

TRADEMARKS

    The trade name "Trammell Crow" is material to the Company's business. The Company is a party to a License Agreement with CF98 with respect to such business and trade names. See "Risk Factors--Trade Name License."

LEGAL PROCEEDINGS

    From time to time, the Company is involved in litigation incidental to its business. In the Company's opinion, no litigation to which the Company is currently a party, if decided adversely to the Company, is likely to have a materially adverse effect on the Company's results of operation or financial condition.

ENVIRONMENTAL LIABILITY

    Various federal, state and local laws and regulations impose liability on current or previous real property owners or operators for the cost of investigating, cleaning up or removing contamination caused by hazardous or toxic substances at the property. In the Company's role as a property manager, it could be held liable as an operator for such costs. Such liability may be imposed without regard to the legality of the original actions and without regard to whether the Company knew of, or was responsible for, the presence of such hazardous or toxic substances, and such liability may be joint and several with other parties. If the liability is joint and several, the Company could be responsible for payment of the full amount of the liability, whether or not any other responsible party is also liable. Further, any failure by the Company to disclose environmental issues could subject the Company to liability to a buyer or lessee of the property. In addition, some environmental laws create a lien on the contaminated site in favor of the government for damages and costs it incurs in connection with the contamination. The operator of a site also may be liable under common law to third parties for damages and injuries resulting from hazardous substances or environmental contamination at a site, including liabilities relating to the presence of asbestos-containing materials. There can be no assurance that any of such liabilities to which the Company or any of its affiliates may become subject will not have a material adverse effect on the Company's business and results of operations.

    Some of the properties owned, operated, or managed by the Company are on, adjacent to or near properties that have contained in the past, or currently contain, underground and/or above-ground storage tanks used to store regulated substances such as petroleum products or other hazardous or toxic substances. Some of the properties owned, operated or managed by the Company are in the vicinity of properties which are currently, or have been, subject to releases of regulated substances and remediation activity, and the Company is currently aware of several properties owned, operated or managed by the Company which may be impacted by regulated substances which may have migrated from adjacent or nearby properties or which may be within the borders of areas suspected to be impacted by regional groundwater contamination. In addition, the Company is aware of the presence or the potential presence of regulated substances at several properties owned, operated or managed by it which may have resulted from historical or ongoing soil or groundwater activities on those properties. Based on the information available to date, the Company believes that the environmental issues described above are being or have been appropriately managed and will not have a material adverse effect on the Company.

    There can be no assurance that environmental liabilities or claims will not adversely affect the Company in the future.

GOVERNMENT REGULATION

    The Company and its brokers, salespersons and, in some instances, property managers are regulated by the states in which they do business. These regulations include licensing procedures, prescribed fiduciary responsibilities and anti-fraud prohibitions. The Company's activities are also subject to various federal and state fair advertising, trade, housing and real estate settlement laws and regulations and are affected by laws and regulations relating to real estate and real estate finance and development. In particular, a number of states and localities have imposed environmental controls and zoning restrictions on the development of real estate.

    The Company is subject to laws governing its relationship with employees, including minimum wage requirements, overtime, working conditions and work permit requirements. The Company believes that it has the necessary permits and approvals to operate each of its properties and their respective businesses.

    Under the Americans with Disabilities Act of 1990 (the "ADA"), all public accommodations are required to meet certain federal requirements related to access and use by disabled persons. While the Company believes that its properties in which it holds an equity interest are substantially in compliance with these requirements, a determination that such properties are not in compliance with the ADA could result in the imposition of fines or an award of damages to private litigants.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    The following table sets forth certain information regarding the Board of Directors and executive officers of the Company including their respective ages as of February 24, 1999:

                                                                                                          DIRECTOR'S TERM
NAME                                     AGE                              TITLE                               ENDING
------------------------------------     ---     -------------------------------------------------------  ---------------
George L. Lippe.....................         44  Chief Executive Officer, President and Director                  2001
H. Pryor Blackwell..................         38  Executive Vice President and Chief Operating Officer           --
William F. Concannon................         43  President and Chief Executive Officer of Trammell Crow           2000
                                                   Corporate Services, Inc. and Director
Henry J. Faison.....................         64  Executive Vice President and Director                            2000
William C. Maddux...................         44  Executive Vice President and President of Brokerage            --
                                                   Operations
Asuka Nakahara......................         43  Executive Vice President and Chief Knowledge Officer           --
Philip W. Norwood...................         51  Vice Chairman                                                  --
William Rothacker...................         47  President and Chief Executive Officer of Trammell Crow         --
                                                   Retail Services, Inc.
Robert E. Sulentic..................         42  Executive Vice President, Chief Financial Officer and            2001
                                                   Director
James D. Carreker...................         51  Director                                                         1999
Harlan R. Crow......................         49  Director                                                         1999
James R. Erwin......................         54  Director                                                         2000
Jeffrey M. Heller...................         59  Director                                                         1999
Rowland T. Moriarty.................         52  Director                                                         2001
J. McDonald Williams................         57  Chairman of the Board of Directors                               2000

    GEORGE L. LIPPE has been the President, Chief Executive Officer and a director of the Company since its inception and has served as President and Chief Executive Officer of the Predecessor Company since January 1996. From 1995 to 1996, Mr. Lippe served as Executive Vice President of Operations of the Predecessor Company. From 1990 to date, Mr. Lippe has served as President and Chief Executive Officer of the Company's Midwest Region. Mr. Lippe has served in various other capacities with the Company since 1978.

    H. PRYOR BLACKWELL has served as Executive Vice President and Chief Operating Officer of the Company since September 1, 1998. Mr. Blackwell served as Executive Vice President and Chief Operating Officer of the Company's Western Operations from August 1997 through August 1998 and has served as President and Chief Executive Officer of Trammell Crow Dallas/Fort Worth, Inc. and Trammell Crow Dallas Industrial, Inc. since 1993. Mr. Blackwell has served on the Board of Directors of the Predecessor Company since 1993 and as a member of the Board of Directors served on the Operating Committee, Investment Committee and Audit Committee of the Predecessor Company. From 1991 to 1993, Mr. Blackwell served as President and Chief Executive Officer of Trammell Crow Central Office Group, Inc. From 1987 to 1990, Mr. Blackwell served as the Partner in charge of the Company's Downtown (Dallas) Office Division. Mr. Blackwell served as the Company's Marketing Principal from 1986 to 1987 and Leasing Agent from 1984 to 1986.

    HENRY J. FAISON has served as Executive Vice President and a director of the Company since July 1998. From 1994 to 1998, Mr. Faison served as Chairman of Faison Enterprises. From 1988 to 1994, he served as the Chief Executive Officer of Faison Enterprises.

    WILLIAM F. CONCANNON has been a director of the Company since December 1997 and has served as President and Chief Executive Officer of Trammell Crow Corporate Services since July 1991. Mr. Concannon has served as a Member of the Board of Directors of the Predecessor Company since 1991. He joined the Predecessor Company as Vice President of National Marketing in 1986 and in 1990 became Director and Partner in charge of Trammell Crow Corporate Services.

    WILLIAM C. MADDUX has served as Executive Vice President and President of Brokerage Operations since September 1, 1998. Mr. Maddux served as Executive Vice President and Chief Operating Officer of the Company's Eastern Operations from August 1997 through August 1998. Since 1992, Mr. Maddux has served as the Executive Vice President of Trammell Crow MW, Inc., and has had responsibility for overseeing the Company's operations in Illinois, Indiana, Michigan and Wisconsin. Mr. Maddux served the Predecessor Company in various other capacities from 1985 to 1992, including as Partner in charge of the Predecessor Company's Carolina division from 1988 to 1992, Marketing Principal in charge of the Company's Oklahoma City operations from 1987 to 1988 and Leasing Agent in the Company's Oklahoma City office from 1985 to 1987.

    ASUKA NAKAHARA has served as Executive Vice President and Chief Knowledge Officer since September 1, 1998. Mr. Nakahara served as Executive Vice President and Chief Financial Officer of the Company from August 1997 through August 1998, and served as Executive Vice President and Chief Financial Officer of the Predecessor Company from January 1996 through August 1998. During 1995, Mr. Nakahara served as the Predecessor Company's Executive Vice President in charge of National Programs. Mr. Nakahara served as President and Chief Executive Officer of Trammell Crow Northeast, Inc. from 1991 to 1995 and as the Northeast Regional Partner for the Predecessor Company from 1987 to 1991. Mr. Nakahara served the Predecessor Company in various other capacities from 1980 to 1987, including as the Operating Partner in charge of the Predecessor Company's Philadelphia division from 1985 to 1987, Finance Associate and Partner in Houston from 1983 to 1984, and Leasing Agent in Houston from 1980 to 1983.

    PHILIP W. NORWOOD has served as Vice Chairman of the Company since July 1998. From 1994 until July 1998, Mr. Norwood served as the President and Chief Executive Officer of Faison. From 1980 until 1993, Mr. Norwood held various positions with affiliates of the Predecessor Company, including chairman of Trammell Crow Realty Advisors in 1993 and its president and Chief Executive Officer in 1992 and 1993.

    WILLIAM ROTHACKER has been President and Chief Executive Officer of Trammell Crow Retail Services since its formation in December 1996. Since 1994, Mr. Rothacker has been President of Trammell Crow Denver and has had responsibility for overseeing the Company's operations in New Mexico and Arizona. Mr. Rothacker has served on the Predecessor Company's Operating Committee and as Chairman of its Retail Committee since 1994. Mr. Rothacker served as Managing Director in charge of the Predecessor Company's Denver operations from 1991 to 1994. From 1987 to 1991, Mr. Rothacker served as Partner in charge of the Denver Division. Mr. Rothacker served as Partner in charge of the Denver Retail division from 1983 to 1986 and as a Leasing Agent in Denver from 1980 to 1983.

    ROBERT E. SULENTIC has served as the Company's Executive Vice President and Chief Financial Officer since September 1, 1998 and has been a director of the Company since December 1997. Mr. Sulentic served as the Company's Executive Vice President and National Director of Development and Investment from December 1997 through August 1998. Mr. Sulentic has been President of Trammell Crow NE, Inc. since 1995, and has served on the Predecessor Company's Operating Committee and as Chairman of its Development Committee since 1994. From 1991 to 1994, Mr. Sulentic served as Managing Director in charge of the Predecessor Company's Philadelphia Division. From 1987 to 1990, Mr. Sulentic served as the Partner in charge of the Predecessor Company's New Jersey Division. Mr. Sulentic served in Houston as a

Marketing Director for the Predecessor Company in 1986 and 1987 and as a Leasing Agent in 1984 and 1985.

    JAMES D. CARREKER has been a director of the Company since December 1997. Mr. Carreker has served as Chairman of the Board and Chief Executive Officer of Wyndham International, Inc. and a director of Patriot American Hospitality, Inc. since January 1998. Mr. Carreker assumed these positions in connection with the merger with and into Patriot Hospitality, Inc. of Wyndham Hotel Corporation, for which he has served as President and Chief Executive Officer since May 1988. He also served as Chief Executive Officer of the Predecessor Company from August 1994 to December 1995.

    HARLAN R. CROW has been a director of the Company since its inception. Mr. Crow is the Chief Executive Officer of Trammell Crow Interests Company, d/b/a Crow Holdings, a private investment company managing investments in a variety of real estate-related and other businesses, a position he has held since 1986. Mr. Crow currently serves as a Director of Patriot American Hospitality, Inc. In any given year within the past five years, Mr. Crow has indirectly owned interests in over 1,000 partnerships (or affiliates of partnerships) or corporations. In the past five years, Mr. Crow was a general partner in 1, and an officer or director in 56, partnerships or corporations, or affiliates of such partnerships or corporations, that filed for protection under federal bankruptcy laws. In addition, in the past five years, Mr. Crow was an executive officer or director in 15 partnerships or corporations, or affiliates of such partnerships or corporations, that were placed in receivership. Pursuant to a Stockholders Agreement to which the Company is a party, Crow Family Partnership, L.P. has been granted the right to nominate a member of the Board of Directors and each executive officer of the Company has agreed to vote his shares of Common Stock in favor of such nominee. Mr. Crow is the initial such nominee. See "Certain Relationships and Related Transactions--Stockholders' Agreement."

    JAMES R. ERWIN has been a director of the Company since December 1997. Mr. Erwin has served as Vice Chairman for Texas and Corporate Finance Executive-West of NationsBank Corp. since January 1994, and was Executive Vice President, Manager of Operations and Technology for NationsBank Corp. from October 1991 to January 1994.

    JEFFREY M. HELLER has been a director of the Company since December 1997. Mr. Heller has served as President and Chief Operating Officer of Electronic Data Systems Corporation ("EDS") since June 1996. From 1987 to June 1996, Mr. Heller served as Senior Vice President of EDS with responsibilities for Technical Operations and Asia-Pacific. Mr. Heller is a member of the Board of Directors of Hitachi Data Systems.

    ROWLAND T. MORIARTY has been a director of the Company since December 1997. Mr. Moriarty has served as Chairman and Chief Executive Officer of Cubex Corporation, a consulting firm, since 1992. From 1981 to 1992, Mr. Moriarty served as a professor at the Harvard Business School. Mr. Moriarty is a member of the Board of Directors of Staples Inc., an office supply retailer, and Charles River Associates, an economic research firm based in Boston.

    J. MCDONALD WILLIAMS has been the Chairman of the Board of Directors of the Company since its inception and served as Chairman of the Board of Directors of the Predecessor Company from August 1994 to December 1997. Mr. Williams served as President and Chief Executive Officer of the Predecessor Company from 1991 to 1994. From 1977 to 1991, Mr. Williams served as Managing Partner of the Predecessor Company and from 1973 to 1977 Mr. Williams was Managing Partner, International Projects for the Predecessor Company. Mr. Williams is a member of the Board of Directors of A.H. Belo Corporation and Blanks Color Imaging, Inc. In any given year within the past five years, Mr. Williams has indirectly owned interests in over 1,000 partnerships (or affiliates of partnerships) or corporations. In the past five years, Mr. Williams was a general partner in 54, and an officer or director in 16, partnerships or corporations, or affiliates of such partnerships or corporations, that filed for protection under federal bankruptcy laws. In addition, in the past five years, Mr. Williams was a general partner in 14 partnerships or corporations, or affiliates of such partnerships or corporations, that were placed in receivership.

                       PRINCIPAL AND SELLING STOCKHOLDERS

    The following table provides certain information with respect to the beneficial ownership as of January 31, 1999, of the Common Stock as adjusted to reflect the sale of Common Stock by the Selling Stockholders pursuant to the Offering. The table sets forth the beneficial ownership by (i) each person known to the Company to be the beneficial owner of 5% or more of the shares of Common Stock outstanding; (ii) each director; (iii) each Named Executive Officer; (iv) directors and executive officers of the Company as a group; and (v) each Selling Stockholder, including certain former employees of the Company and the Predecessor Company (the "Former Employees"). Unless otherwise indicated, each person has sole voting (subject to the terms of the Stockholders' Agreement) and dispositive power over the shares indicated as owned by such person. Unless otherwise indicated, all stockholders set forth below have the same principal business address as the Company, and all Selling Stockholders are Company employees. See "Management" for a description of the positions the directors and executive officers hold with the Company.

                                                   BEFORE THE OFFERING                           AFTER THE OFFERING
                                              ------------------------------               ------------------------------
                                               NUMBER OF                        SHARES      NUMBER OF
                                                SHARES     PERCENT OF SHARES     BEING       SHARES     PERCENT OF SHARES
NAME                                             OWNED      OUTSTANDING(1)    OFFERED(2)      OWNED      OUTSTANDING(1)
--------------------------------------------  -----------  -----------------  -----------  -----------  -----------------
DIRECTORS, NAMED EXECUTIVE OFFICERS AND
  RELATED ENTITIES
Crow Family Partnership, L.P. ..............   4,276,829            12.3%         40,000    4,236,829            12.2%
  3200 Trammell Crow Ctr.
  2001 Ross Avenue
  Dallas, Texas 75201
CFH Trade Names, L.P. ......................   2,295,217             6.6       1,341,268      953,949             2.8
  3200 Trammell Crow Ctr.
  2001 Ross Avenue
  Dallas, Texas 75201
CFH Capital Resources, L.P..................   1,327,489             3.8          --        1,327,489             3.8
                                              -----------          -----      -----------  -----------          -----
  Subtotal..................................   7,899,535            22.7       1,381,268    6,518,267            18.8
J. McDonald Williams........................   1,523,740(3)           4.4         --        1,523,740(3)           4.4
George L. Lippe.............................     825,139(  (5)           2.4     150,000      675,139(  (5)           2.1
H. Pryor Blackwell..........................     689,520(5)           2.0        167,500      522,020(5)           1.6
William Concannon...........................     405,449(  (6)           1.2      80,000      325,449(  (6)           1.0
William C. Maddux...........................     377,413(5)           1.1         90,000      287,413(5)         *
Asuka Nakahara..............................     474,146(5)           1.4        100,000      374,146(5)           1.1
Robert E. Sulentic..........................     289,615(  (7)         *          60,000      229,615(  (7)         *
William R. Rothacker........................     600,584(  (8)           1.7     110,000      490,584(  (8)           1.4
Philip W. Norwood...........................      12,698(9)         *             --           12,698(9)         *
Harlan R. Crow .............................   7,904,809(    11)          22.7  1,381,268   6,523,541(    11)          18.8
  3200 Trammell Crow Ctr.
  2001 Ross Avenue
  Dallas, Texas 75201
James D. Carreker...........................     163,112(11)         *            42,107      121,005(11)         *
James R. Erwin..............................       9,274(11)         *            --            9,274(11)         *
Henry J. Faison.............................     127,828(12)         *            --          127,828(12)         *
Rowland T. Moriarty.........................      15,274(    13)         *        --           15,274(    13)         *
Jeffrey M. Heller...........................       5,274(11)         *            --            5,274(11)         *

DIRECTORS AND EXECUTIVE OFFICERS AS A GROUP
  (15 PERSONS)..............................  13,423,875(14)          36.9     2,180,875   11,243,000(14)          29.4

FORMER EMPLOYEES(15)

OTHER SELLING STOCKHOLDERS(16)

------------------------

 *  Less than 1%.

(1) Based on 34,982,874 shares of Common Stock the Company expects to be outstanding immediately prior to this Offering, including 382,367 shares which the Company expects to be issued upon the exercise of options and sold in the Offering.

(2) Includes 382,367 shares issuable upon exercise of options.

(3) Includes 13,655 shares that may be acquired upon the exercise of options, 165 shares held indirectly through the Company's 401(k) Plan and 421 shares acquired under the Company's Employee Stock Purchase Plan.

(4) Includes 2,252 shares held in trust for the benefit of George L. Lippe's minor children. Mr. Lippe is the trustee of the trust. Also includes 588 shares acquired under the Company's Employee Stock Purchase Plan.

(5) Includes 19,510 shares that may be acquired upon the exercise of options.

(6) Includes 29,813 shares that may be acquired upon the exercise of options.

(7) Includes 23,000 shares owned by Mr. Sulentic's wife.

(8) Includes 384 shares acquired under the Company's Employee Stock Purchase
    Plan.

(9) Includes 12,698 shares that may be acquired upon the exercise of options.

(10) Consists of all shares held by Crow Family Partnership, L.P., all shares held by CFH Trade-Names, L.P., and all shares held by CFH Capital Resources, L.P. Crow Family, Inc. is an affiliate of all such partnerships. Mr. Crow is a director of Crow Family, Inc. and trustee of certain family trusts which hold a significant equity interest in each such partnership. Mr. Crow disclaims beneficial ownership of all such shares held by such partnerships.

(11) Includes 5,274 shares that may be acquired upon the exercise of options.

(12) Includes 63,914 shares held of record by Faison Enterprises, a non-profit corporation of which Mr. Faison is the sole member. Although Mr. Faison currently has the right to designate all of the members of the board of directors of Faison Enterprises, he has no pecuniary interest in such shares of Common Stock. Mr. Faison disclaims ownership of all shares of Common Stock held by Faison Enterprises.

(13) Includes 2,000 shares held indirectly through a non-issuer profit sharing plan.

(14) Includes 206,408 shares that may be acquired upon the exercise of options within the next 60 days.

(15) Share ownership information includes for "Former Employees" (i) before the
    Offering, an aggregate of         shares that may be acquired upon the
    exercise of options within the next 60 days, (ii) an aggregate of shares being offered that the Company expects to be issued upon the exercise
    of such options and (iii) after the Offering, an aggregate of         shares
    that may be acquired upon the exercise of such options. Unless otherwise indicated, each Former Employee is a former principal level employee of the Company or one or more of the Company's subsidiaries. The shares beneficially owned by certain Former Employees named under "Former Employees" may include shares owned of record by a corporation, partnership or trust which such Former Employee controls or may be held of record jointly by such Former Employee and such Former Employee's spouse.

(16) Share ownership information includes for "Other Selling Stockholders" (i)
    before the Offering, an aggregate of          shares that may be acquired
    upon the exercise of options within the next 60 days, (ii) an aggregate of shares being offered that the Company expects to be issued upon the exercise of such options and (iii) after the Offering, an aggregate of shares that may be acquired upon the exercise of such options. Unless otherwise indicated, each Selling Stockholder is a principal level employee of the Company or one or more of the Company's subsidiaries. The shares beneficially owned by certain Selling Stockholders named under "Other Selling Stockholders" may include shares owned of record by a corporation, partnership or trust which such Selling Stockholder controls or may be held of record jointly by such Selling Stockholder and such Selling Stockholder's spouse.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

    The following summary description is qualified in its entirety by reference to the Company's Certificate of Incorporation, which is filed as an exhibit to the Registration Statement. The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock, par value $0.01 per share, and 30,000,000 shares of preferred stock ("Preferred Stock"), par value $0.01 per share.

    The authorized and unissued shares of Common Stock and Preferred Stock may be used by the Company for various purposes, including possible future acquisitions. The Company currently does not have any specific plans or obligations to issue shares of Common Stock or Preferred Stock, other than the issuance of shares of Common Stock under the Company's benefit plans.

COMMON STOCK

    The holders of shares of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of common stockholders. There is no provision in the Company's Certificate of Incorporation for cumulative voting with respect to the election of directors. Accordingly, the holders of more than 50% of the total voting power of the Common Stock can, if they choose to do so, elect all of the directors of the Company. Each share of Common Stock is entitled to participate equally in dividends, when, as and if declared by the Board of Directors, and in the distribution of assets in the event of liquidation, dissolution or winding up of the Company, subject in all cases to any prior rights of outstanding shares of Preferred Stock. The shares of Common Stock have no preemptive or conversion rights, redemption rights or sinking fund provisions and are not subject to calls, assessments or rights of redemption by the Company. All shares of Common Stock outstanding are duly authorized, validly issued, fully paid and nonassessable.

PREFERRED STOCK

    The Board of Directors is authorized, without further action by the Company's stockholders, to issue Preferred Stock from time to time in one or more series and to fix, as to any such series, the voting rights, if any, applicable to such series and such other designations, preferences and special rights as the Board of Directors may determine, including dividend, conversion, redemption and liquidation rights and preferences. Upon the closing of this Offering, there will be no shares of Preferred Stock outstanding. The issuance of shares of Preferred Stock under certain circumstances could have the effect of delaying or preventing a change in control of the Company or other corporate actions. See "--Anti-takeover Provisions."

SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

    The Company is subject to the provisions of Section 203 of the DGCL which provides, with certain exceptions, that a Delaware corporation may not engage in any of a broad range of business combinations, such as mergers, consolidations and sales of assets, with a person or an affiliate or associate of such person who is an "Interested Stockholder" (as defined below) for a period of three years from the date that such person became an Interested Stockholder unless:
(i) the business combination or the transaction resulting in a person's becoming an Interested Stockholder is approved by the Board of Directors of the Company before the person becomes an Interested Stockholder; (ii) upon consummation of the transaction which results in the person becoming an Interested Stockholder, the Interested Stockholder owned 85% or more of the voting stock of the Company outstanding at the time the transaction commenced (excluding shares owned by persons who are both officers and directors of the Company and shares held by certain employee stock ownership plans); or (iii) on or after the date the person became an Interested Stockholder, the business combination is approved by the Company's Board of Directors and by the holders of at least 66 2/3% of the Company's outstanding voting stock, excluding shares owned by the Interested Stockholder, at an annual or special meeting. An "Interested Stockholder" is defined as any person, other than the Company and any direct or indirect majority-owned subsidiaries of the Company, that is (i) the owner of 15% or more of the outstanding voting stock of the Company or (ii) an affiliate or associate of the Company and was the owner of 15% or more of the outstanding voting stock of the Company at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an Interested Stockholder. This statute would not prohibit the Company from entering into a business combination with any stockholder who would otherwise have been deemed to become an "Interested Stockholder" as a result of the Reincorporation Transactions.

LIMITATIONS ON DIRECTORS' LIABILITY

    The Company's Certificate of Incorporation provides that no director of the Company shall be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability: (i) for any breach of the director's duty of loyalty to the Company or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases; or
(iv) for any transaction from which the director derived an improper personal benefit. The effect of these provisions is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of fiduciary duty as a director (including breaches resulting from grossly negligent behavior), except in the situations described above.

    The Company has entered into indemnification agreements with each of its directors. Pursuant to such agreements, the Company will, to the extent permitted by applicable law, indemnify such persons against all expenses, judgments, fines and penalties incurred in connection with the defense or settlement of any actions brought against them by reason of the fact that they were directors or officers of the Company or assumed certain responsibilities at the direction of the Company.

ANTI-TAKEOVER PROVISIONS

    Certain provisions of the Company's Certificate of Incorporation, Delaware law, the Assumed Option Plan and the Stockholders' Agreement summarized in the following paragraphs may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider to be in that stockholder's best interests, including attempts that might result in a premium over the market price to be paid for the shares held by stockholders.

    CERTIFICATE OF INCORPORATION

    Pursuant to the Certificate of Incorporation, the Board of Directors by resolution may issue, subject to certain limitations, additional shares of Common Stock or establish one or more classes or series of Preferred Stock having the number of shares, designations, relative voting rights, dividend rates, liquidation and other rights, preferences and limitations that the Board of Directors fixes without stockholder approval. Any additional issuance of Common Stock or designation of rights, preferences, privileges and limitations with respect to Preferred Stock could have the effect of impeding or discouraging the acquisition of control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of the Company's management. Specifically, if, in the due exercise of its fiduciary obligations, the Board of Directors were to determine that a takeover proposal was not in the Company's best interest, such shares could be issued by the Board of Directors without stockholder approval in one or more transactions that might prevent or render more difficult or costly the completion of the proposed takeover transaction by diluting the voting or other rights of the proposed acquiror or insurgent stockholder group, by putting a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent Board of Directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise.

    STAGGERED BOARD OF DIRECTORS

    The Certificate of Incorporation provides for the Board of Directors to be divided into three classes of directors serving staggered three-year terms. As a result, approximately one-third of the Board of Directors will be elected each year.

    The Board of Directors believes that a classified Board of Directors will help to assure the continuity and stability of the Board of Directors and the business strategies and policies of the Company as determined by the Board of Directors, because the likelihood of continuity and stability in the composition of the Company's Board of Directors and in the policies formulated by the Board of Directors will be enhanced by staggered three-year terms.

    The classified board provision could have the effect of discouraging a third party from making a tender offer or otherwise attempting to obtain control of the Company, even though such an attempt might be beneficial to the Company and its stockholders. In addition, the classified board provision could delay stockholders who do not agree with the policies of the Board of Directors from removing a majority of the Board for two years. See "--Number of Directors; Removal; Filling Vacancies."

    NUMBER OF DIRECTORS; REMOVAL; FILLING VACANCIES

    The Certificate of Incorporation provides that the number of members of the Board of Directors shall be fixed from time to time by resolution adopted by a majority of the directors then in office, but in no event shall the Board of Directors have less than three or more than thirteen members. Further, subject to the rights of the holders of any series of Preferred Stock then outstanding, the Certificate of Incorporation authorizes only a majority of the directors then in office to fill vacancies, including newly created directorships. Accordingly, the Board of Directors could prevent a stockholder from obtaining majority representation on the Board of Directors by enlarging the Board of Directors and filling the new directorships with its own nominees. The Certificate of Incorporation also provides that directors of the Company may be removed only for cause and, even then, only by the affirmative vote of holders of a majority of the outstanding shares of stock entitled to vote at an election of directors.

    ADVANCE NOTICE REQUIREMENTS FOR STOCKHOLDER PROPOSALS AND DIRECTOR
     NOMINATIONS

    The Certificate of Incorporation establishes an advance notice procedure for the nomination, other than by or at the discretion of the Board of Directors or a committee thereof, of candidates for election as director, as well as for other stockholder proposals to be considered at an annual stockholders' meeting.

    Notice of stockholder proposals and director nominations must be timely given in writing to the secretary of the Company prior to the meeting at which the matters are to be acted upon or the directors are to be elected. To be timely, notice must be received at the principal offices of the Company not less than 60, nor more than 90, days prior to the meeting of stockholders; provided, that if less than 70 days' notice or prior public disclosure of the date of the meeting is given or made, notice by the stockholder to be timely must be so received not later than the close of business on the 10th day following the earlier of (i) the day on which notice of the date of the meeting was mailed or
(ii) the day on which public disclosure was made.

    The purpose of requiring advance notice is to afford the Board of Directors an opportunity to consider the qualifications of the proposed nominees or the merits of other stockholder proposals and, to the extent deemed necessary or desirable by the Board of Directors, to inform stockholders about those matters.

    SPECIAL MEETINGS OF STOCKHOLDERS

    The Certificate of Incorporation provides that special meetings of the stockholders of the Company may be called only by the Chairman of the Board of Directors or a majority of the members of the Board of Directors. This provision will make it more difficult for stockholders to take action opposed by the Board of Directors.

STOCKHOLDERS' AGREEMENT

    Contemporaneously with the Reincorporation Transactions (see "Reincorporation Transactions"), the Company, Crow Family, CFH and Mr. Williams entered into a Stockholders' Agreement, pursuant to which the Company agreed, subject to certain limitations and under certain circumstances, to register for sale shares of Common Stock that are held by the parties thereto (collectively, the "Registrable Securities"). Of the 28,142,038 shares issued in the Reincorporation Transactions, 9,369,035 were Registrable Securities. 1,381,268 shares of Registrable Securities are being offered and sold as part of this Offering. The Stockholders' Agreement provides that Crow Family and Mr. Williams may, from and after the first anniversary of the Initial Public Offering, require the Company upon written notice to register for sale such Registrable Securities (a "Demand Registration"), provided that the Company has no obligation to effect more than six underwritten Demand Registrations and shall only be obligated to effect the sixth underwritten Demand Registration if all remaining Registrable Securities of Crow Family are to be registered. The total amount of Registrable Securities to be included in any underwritten Demand Registration must have a market value of at least $25.0 million at the time demand notice is given. The Company has no obligation to (i) effect an underwritten Demand Registration within nine months (or file such Registration Statement within seven months) after the effective date of the immediately preceding Demand Registration or (ii) effect a shelf Demand Registration within 12 months (or file such Registration Statement within ten months) after such effective date. In addition, the Company is only required to register a number of shares of Common Stock for sale pursuant to a shelf Demand Registration that is less than or equal to five times the amount limitation prescribed by Rule 144 at the time demand notice is given. The holders of Registrable Securities may request an unlimited number of shelf Demand Registrations.

    The Stockholders' Agreement also provides that, subject to certain exceptions, if the Company proposes to file a registration statement with respect to an offering of any class of equity securities, other than certain types of registrations, the Company will offer the holders of Registrable Securities the opportunity to register the number of Registrable Securities they request to include (a "Piggyback Registration"), provided that the amount of Registrable Securities requested to be registered may be limited by the underwriters in an underwritten offering based on such underwriters' determination that inclusion of the total amount of Registrable Securities requested for registration exceeds the maximum amount that can be marketed at a price reasonably related to the current market price of the Common Stock or without materially and adversely affect the offering. The Company will generally be required to pay all of the expenses of Demand Registrations and Piggyback Registrations, other than underwriting discounts and commissions; provided, however, that after the first three such Demand Registrations the Company and the holders of Registrable Securities will each pay 50% of the expenses of underwritten Demand Registrations and all road show expenses in connection with any Demand Registration will be borne by the holders of Registrable Securities. The Selling Stockholders are required to pay the expenses of the Offering. However, as required by the Stockholders' Agreement, the Company will pay the expenses incurred in connection with the Offering which would otherwise be allocated to Crow Family and its affiliates.

    Under the terms of the Stockholders' Agreement, the Company has granted Crow Family the right to nominate a member of the Board of Directors. Mr. Harlan Crow is Crow Family's initial nominee. Each executive officer of the Company has agreed to vote his shares of Common Stock in favor of the nominee of Crow Family. Crow Family's right to nominate a director will terminate on the first date Crow Family's beneficial ownership of Common Stock represents less than the lesser of (i) 12.5% of the then outstanding Common Stock and (ii) 50% of the shares of Common Stock owned on the date of execution of the agreement; provided, however, that in no event will the Company be obligated to nominate a Crow Family designee beyond the first date on which the beneficial ownership of shares of Common Stock held by Crow Family represents less than 5% of all then outstanding shares of such class. For purposes of the Stockholders' Agreement, Crow Family's beneficial ownership of Common Stock is defined as shares of Common Stock owned by Crow Family, CFH and each of their respective affiliates. In connection with any private sale of Common Stock by Crow Family, other than to an affiliate, Crow Family will agree to give the Company 15 days notice prior to effecting such sale.

    Each of Crow Family and the Company has agreed, prior to the fifth anniversary of the Stockholders' Agreement, not to solicit the other's officer-level employees concerning potential employment without prior notice to the other party. In addition, each of Crow Family and the Company has agreed not to hire any employee that was improperly solicited until the earlier of (i) the involuntary termination of such officer-level employee by his/her employer and
(ii) the first anniversary of the last incident of solicitation of such employee in violation of the agreement.

DOPPELT STOCKHOLDERS AGREEMENT

    Pursuant to a stockholders agreement entered into among TCRS, the Predecessor Company, Doppelt & Company and Jeffrey Doppelt (the "Doppelt Stockholders Agreement"), Doppelt (or permitted transferees of Doppelt) may not, with the exception of certain permitted transfers, sell, pledge or otherwise dispose of Common Stock of the Company. These transfer restrictions have lapsed for 30% of the shares issued to Doppelt, and, as long as Mr. Doppelt remains employed with the Company, these transfer restrictions will lapse (i) with respect to 30% of these shares on August 22, 1999, (ii) with respect to 20% of these shares on August 22, 2000, and (iii) with respect to 10% of these shares on each of August 22, 2001 and August 22, 2002. These transfer restrictions will lapse in full if (i) the Company terminates Mr. Doppelt's employment without cause, (ii) the Company is sold or (iii) Mr. Doppelt's employment is terminated as a result of his forced resignation, death or permanent disability. Regardless of these transfer restrictions, Doppelt is entitled to receive all dividend payments and to exercise all voting and other ownership rights with respect to this stock. In addition, Mr. Doppelt may not, with the exception of permitted transfers, sell, pledge or otherwise dispose of his shares of Doppelt & Company before August 22, 2002. The Doppelt Stockholders Agreement permits certain transfers to members of Mr. Doppelt's family and limited transfers to employees of Doppelt pursuant to a trust arrangement. The Doppelt Stockholders Agreement also provides that, in the event the Company proposes to register any shares of Common Stock under the Securities Act, Doppelt (or permitted transferees of Doppelt) will be entitled to include its (or their) shares of Common Stock in the registration, subject to certain limitations.

TRANSFER AGENT AND REGISTRAR

    The Transfer Agent and Registrar for the Common Stock is ChaseMellon Shareholder Services, L.L.C.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Upon the closing of the Offering, the Company expects to have an aggregate of 34,982,874 shares of Common Stock outstanding. Of these shares, approximately 11,085,934, including 5,750,000 shares sold in the Initial Public Offering and the 5,000,000 shares sold in the Offering (assuming no exercise of the U.S. Underwriter's over-allotment option), will be freely transferable without restriction or further registration under the Securities Act, except for shares held by affiliates of the Company.

SALES OF RESTRICTED SHARES

    Of the shares of Common Stock issued to certain stockholders of the Company upon consummation of the Reincorporation Transactions, 23,493,632 will continue to be held by such stockholders (or their transferees) immediately following the Offering and will be deemed to be "restricted" securities under Rule 144. Substantially all of such 23,493,632 shares are currently eligible for sale under Rule 144. In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including an affiliate of the Company, who has beneficially owned restricted securities, within the meaning of Rule 144, for at least one year is entitled to sell within any three-month period a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of the Company's Common Stock (approximately 349,829 shares immediately after the Offering) or (ii) the average weekly trading volume of the Common Stock on the New York Stock Exchange during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission (the "Commission"). Sales under Rule 144 are also subject to manner of sale provisions, notice requirements and the availability of current public information about the Company. A person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of the Company at any time during the three months immediately preceding the sale is entitled to sell restricted shares pursuant to Rule 144(k) without regard to the limitations described above, provided that two years have expired since the later of the date on which such restricted shares were acquired from the Company or the date they were acquired from an affiliate of the Company.

SHARES ISSUED UNDER OPTION PLANS

    The Company filed registration statements on Form S-8 with respect to (i) 2,423,769 shares of Common Stock which underlie options granted under the Assumed Option Plan, all of which became exercisable 30 days following the closing of the Initial Public Offering, (ii) 5,334,878 shares of Common Stock reserved for issuance under the Long-Term Incentive Plan, including 2,448,713 shares underlying options which were outstanding as of January 31, 1999, (iii) 1,000,000 shares of Common Stock reserved for issuance under the Employee Stock Purchase Plan, including 188,439 shares which have been issued as of January 31, 1999, and (iv) 63,490 shares of Common Stock issued to certain individuals who became employees of the Company in connection with the Faison Acquisition, including 57,934 shares which were outstanding at January 31, 1999. The Company expects that, at the closing of the Offering, options to purchase 382,367 shares of Common Stock issued under the Assumed Option Plan will be exercised and that, immediately following the closing of the Offering, the Company will be obligated to issue up to an aggregate of 1,741,107 shares of Common Stock upon the exercise of the remainder of such options. Shares so registered could be sold in the public market by such holders at any time on or after the date such options become exercisable.

LOCK-UP ARRANGEMENTS

    Crow Family and each current principal-level employee of the Company holding "restricted securities" or options granted under the Assumed Option Plan have entered into lock-up agreements that are effective until one year after the closing of the Offering. This group includes all Selling Stockholders other than the Former Employees. After the Offering, this group will beneficially own approximately 18,737,206 of the outstanding shares of Common Stock. Under these lock-up agreements, such persons will not offer, sell, contract to sell or otherwise dispose of any shares of Common Stock (subject to certain exceptions) without the prior written consent of the Company and Morgan Stanley & Co. Incorporated, except for sales made pursuant to this Offering.

    Each of the Selling Shareholders who is a Former Employee and each of the Company's directors and executive officers who is neither a Company employee nor holds any "restricted securities" or options granted under the Assumed Option Plan has entered into a lock-up agreement that is effective until 120 days after the closing of the Offering. After the Offering, this group will beneficially own approximately 819,547 of the outstanding shares of Common Stock. These lock-up agreements have substantially the same terms as those described above except that such agreements are effective until 120 days after the closing of the Offering.

    The Company has also entered into a lock-up agreement which is effective until six months after the Offering closes. Under this lock-up agreement, the Company will not offer, sell, contract to sell or otherwise dispose of any shares of Common Stock (subject to certain exceptions) without the prior written consent of Morgan Stanley & Co. Incorporated. See "Underwriting."

                    CERTAIN U.S. FEDERAL TAX CONSIDERATIONS
                      FOR NON-U.S. HOLDERS OF COMMON STOCK

    The following is a summary of the material United States federal income and estate tax consequences of the ownership and disposition of Common Stock generally applicable to "Non-United States Holders." The Company has received an opinion from Vinson & Elkins L.L.P., that the legal conclusions set forth below are accurate in all material respects. Subject to the discussion below under "Estate Tax," a "Non-United States Holder" is any beneficial owner of Common Stock that, for United States federal income tax purposes, is a non-resident alien individual, a foreign corporation, a foreign partnership or a foreign estate or trust as such terms are defined in the Internal Revenue Code of 1986, as amended (the "Code"). This discussion is based on the Code, existing, proposed and temporary regulations promulgated thereunder, and administrative and judicial interpretations, all as of the date hereof, and all of which are subject to change either retroactively or prospectively. This discussion does not address all aspects of United States federal income and estate taxation that may be relevant to Non-United States Holders in light of their particular circumstances and does not address any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction or the application of any particular tax treaty. PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL, STATE AND LOCAL INCOME AND OTHER TAX CONSEQUENCES, AND THE NON-UNITED STATES TAX CONSEQUENCES, OF OWNING AND DISPOSING OF COMMON STOCK.

DIVIDENDS

    Subject to the discussion below (including the discussion of backup withholding), any dividend paid to a Non-United States Holder generally will be subject to United States withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by any applicable tax treaty. For purposes of determining whether tax is to be withheld at a 30% rate or at a reduced rate as specified by an applicable tax treaty, under current United States Treasury Regulations the Company ordinarily will presume that dividends paid to a holder with an address in a foreign country are paid to a resident of such country absent knowledge that such presumption is not warranted. Under such Regulations, dividends paid to a holder with an address within the United States generally will be presumed to be paid to a holder who is not a Non-United States Holder and will not be subject to the 30% withholding tax, unless the Company has actual knowledge that the holder is a Non-United States Holder. Under final United States Treasury Regulations, effective January 1, 2000, however, a Non-United States Holder who wishes to claim the benefit of an applicable treaty rate would be required to satisfy applicable certification and other requirements, which would include the requirement that the Non-United States Holder file with the Company a United States Internal Revenue Service ("IRS") Form W-8 which provides the holder's name and address.

    Dividends received by a Non-United States Holder that are effectively connected with a United States trade or business conducted by such Non-United States Holder (or, if a tax treaty applies attributable to a permanent establishment in the United States maintained by such Non-United States Holder) are exempt from withholding tax if the Non-United States Holder files an IRS Form 4224 (and, generally for payments made after December 31, 1999, a Form W-8) with the payor. However, such effectively connected dividends are subject to regular United States federal income tax in the same manner as if the Non-United States Holder were a United States person for United States federal income tax purposes. Effectively connected dividends received by a corporate Non-United States Holder may be subject to an additional "branch profits tax" at a rate of 30% (or such lower rate as may be specified by an applicable tax treaty) of such corporate Non-United States Holder's effectively connected earnings and profits for the taxable year, subject to certain adjustments.

    A Non-United States Holder eligible for a reduced rate of United States withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

GAIN ON DISPOSITION OF COMMON STOCK

    A Non-United States Holder generally will not be subject to United States federal income tax with respect to gain realized upon the sale or other disposition of Common Stock unless: (i) such gain is effectively connected with a United States trade or business of the Non-United States Holder (or, if a tax treaty applies, attributable to a permanent establishment in the United States maintained by such Non-United States Holder); (ii) the Non-United States Holder is an individual who holds the Common Stock as a capital asset, is present in the United States for a period or periods aggregating 183 days or more during the taxable year in which such sale or disposition occurs, and certain other conditions are met; or (iii) the Company is or has been a "United States real property holding corporation" for United States federal income tax purposes at any time within the shorter of the five-year period preceding such disposition or such holder's holding period and certain other conditions are met. The Company has determined that it is not and has never been, and the Company does not believe that it will become, a "United States real property holding corporation" for United States federal income tax purposes.

BACKUP WITHHOLDING AND INFORMATION REPORTING

    Generally, the Company must report to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the recipient. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient's country of residence.

    For payments made before January 1, 2000, backup withholding generally will not apply to dividends paid to holders at an address outside the United States (unless the Company has knowledge that the holder is a United States person). Unless the Company has actual knowledge that a holder is a Non-United States Holder, dividends paid during such period to a holder at an address within the United States may be subject to backup withholding at a rate of 31% if the holder (i) is not a corporation or other "exempt recipient" as defined in Treasury Regulations and (ii) fails to provide a correct taxpayer identification number and other information to the Company. For payments made after December 31, 1999, a Non-United States Holder that is not an "exempt recipient" generally will be subject to backup withholding at a rate of 31%, rather than the withholding at a 30% rate or lower treaty rate discussed above, unless such Non-U.S. Holder certifies as to its foreign status (which certification may be made on IRS Form W-8).

    Proceeds from the disposition of Common Stock by a Non-United States Holder effected by or through a United States office of a broker will be subject to information reporting and to backup withholding at a rate of 31% of the gross proceeds unless such Non-United States Holder certifies under penalties of perjury as to, among other things, its address and status as a Non-United States Holder or otherwise establishes an exemption. Generally, United States information reporting and backup withholding will not apply to a payment of disposition proceeds if the transaction is effected outside the United States by or through a non-United States office of a broker. However, if such broker is, for United States federal income tax purposes, a United States person, a "controlled foreign corporation," a foreign person which derives 50% or more of its gross income for certain periods from the conduct of a United States trade or business, or, for payments after December 31, 1999, a partnership with certain connections to the United States, information reporting (but not backup withholding) will apply unless (i) such broker has documentary evidence in its files that the holder is a Non-United States Holder and certain other conditions are met or (ii) the holder otherwise establishes an exemption. Under final United States Treasury Regulations, effective January 1, 2000, a Non-United States Holder generally would not be subject to backup withholding if the beneficial owner certifies to such owner's foreign status on a valid Form W-8 filed with the Company.

    Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of United States income taxes, a refund may be obtained, provided the required documents are filed with the IRS.

ESTATE TAX

    An individual Non-United States Holder who is treated as the owner of Common Stock at the time of such individual's death or has made certain lifetime transfers of an interest in Common Stock will be required to include the value of such Common Stock in such individual's gross estate for United States federal estate tax purposes and may be subject to United States federal estate tax, unless an applicable tax treaty provides otherwise. For United States federal estate tax purposes, a "Non-United States Holder" is an individual who is neither a citizen nor a domiciliary of the United States. Whether an individual is considered a "domiciliary" of the United States for estate tax purposes is generally determined on the basis of all of the facts and circumstances.

                                  UNDERWRITING

    Under the terms and subject to conditions contained in an Underwriting Agreement dated the date hereof (the "Underwriting Agreement"), the U.S. Underwriters named below, for whom Morgan Stanley & Co. Incorporated, BancBoston Robertson Stephens Inc., BT Alex. Brown Incorporated and Donaldson, Lufkin & Jenrette Securities Corporation are acting as U.S. Representatives, and the International Underwriters named below, for whom Morgan Stanley & Co. International Limited, BancBoston Robertson Stephens International Limited, BT Alex. Brown International, a division of Bankers Trust International PLC and Donaldson, Lufkin & Jenrette International are acting as International Representatives, have severally agreed to purchase, and the Selling Stockholders have agreed to sell to them, severally, the respective number of shares of Common Stock set forth opposite the names of such Underwriters below:

NAME                                                                         NUMBER OF SHARES
---------------------------------------------------------------------------  -----------------
U.S. Underwriters:
  Morgan Stanley & Co. Incorporated........................................
  BancBoston Robertson Stephens Inc........................................
  BT Alex. Brown Incorporated..............................................
  Donaldson, Lufkin & Jenrette Securities Corporation......................
    Subtotal...............................................................
                                                                             -----------------
International Underwriters:
  Morgan Stanley & Co. International Limited...............................
  BancBoston Robertson Stephens International Limited......................
  BT Alex. Brown International, a division of Bankers Trust International
    PLC....................................................................
  Donaldson, Lufkin & Jenrette International...............................
    Subtotal...............................................................
                                                                             -----------------
      Total................................................................
                                                                             -----------------
                                                                             -----------------

    The U.S. Underwriters and the International Underwriters, and the U.S. Representatives and the International Representatives, are collectively referred to as the "Underwriters" and the "Representatives," respectively. The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Common Stock offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all of the shares of Common Stock offered hereby (other than those covered by the U.S. Underwriter's over-allotment option described below), if any such shares are taken.

    Pursuant to the Agreement between U.S. and International Underwriters, each U.S. Underwriter has represented and agreed that, with certain exceptions: (i) it is not purchasing any Shares (as defined herein) for the account of anyone other than a United States or Canadian Person (as defined herein); and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any Shares or distribute any prospectus relating to the Shares outside the United States or Canada or to anyone other than a United States or Canadian Person. Pursuant to the Agreement between U.S. and International Underwriters, each International Underwriter has represented and agreed that, with certain exceptions: (i) it is not purchasing any Shares for the account of any United States or Canadian Person; and (ii) it has not offered or sold, and will not offer to sell, directly or indirectly, any Shares or distribute any prospectus relating to the Shares in the United States or Canada or to any United States or Canadian Person. With respect to any Underwriter that is a U.S. Underwriter and an International Underwriter, the foregoing representations and agreements (i) made by it in its capacity as a U.S. Underwriter apply only to it in its capacity as a U.S. Underwriter and (ii) made by it in its capacity as an International Underwriter apply only to it in its capacity as an International Underwriter. As used herein, "United States or Canadian Person" means any national or resident of the United States or Canada, or any corporation, pension, profit-sharing or other trust or other entity organized under the laws of the United States or Canada or of any political subdivision thereof (other than a branch located outside the United States and Canada of any United States or Canadian Person), and includes any United States or Canadian branch of a person who is otherwise not a United States or Canadian Person. All shares of Common Stock to be purchased by the Underwriters under the Underwriting Agreement are referred to herein as the "Shares."

    Pursuant to the Agreement between U.S. and International Underwriters, sales may be made between the U.S. Underwriters and International Underwriters of any number of Shares as may be mutually agreed. The per share price of any Shares so sold shall be the public offering price set forth on the cover page hereof, in United States dollars, less an amount not greater than the per share amount of the concession to dealers set forth below.

    Pursuant to the Agreement between U.S. and International Underwriters, each U.S. Underwriter has represented that it has not offered or sold, and has agreed not to offer or sell, any Shares, directly or indirectly, in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in contravention of the securities laws thereof and has represented that any offer or sale of Shares in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made. Each U.S. Underwriter has further agreed to send to any dealer who purchases from it any of the Shares a notice stating in substance that, by purchasing such Shares, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, directly or indirectly, any of such Shares in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in contravention of the securities laws thereof and that any offer or sale of Shares in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made, and that such dealer will deliver to any other dealer to whom it sells any of such Shares a notice containing substantially the same statement as is contained in this sentence.

    Pursuant to the Agreement between U.S. and International Underwriters, each International Underwriter has represented and agreed that (i) it has not offered or sold and, prior to the date six months after the closing date for the sale of the Shares to the International Underwriters, will not offer or sell, any Shares to persons in the United Kingdom except to persons whose ordinary activities involve acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations in 1995; (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the Shares in, from or otherwise involving the United Kingdom; and (iii) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the offering of the Shares to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 or is a person to whom such document may otherwise lawfully be issued or passed on.

    Pursuant to the Agreement between U.S. and International Underwriters, each International Underwriter has further represented that it has not offered or sold, and has agreed not to offer or sell, directly or indirectly, in Japan or to or for the account of any resident thereof, any of the Shares acquired in connection with the distribution contemplated hereby, except for offers or sales of Japanese International Underwriters or dealers except pursuant to any exemption from the registration requirements of the Securities and Exchange Law and otherwise in compliance with applicable provisions of Japanese law. Each International Underwriter has further agreed to send to any dealer who purchases from it any of the Shares a notice stating in substance that by purchasing such Shares, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, any of such Shares, directly or indirectly, in Japan or to or for the account of any resident thereof except for offers or sales to Japanese International Underwriters or dealers and except pursuant to any exemption from the registration requirements of the Securities and

Exchange Law and otherwise in compliance with applicable provisions of Japanese law, and that such dealer will send to any other dealer to whom it sells any of such Shares a notice containing substantially the same statement as is contained in this sentence.

    The Underwriters initially propose to offer part of the shares of Common Stock directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a concession
not in excess of $      a share under the public offering price. The
Underwriters may allow, and such dealers may reallow, a concession not in excess
of $      a share to other Underwriters or to certain dealers. After the
Offering, the public offering price, concession and discount may be changed.

    Pursuant to the Underwriting Agreement, the Selling Stockholders have granted to the U.S. Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to an aggregate of 750,000 additional shares of Common Stock at the public offering price set forth on the cover page hereof, less underwriting discounts and commissions. The U.S. Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of Common Stock offered hereby. To the extent such option is exercised, each U.S. Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of Common Stock as the number set forth next to such U.S. Underwriter's name in the preceding table bears to the total number of shares of Common Stock set forth next to the names of all U.S. Underwriters in the preceding table.

    The Company, the Selling Stockholders, certain holders of options issued under the Assumed Plan and the Company's directors and executive officers have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the Underwriters, they will not, until 6 months after the closing of the Offering (in the case of the Company), until 120 days after the closing of the Offering (in the case of the Former Employees and each of the Company's directors and executive officers who is neither a Company employee or holds any "restricted securities" or options granted under the Assumed Plan) and until 12 months after the closing of the Offering (in the case of Crow Family and each current principal-level employee of the Company holding "restricted securities" or options granted under the Assumed Option Plan), (i) offer, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise. The foregoing sentence shall not apply to (A) sales made pursuant to this Offering, (B) the issuance by the Company of shares of Common Stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this Prospectus of which the Underwriters have been advised in writing, (C) stock or stock option issuance by the Company pursuant to existing employee benefit plans, (D) the bona fide pledge of shares of Common Stock by any such stockholder to secure loans extended to such stockholder; (E) transactions relating to shares of Common Stock or other securities acquired in open market transactions after the closing of the Offering, (F) the contribution of Common Stock to an exchange fund, capital fund or similar fund in exchange for securities of such fund; (G) the issuance, grant or sale by the Company of any subsidiary thereof of shares of Common Stock (or any option, right, warrant or other interest in shares of Common Stock) to any person as consideration for any acquisition or as an inducement to be employed by or to not compete with the Company or any subsidiary thereof; (H) any charitable gift/donation of shares of Common Stock; or (I) the transfer of shares of Common Stock to the following: (i) if the stockholder is an individual, a member of the immediate family of such stockholder, if any, or a trust whose sole beneficiaries are members of the immediate family of such stockholder, or a partnership whose sole partners are members of the immediate family of such stockholder; and (ii) if the stockholder is a trust, any member of the immediate family of such stockholder that is the grantor or trustee of the trust; provided, however, that such stockholder shall first require any transferee described in clause
(I)(i) or (I)(ii) to execute a similar "lock-up" agreement prior to such permitted pledge or transfer.

    In order to facilitate the offering of the Common Stock, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may over-allot in connection with the Offering, creating a short position in the Common Stock for their own account. In addition, to cover over-allotments or stabilize the price of the Common Stock, the Underwriters may bid for, and purchase, shares of Common Stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the Common Stock in the Offering, if the syndicate repurchases previously distributed Common Stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriters are not required to engage in these activities and may end any of these activities at any time.

    The Company, the Selling Stockholders and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

    The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Vinson & Elkins L.L.P., Dallas, Texas. Certain legal matters related to the offering will be passed upon for the Underwriters by Shearman & Sterling, New York, New York.

                                    EXPERTS

    The consolidated financial statements and schedule of the Company at December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997 appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

    We file annual, quarterly and special reports, proxy statements and other information with the Securities Exchange Commission pursuant to the Exchange Act. Those reports, proxy statements and other information can be inspected at the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and the Regional Offices of the Commission at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and 7 World Trade Center, New York, New York 10048. Please call the Commission at 1-800-SEC-0300 for further information on the public reference rooms. Copies of those materials may also be obtained from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

    The Commission maintains a World Wide Web site on the Internet at HTTP://WWW.SEC.GOV that contains reports, proxy and information statements and other information regarding the Company. Those reports, proxy and information statements and other information concerning the Company also can be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, on which the Common Stock is listed.

    For further information on the Company and the Common Stock being offered, please review the Registration Statement, including the exhibits that are filed with it. Statements made in the Registration Statement that describe documents may not necessarily be complete. We recommend that you review the documents that the Company has filed with the Registration Statement to obtain a more complete understanding of those documents.

    The Commission allows us to "incorporate by reference" information into the Registration Statement which means that we can disclose important information to you by referring you to another document filed separately with the Commission. The information incorporated by reference is deemed to be part of the Registration Statement, except for any information superseded by information in the Registration Statement. The Registration Statement incorporates by reference the documents set forth below that the Company previously filed with the Commission. These documents contain important information about the Company.

                           INCORPORATION BY REFERENCE

    The following documents have been filed by the Company with the Commission, and are incorporated herein by reference and made a part hereof:

    (a) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997, filed with the Commission pursuant to the Securities Exchange Act of 1934 (the "Exchange Act") on March 31, 1998;

    (b) The Company's Annual Report on Form 10-K/A (Amendment No. 1) for the fiscal year ended December 31, 1997, filed with the Commission pursuant to the Exchange Act on July 2, 1998;

    (c) The Company's Quarterly Report on Form 10Q/A (Amendment No. 1) for the quarterly period ended March 31, 1998, filed with the Commission pursuant to the Exchange Act on July 17, 1998;

    (d) The Company's Quarterly Report on Form 10Q for the quarterly period ended June 30, 1998, filed with the Commission pursuant to the Exchange Act on August 14, 1998;

    (e) The Company's Quarterly Report on Form 10Q for the quarterly period ended September 30, 1998, filed with the Commission pursuant to the Exchange Act on November 16, 1998; and

    (f) The description of the Company's Common Stock, $0.01 par value per share, contained in Item 1 of the Company's Registration Statement on Form 8-A filed with the Commission pursuant to the Exchange Act on October 23, 1997.

    All documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act prior to the termination of the Offering shall also be deemed to be incorporated by reference herein and to be a part hereof from the dates of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement. Upon the written or oral request of any person to whom a copy of this Registration Statement has been delivered, including a beneficial owner of Common Stock, the Company will provide without charge to such person a copy of any and all documents (excluding exhibits thereto unless such exhibits are specifically incorporated by reference into such documents) that have been incorporated by reference into this Registration Statement but not delivered herewith. Requests for such documents should be addressed to Trammell Crow Company, 2001 Ross Avenue, Suite 3400, Dallas, Texas 75201,
Attention: Secretary, (214) 863-3000.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                                               PAGE
                                                                                                             ---------
Pro Forma Consolidated Financial Statements of Trammell Crow Company (Unaudited):
  Pro Forma Consolidated Balance Sheet as of September 30, 1998............................................        F-3
  Pro Forma Consolidated Statements of Operations for the Nine Months Ended September 30, 1998 and for the
    Year Ended December 31, 1997...........................................................................        F-4

Consolidated Financial Statements of Trammell Crow Company (Audited):
  Report of Independent Auditors...........................................................................        F-7
  Consolidated Balance Sheets as of December 31, 1997 and 1996.............................................        F-8
  Consolidated Statements of Operations for the Years Ended December 31, 1997, 1996 and 1995...............        F-9
  Consolidated Statements of Stockholders' Equity for the Years Ended December 31, 1997, 1996 and 1995.....       F-10
  Consolidated Statements of Cash Flows for the Years Ended December 31, 1997, 1996 and 1995...............       F-11
  Notes to Consolidated Financial Statements...............................................................       F-12

Condensed Consolidated Financial Statements of Trammell Crow Company (Unaudited):
  Condensed Consolidated Balance Sheets as of September 30, 1998 and December 31, 1997.....................       F-26
  Condensed Consolidated Statements of Operations for the Nine Months Ended September 30, 1998 and 1997....       F-27
  Condensed Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 1998 and 1997....       F-28
  Notes to Condensed Consolidated Financial Statements.....................................................       F-29

                  PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

    The following unaudited pro forma consolidated financial statements are derived from the Company's historical financial statements. The unaudited pro forma balance sheet is presented as if the Offering had occurred on September 30, 1998. The unaudited pro forma consolidated statements of operations are presented as if the Offering, the FHO Acquisition, the Core Acquisition, the Faison Acquisition, the Tooley Acquisition, the Norman Acquisition, the Doppelt Acquisition, the Reincorporation Transactions and the Initial Public Offering had occurred on January 1, 1997. The unaudited pro forma consolidated financial statements should be read in conjunction with the historical financial statements of the Company and the notes thereto. See "The Company--Recent Developments," "--Initial Public Offering," "-- Reincorporation Transactions," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Retail Services" and other financial information, all included elsewhere in this Prospectus.

    The unaudited pro forma consolidated financial statements have been prepared using the purchase method of accounting whereby the assets and liabilities acquired and assumed in the acquisitions are adjusted to estimated fair value, based upon preliminary estimates which are subject to change as additional information is obtained. The allocations of purchase costs are subject to final determination based upon estimates and other evaluations of fair value. Therefore, the allocations reflected in the following unaudited pro forma consolidated financial statements may differ from the amounts ultimately determined.

    The unaudited pro forma consolidated financial statements are presented for informational purposes only and are not necessarily indicative of what the Company's actual results of operations and financial position would have been as of September 30, 1998, or for the year ended December 31, 1997 and the nine months ended September 30, 1998, had the Company completed the Offering, the FHO Acquisition, the Core Acquisition, the Faison Acquisition, the Tooley Acquisition, the Norman Acquisition, the Doppelt Acquisition, the Reincorporation Transactions and the Initial Public Offering as of the dates indicated, nor does it purport to represent the future financial position or results of operations of the Company. In the opinion of the Company's management, all material adjustments necessary to reflect the effects of these transactions have been made.

                     TRAMMELL CROW COMPANY AND SUBSIDIARIES
                      PRO FORMA CONSOLIDATED BALANCE SHEET

                                                                                          SEPTEMBER 30, 1998
                                                                                  -----------------------------------
                                                                                              PRO FORMA
                                                                                  HISTORICAL ADJUSTMENTS   PRO FORMA
                                                                                  ---------  -----------  -----------
                                                                                            (IN THOUSANDS)
                                                       ASSETS

Current assets
  Cash and cash equivalents.....................................................  $  76,471   $   1,472(A)  $  77,943
  Accounts receivable, net......................................................     70,456      --           70,456
  Receivables from affiliates...................................................      1,394      --            1,394
  Notes and other receivables...................................................      6,205      --            6,205
  Deferred income taxes.........................................................      3,058      --            3,058
  Real estate held for sale.....................................................    128,058      --          128,058
  Other current assets..........................................................     10,928      --           10,928
                                                                                  ---------  -----------  -----------
      Total current assets......................................................    296,570       1,472      298,042
Furniture and equipment, net....................................................     12,783      --           12,783
Deferred income taxes...........................................................     11,866      --           11,866
Investments in unconsolidated subsidiaries......................................     13,026      --           13,026
Goodwill, net...................................................................    103,863      --          103,863
Other assets....................................................................     28,530      --           28,530
                                                                                  ---------  -----------  -----------
      Total assets..............................................................  $ 466,638   $   1,472    $ 468,110
                                                                                  ---------  -----------  -----------
                                                                                  ---------  -----------  -----------

                                        LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
  Accounts payable..............................................................  $  25,100   $  --        $  25,100
  Accrued expenses..............................................................     69,246        (174)(B)     69,072
  Payables to affiliates........................................................      4,930      --            4,930
  Income taxes payable..........................................................      3,555         (65)(A)      3,490
  Current portion of long-term debt.............................................      1,799      --            1,799
  Notes payable on real estate held for sale....................................     77,297      --           77,297
  Other current liabilities.....................................................      1,493      --            1,493
                                                                                  ---------  -----------  -----------
      Total current liabilities.................................................    183,420        (239)     183,181
Long-term debt, less current portion............................................     93,476      --           93,476
Deferred compensation...........................................................         57      --               57
Other liabilities...............................................................        245      --              245
                                                                                  ---------  -----------  -----------
      Total liabilities.........................................................    277,198        (239)     276,959
Minority interest...............................................................     14,210      --           14,210

Stockholders' equity
  Common stock..................................................................        342           4(A)        347
                                                                                                      1(B)
  Paid-in capital...............................................................    157,663       1,999(B)    161,195
                                                                                                  1,533(A)
  Retained earnings (deficit)...................................................     18,730      --           18,730
  Less: Stockholder loans.......................................................     (1,028)     --           (1,028)
       Unearned compensation, net...............................................       (477)     (1,826)(B)     (2,303)
                                                                                  ---------  -----------  -----------
      Total stockholders' equity................................................    175,230       1,711      176,941
                                                                                  ---------  -----------  -----------
      Total liabilities and stockholders' equity................................  $ 466,638   $   1,472    $ 468,110
                                                                                  ---------  -----------  -----------
                                                                                  ---------  -----------  -----------

--------------------------

(A) Reflects the exercise by the Selling Stockholders of options to purchase 382,367 shares of Common Stock.

(B) Reflects the issuance of 63,490 shares of Common Stock to certain employees of Faison who were retained after the Faison Acquisition. The shares were issued subsequent to September 30, 1998. At September 30, 1998, the Company accrued $174,000 of compensation expense related to the period from the date of grant to September 30, 1998.

                     TRAMMELL CROW COMPANY AND SUBSIDIARIES

                PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                  NINE MONTHS ENDED SEPTEMBER 30, 1998
                                                          ----------------------------------------------------
                                                                 HISTORICAL
                                                          -------------------------
                                                                          RECENT
                                                                        ACQUISITIONS  PRO FORMA
                                                           COMPANY(1)       (A)      ADJUSTMENTS   PRO FORMA
                                                          ------------  -----------  -----------  ------------
                                                            (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
REVENUES:
  Property management services..........................  $     81,897   $  25,569    $  (1,423)(B) $    106,043
  Brokerage services....................................       100,814      16,275         (562)(B)      116,527
  Infrastructure management services....................        74,008       1,604       --             75,612
  Development and construction services.................        42,132       7,414        1,019(C)       49,390
                                                                                         (1,175)(B)
  Retail services.......................................        11,487      --           --             11,487
                                                          ------------  -----------  -----------  ------------
                                                               310,338      50,862       (2,141)       359,059
  Income from investments in unconsolidated
    subsidiaries........................................         7,151      --           --              7,151
  Gain on disposition of real estate....................        23,455      --           --             23,455
  Other income..........................................         6,012         854         (404)(D)        6,462
                                                          ------------  -----------  -----------  ------------
                                                               346,956      51,716       (2,545)       396,127
EXPENSES:
  Salaries, wages and benefits..........................       180,509      38,487         (644)(B)      213,683
                                                                                            192(E)
                                                                                         (5,437)(F)
                                                                                            576(G)
  Commissions...........................................        43,808       3,979         (952)(B)       46,835
  General and administrative............................        51,371       9,017         (258)(B)       60,130
  Depreciation..........................................         3,385         390          (39)(H)        3,719
                                                                                            (17)(B)
  Amortization..........................................         3,510      --            2,260(H)        5,770
  Interest..............................................         7,782         258        2,284(I)       10,324
  Minority interest.....................................         3,702      --           --              3,702
                                                          ------------  -----------  -----------  ------------
                                                               294,067      52,131       (2,035)       344,163
                                                          ------------  -----------  -----------  ------------
  Income (loss) before income taxes.....................        52,889        (415)        (510)        51,964
  Income tax expense (benefit)..........................        21,425      (1,702)       1,332(J)       21,055
                                                          ------------  -----------  -----------  ------------
  Net income (loss).....................................  $     31,464   $   1,287    $  (1,842)  $     30,909
                                                          ------------  -----------  -----------  ------------
                                                          ------------  -----------  -----------  ------------
EARNINGS PER SHARE:
  Basic.................................................  $       0.93                            $       0.90
                                                          ------------                            ------------
                                                          ------------                            ------------
  Diluted...............................................  $       0.87                            $       0.85
                                                          ------------                            ------------
                                                          ------------                            ------------
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING:
  Basic.................................................    33,984,517                  382,367(W)   34,366,884
                                                          ------------               -----------  ------------
                                                          ------------               -----------  ------------
  Diluted...............................................    36,208,762                  164,423(W)   36,373,185
                                                          ------------               -----------  ------------
                                                          ------------               -----------  ------------

------------------------

(1) Certain revenues and expenses for the period ended September 30, 1998 have been reclassified to conform to the presentation for the quarter and year ended December 31, 1998. As a result, certain revenue and expense items differ from the amounts reported in previously filed documents. These reclassifications do not impact net income.

                     TRAMMELL CROW COMPANY AND SUBSIDIARIES

                PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                YEAR ENDED DECEMBER 31, 1997
                                    ------------------------------------------------------------------------------------
                                                 HISTORICAL                   PRO FORMA
                                    -------------------------------------  ADJUSTMENTS FOR
                                                  DOPPELT       RECENT      ACQUISITIONS    REINCORPORATION
                                                ACQUISITION   ACQUISITIONS     AND THE          AND IPO
                                     COMPANY        (V)           (A)         OFFERING        ADJUSTMENTS     PRO FORMA
                                    ---------  -------------  -----------  ---------------  ---------------  -----------
                                                      (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
REVENUES:
  Property management services....  $  87,756    $  --         $  71,893      $  (2,074)(B)   $   --          $ 157,575
  Brokerage services..............     91,053       --            43,575         (1,842)(B)       --            132,786
  Infrastructure management
    services......................     68,719       --             2,793         --               --             71,512
  Development and construction
    services......................     40,054       --             6,562          3,098(C)        --             49,024
                                                                                   (690)(B)
  Retail services.................      5,318        4,975        --             --               --             10,293
                                    ---------       ------    -----------  ---------------  ---------------  -----------
                                      292,900        4,975       124,823         (1,508)          --            421,190
  Income from investments in
    unconsolidated subsidiaries...        512       --            --             --               --                512
  Gain on disposition of real
    estate........................     10,241       --            --             --               --             10,241
  Other income....................      9,986           30         2,957            (24)(K)          (147)(N)     12,802
                                    ---------       ------    -----------  ---------------  ---------------  -----------
                                      313,639        5,005       127,780         (1,532)             (147)      444,745
EXPENSES:
  Salaries, wages and benefits....    161,425        4,281        94,645         (2,484)(B)       --            257,739
                                                                                    383(E)
                                                                                 (1,511)(L)
                                                                                  1,000(G)
  Non-recurring compensation
    costs.........................     33,085       --            --             --               (33,085)(O)     --
  Commissions.....................     39,121       --             3,996           (441)(B)       --             42,676
  General and administrative......     55,884        1,232        20,729           (504)(B)           642(P)     73,434
                                                                                   (194)(M)        (4,355)(O)
  Profit sharing..................     23,514       --            --             --               (22,917)(Q)        597
  Depreciation....................      3,514           19         1,841         (1,062)(H)       --              4,276
                                                                                    (36)(B)
  Amortization....................        714       --            --              6,124(H)        --              6,838
  Interest........................      5,515       --               652          5,913(I)           (343)(Q)     10,497
                                                                                                     (419)(R)
                                                                                                     (593)(S)
                                                                                                     (228)(T)
  Royalty and consulting fees.....      6,212       --            --             --                (6,212)(Q)     --
  Minority interest...............      2,042       --            --             --               --              2,042
                                    ---------       ------    -----------  ---------------  ---------------  -----------
                                      331,026        5,532       121,863          7,188           (67,510)      398,099
                                    ---------       ------    -----------  ---------------  ---------------  -----------
  Income (loss) before income
    taxes.........................    (17,387)        (527)        5,917         (8,720)           67,363        46,646
  Income tax expense (benefit)....     (3,367)      --             1,913         (3,245)(J)        23,079(U)     18,380
                                    ---------       ------    -----------  ---------------  ---------------  -----------
  Net income (loss)...............  $ (14,020)   $    (527)    $   4,004      $  (5,475)      $    44,284     $  28,266
                                    ---------       ------    -----------  ---------------  ---------------  -----------
                                    ---------       ------    -----------  ---------------  ---------------  -----------
EARNINGS (LOSS) PER SHARE:
  Basic...........................  $   (0.42)                                                                $    0.83
                                    ---------                                                                -----------
                                    ---------                                                                -----------
  Diluted.........................  $   (0.42)                                                                $    0.79
                                    ---------                                                                -----------
                                    ---------                                                                -----------
WEIGHTED AVERAGE COMMON SHARES
  OUTSTANDING:
  Basic...........................  33,583,467                                  510,195(W)                   34,093,662
                                    ---------                              ---------------                   -----------
                                    ---------                              ---------------                   -----------
  Diluted.........................  33,583,467                                  227,358(W)      2,161,032(W) 35,971,857
                                    ---------                              ---------------  ---------------  -----------
                                    ---------                              ---------------  ---------------  -----------

                     TRAMMELL CROW COMPANY AND SUBSIDIARIES

------------------------------

(A) Reflects the historical operations for the periods from January 1, 1998 through the date acquired by the Company and for the year ended December 31, 1997, of Tooley, Norman, Fallon, Hines & O'Connor, Core and Faison, which were acquired by the Company in 1998.

(B) Adjustments to eliminate operations of a subsidiary of Faison that was not acquired by the Company.

(C) Reflects development fees the Company would have received pursuant to the purchase agreement with Faison.

(D) Reflects the elimination of gain on sale of limited partnership interests by Tooley in connection with the acquisition.

(E) Reflects amortization of payments to certain employees of Faison in conjunction with their employment agreements.

(F) Adjustment to eliminate non-recurring bonuses paid to employees of Tooley in conjunction with the acquisition.

(G) Reflects the amortization to salaries expense of the 63,490 restricted shares of Common Stock granted to certain employees of Faison who were retained after the acquisition. These shares vest on July 2, 2000 if the grantee has been continuously employed by the Company from the date of closing.

(H) Reflects the additional depreciation and amortization resulting from the allocation of purchase price of the acquired companies, including a decrease in furniture and equipment and an increase in intangible assets to their fair value and the recording of goodwill associated with the acquisitions. Furniture and equipment are being depreciated over the estimated useful lives (three to five years). The intangible assets are being amortized over the lives of the related agreements (one to seven years). Goodwill is being amortized over 30 years.

(I) Adjustments to record interest expense resulting from borrowings under the Existing Credit Facility associated with the acquisitions, net of interest expense of the acquired companies on debt not assumed.

(J) Adjustment reflects the increase/decrease in taxes due to the pro forma adjustments for acquisitions.

(K) Reflects the decrease in interest income related to the Doppelt stockholder loans which were not included in the acquisition.

(L) Reflects the reduction of historical salaries to the amounts payable under an employment agreement entered into in connection with the Doppelt Acquisition and the amortization of the $2.0 million payment to Mr. Doppelt in conjunction with his employment agreement.

(M) Adjustment to eliminate non-recurring consulting fees paid by Tooley in conjunction with the acquisition.

(N) Reflects the decrease in interest income resulting from the repayment of loans owed to the Company by certain 1995 Profit Sharing Plan participants.

(O) Adjustment to eliminate non-recurring charges to: (1) compensation expense for the difference between the Initial Public Offering price and the exercise price of options granted in conjunction with the Reincorporation Transactions and (2) general and administrative expenses for payment obligations incurred in connection with settlement of claims made pursuant to a terminated stock appreciation rights plan.

(P) Reflects the additional costs of being a public company.

(Q) Reflects the termination of the Company's policy of granting profit sharing interest under the 1995 Profit Sharing Plan for key employees, including the related interest expense on the retired 1995 Profit Sharing Plan participants' balances, and the termination of royalty and consulting agreements with affiliates of the Company. The profit sharing expense not eliminated relates to project distributions for retired Profit Sharing Plan participants which were not terminated.

(R) Reflects the reduction in interest expense related to the First Tennessee credit facility repaid with proceeds from the Pre IPO Credit Facility.

(S) Reflects the decrease in interest expense due to the repayment of the Pre IPO Credit Facility.

(T) Reflects the decrease in interest expense related to the repayment of capitalization notes, lines of credits and other notes payable.

(U) Reflects the increase in taxes due to the pro forma adjustments to reflect the Reincorporation Transactions and the Initial Public Offering.

(V) Reflects the historical operations from January 1, 1997 through August 22, 1997, the date acquired by the Company.

(W) Reflects the weighted average additional shares outstanding assuming the following occurred on January 1, 1997: (1) the sale of Common Stock, the grant of restricted shares of Common Stock and the issuance of stock options to certain employees of acquired companies; (2) the exercise by certain Selling Stockholders of options to purchase 382,367 shares of Common Stock in connection with the Offering; and (3) the grant of options to purchase Common Stock in connection with the Initial Public Offering.

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholders

Trammell Crow Company

    We have audited the accompanying consolidated balance sheets of Trammell Crow Company (a Delaware corporation; formerly a Texas close corporation) and Subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Trammell Crow Company and Subsidiaries at December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                          ERNST & YOUNG LLP

Dallas, Texas
March 4, 1998

                     TRAMMELL CROW COMPANY AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                                                 DECEMBER 31,
                                                                                            ----------------------
                                                                                               1997        1996
                                                                                            ----------  ----------
                                                                                                (IN THOUSANDS,
                                                                                             EXCEPT SHARE AND PER
                                                                                                 SHARE DATA)
                                                      ASSETS
Current assets
  Cash and cash equivalents...............................................................  $   96,747  $   58,505
  Accounts receivable, net of allowance for doubtful accounts of $955 in 1997 and $947 in
    1996..................................................................................      40,602      32,980
  Receivables from affiliates.............................................................         926       2,275
  Notes and other receivables.............................................................       4,007       4,936
  Income taxes recoverable................................................................       4,939      --
  Deferred income taxes...................................................................       3,870          88
  Real estate held for sale...............................................................      98,567      71,122
  Other current assets....................................................................       9,220       2,932
                                                                                            ----------  ----------
    Total current assets..................................................................     258,878     172,838
Furniture and equipment, net..............................................................       6,309       6,323
Deferred income taxes.....................................................................      14,397       7,796
Investments in unconsolidated subsidiaries................................................      11,244       3,831
Goodwill, net.............................................................................      27,111      --
Other assets..............................................................................       8,297       3,526
                                                                                            ----------  ----------
                                                                                            $  326,236  $  194,314
                                                                                            ----------  ----------
                                                                                            ----------  ----------
                                       LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Accounts payable........................................................................  $   18,523  $   12,426
  Accrued expenses........................................................................      56,270      36,128
  Payables to affiliates..................................................................       4,466       5,649
  Income taxes payable....................................................................      --           3,253
  Current portion of long-term debt.......................................................         875       3,409
  Notes payable on real estate held for sale..............................................      76,623      67,810
  Other current liabilities...............................................................       2,185       1,023
                                                                                            ----------  ----------
    Total current liabilities.............................................................     158,942     129,698
Long-term debt, less current portion......................................................       1,555       8,952
Deferred compensation.....................................................................       8,391      20,963
Other liabilities.........................................................................         417         405
                                                                                            ----------  ----------
    Total liabilities.....................................................................     169,305     160,018
Minority interest.........................................................................      19,859       3,294
Stockholders' equity
  Preferred stock; $0.01 par value; 30,000,000 shares authorized; none issued or
    outstanding...........................................................................      --          --
  Common stock; $0.01 par value; 100,000,000 shares authorized; 33,892,038 shares issued
    and outstanding in 1997...............................................................         339      --
  Paid-in capital.........................................................................     150,647      24,084
  Retained earnings (deficit).............................................................     (12,734)     16,312
  Less: Stockholder loans.................................................................      (1,180)     (9,394)
                                                                                            ----------  ----------
Total stockholders' equity................................................................     137,072      31,002
                                                                                            ----------  ----------
                                                                                            $  326,236  $  194,314
                                                                                            ----------  ----------
                                                                                            ----------  ----------

                            See accompanying notes.

                     TRAMMELL CROW COMPANY AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                  YEARS ENDED DECEMBER 31,
                                                                            -------------------------------------
                                                                                1997          1996        1995
                                                                            -------------  ----------  ----------
                                                                                 (IN THOUSANDS, EXCEPT SHARE
                                                                                     AND PER SHARE DATA)
REVENUES:
  Property management services............................................  $      87,756  $   90,179  $   92,970
  Brokerage services......................................................         91,053      72,095      61,960
  Infrastructure management services......................................         68,719      50,836      38,681
  Development and construction services...................................         40,054      22,732      20,382
  Retail services.........................................................          5,318       2,393       1,510
                                                                            -------------  ----------  ----------
                                                                                  292,900     238,235     215,503
  Income from investments in unconsolidated subsidiaries..................            512         594         114
  Gain on disposition of real estate......................................         10,241       6,630       5,026
  Other income............................................................          9,986       9,996       6,559
                                                                            -------------  ----------  ----------
                                                                                  313,639     255,455     227,202
COSTS AND EXPENSES:
  Salaries, wages and benefits............................................        161,425     137,794     130,248
  Non-recurring compensation costs........................................         33,085      --          --
  Commissions.............................................................         39,121      27,119      23,730
  General and administrative..............................................         55,884      41,421      40,671
  Profit sharing..........................................................         23,514      20,094      15,893
  Depreciation............................................................          3,514       3,196       3,841
  Amortization............................................................            714      --          --
  Interest................................................................          5,515       1,726       1,722
  Royalty and consulting fees.............................................          6,212       3,959       2,443
  Minority interest.......................................................          2,042         206         520
                                                                            -------------  ----------  ----------
                                                                                  331,026     235,515     219,068
                                                                            -------------  ----------  ----------
Income (loss) before income taxes.........................................        (17,387)     19,940       8,134
Income tax expense (benefit)..............................................         (3,367)      7,826       3,793
                                                                            -------------  ----------  ----------
Net income (loss).........................................................  $     (14,020) $   12,114  $    4,341
                                                                            -------------  ----------  ----------
                                                                            -------------  ----------  ----------
Pro forma loss per share (basic and diluted)..............................  $        (.42)     *           *
                                                                            -------------  ----------  ----------
                                                                            -------------  ----------  ----------
Pro forma weighted average common shares outstanding......................     33,583,467
                                                                            -------------
                                                                            -------------

------------------------

*   Information is not relevant due to change in capital structure.

                            See accompanying notes.

                     TRAMMELL CROW COMPANY AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                      COMMON SHARES          COMMON         COMMON                  RETAINED
                                  ----------------------      STOCK        STOCK PAR     PAID-IN    EARNINGS     TREASURY
                                   ISSUED     TREASURY     SUBSCRIBED      VALUE(1)      CAPITAL    (DEFICIT)      STOCK
                                  ---------  -----------  -------------  -------------  ---------  -----------  -----------
Balance at January 1, 1995......      9,350         675     $     361      $  --        $   9,293   $   5,333    $    (914)
  Net income....................     --          --            --             --           --           4,341       --
  Dividends.....................     --          --            --             --           --          (2,475)      --
  Sale of common stock
    previously subscribed.......        390      --              (361)        --              361      --           --
  Purchase of common stock......     --             774        --             --           --          --           (1,337)
  Sale of common stock..........     --            (400)       --             --           --          --              691
                                  ---------  -----------        -----          -----    ---------  -----------  -----------
Balance at December 31, 1995....      9,740       1,049        --             --            9,654       7,199       (1,560)
  Net income....................     --          --            --             --           --          12,114       --
  Dividends.....................     --          --            --             --           --          (2,890)      --
  Purchase of common stock......     --           2,481        --             --           --          --           (3,943)
  Sale of common stock..........      9,634      (3,530)       --             --           14,430        (111)       5,503
                                  ---------  -----------        -----          -----    ---------  -----------  -----------
Balance at December 31, 1996....     19,374      --            --             --           24,084      16,312       --
  Net loss......................     --          --            --             --           --         (14,020)      --
  Dividends.....................     --          --            --             --           --         (15,026)      --
  Purchase of stock.............     --             963        --             --           --          --           (2,388)
  Repayment of stockholder
    loans.......................     --          --            --             --           --          --           --
  Sale of stock in public
    offering....................  5,750,000      --            --                 58      100,567      --           --
  Offering costs................     --          --            --             --          (10,420)     --           --
  Non-cash charge for August
    1997 options................     --          --            --             --           33,085      --           --
  Issuance and exchange of
    shares in reincorporation
    transactions................  27,779,807     --            --                278         (278)     --           --
  Conversion of note payable
    into common stock...........    342,857      --            --                  3        5,997      --           --
  Retirement of treasury
    shares......................     --            (963)       --             --           (2,388)     --            2,388
                                  ---------  -----------        -----          -----    ---------  -----------  -----------
Balance at December 31, 1997....  33,892,038     --         $  --          $     339    $ 150,647   $ (12,734)   $  --
                                  ---------  -----------        -----          -----    ---------  -----------  -----------
                                  ---------  -----------        -----          -----    ---------  -----------  -----------


                                   STOCKHOLDER
                                      LOANS        TOTAL
                                  -------------  ---------
Balance at January 1, 1995......    $  --        $  14,073
  Net income....................       --            4,341
  Dividends.....................       --           (2,475)
  Sale of common stock
    previously subscribed.......       --           --
  Purchase of common stock......       --           (1,337)
  Sale of common stock..........       --              691
                                  -------------  ---------
Balance at December 31, 1995....       --           15,293
  Net income....................       --           12,114
  Dividends.....................       --           (2,890)
  Purchase of common stock......       --           (3,943)
  Sale of common stock..........       (9,394)      10,428
                                  -------------  ---------
Balance at December 31, 1996....       (9,394)      31,002
  Net loss......................       --          (14,020)
  Dividends.....................       --          (15,026)
  Purchase of stock.............       --           (2,388)
  Repayment of stockholder
    loans.......................        8,214        8,214
  Sale of stock in public
    offering....................       --          100,625
  Offering costs................       --          (10,420)
  Non-cash charge for August
    1997 options................       --           33,085
  Issuance and exchange of
    shares in reincorporation
    transactions................       --           --
  Conversion of note payable
    into common stock...........       --            6,000
  Retirement of treasury
    shares......................       --           --
                                  -------------  ---------
Balance at December 31, 1997....    $  (1,180)   $ 137,072
                                  -------------  ---------
                                  -------------  ---------

------------------------------

(1) Common stock par value for 1995 and 1996 rounds to less than $1.

                            See accompanying notes.

                     TRAMMELL CROW COMPANY AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                        YEARS ENDED DECEMBER 31,
                                                                                     -------------------------------
                                                                                       1997       1996       1995
                                                                                     ---------  ---------  ---------
                                                                                             (IN THOUSANDS)
OPERATING ACTIVITIES:
Net income (loss)..................................................................  $ (14,020) $  12,114  $   4,341
Adjustments to reconcile net income (loss) to net cash provided by
  (used in) operating activities
  Depreciation.....................................................................      3,514      3,196      3,841
  Amortization.....................................................................        714     --         --
  Minority interest................................................................      2,042        206        520
  Deferred income tax provision (benefit)..........................................     (5,462)     1,602     (2,040)
  Income from investments in unconsolidated subsidiaries...........................       (512)      (594)      (114)
  Gain on disposition of real estate...............................................    (10,241)    (6,630)    (5,026)
  Non-cash charge for August 1997 options..........................................     33,085     --         --
  Changes in operating assets and liabilities
    Accounts receivable............................................................     (6,007)    (6,757)    (8,214)
    Receivables from affiliates....................................................      3,083     (1,585)     1,466
    Notes receivable and other assets..............................................     (7,509)    (2,286)    (2,228)
    Expenditures for real estate held for sale.....................................   (109,068)   (92,975)   (37,641)
    Proceeds from sale of real estate..............................................     51,542     48,555     43,472
    Proceeds from real estate notes payable........................................     89,763     91,428     21,705
    Payments on real estate notes payable..........................................    (45,550)   (36,800)   (31,438)
    Accounts payable and accrued expenses..........................................     20,159      4,558     17,277
    Payables to affiliates.........................................................     (1,275)     1,850      1,203
    Income taxes recoverable/payable...............................................     (8,192)     2,775       (454)
    Deferred compensation..........................................................       (234)     5,750      4,416
    Other liabilities..............................................................       (810)       741       (438)
                                                                                     ---------  ---------  ---------
Net cash provided by (used in) operating activities................................     (4,978)    25,148     10,648
                                                                                     ---------  ---------  ---------
INVESTING ACTIVITIES
Expenditures for furniture and equipment...........................................     (3,469)    (3,277)    (2,077)
Acquisition of Doppelt and Company.................................................    (22,658)    --         --
Investments in unconsolidated subsidiaries.........................................     (7,404)    (2,305)    (1,873)
Distributions from unconsolidated subsidiaries.....................................      6,912      1,408        170
Contributions from minority interest...............................................     10,350         11      3,631
Distributions to minority interest.................................................     (5,053)      (856)      (497)
                                                                                     ---------  ---------  ---------
Net cash used in investing activities..............................................    (21,322)    (5,019)      (646)
                                                                                     ---------  ---------  ---------
FINANCING ACTIVITIES
Principal payments on debt.........................................................    (47,467)    (4,538)    (5,688)
Proceeds from debt.................................................................     36,146      9,834      2,664
Payment on deferred financing fees.................................................     (1,031)    --         --
Purchase of common stock...........................................................       (730)    (3,943)    (1,010)
Proceeds from sale of common stock.................................................    100,625         15      1,052
Stock offering costs...............................................................    (10,420)      (257)    --
Collections of stockholder loans...................................................      2,445     --         --
Dividends paid.....................................................................    (15,026)    (2,890)    (2,475)
                                                                                     ---------  ---------  ---------
Net cash provided by (used in) financing activities................................     64,542     (1,779)    (5,457)
                                                                                     ---------  ---------  ---------
Net increase in cash and cash equivalents..........................................     38,242     18,350      4,545
Cash and cash equivalents, beginning of year.......................................     58,505     40,155     35,610
                                                                                     ---------  ---------  ---------
Cash and cash equivalents, end of year.............................................  $  96,747  $  58,505  $  40,155
                                                                                     ---------  ---------  ---------
                                                                                     ---------  ---------  ---------

                            See accompanying notes.

                     TRAMMELL CROW COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 1997
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    ORGANIZATION

    Trammell Crow Company, a Delaware corporation (the Company), was incorporated on August 21, 1997 to become the successor to Trammell Crow Company, a Texas close corporation (the Predecessor Company). In connection with the Company's initial public offering, a wholly-owned subsidiary of the Company was merged with and into the Predecessor Company (the Reincorporation Merger) with the Predecessor Company surviving the merger as a wholly-owned subsidiary of the Company. The Company provides commercial real estate services primarily in the United States. Its principal lines of business include property management, brokerage, infrastructure management, development and construction, and retail services.

    USE OF ESTIMATES

    The preparation of the financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

    CONSOLIDATION

    The accompanying consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries, and other subsidiaries over which the Company has control. Intercompany accounts and transactions have been eliminated. The Company's investments in subsidiaries in which it has the ability to exercise significant influence over operating and financial policies, but does not have control, are accounted for on the equity method. Accordingly, the Company's share of the earnings of these subsidiaries is included in consolidated net income. Investments in other subsidiaries are carried at cost. These unconsolidated subsidiaries primarily own real estate development projects.

    REVENUE RECOGNITION

    The Company recognizes fees from property management services and infrastructure management services over the terms of the respective management contracts. Most of the property management contracts are cancelable at will or with 30 days' notice. The infrastructure management contracts generally range from three to five years. Brokerage service revenue relating to leasing services and the related expense are generally recognized half upon the execution of a lease contract and the remainder upon tenant occupancy. Sales brokerage revenue is recognized upon closing. Development and construction services includes fees from development and construction management projects and net construction revenues, which are gross construction revenues net of subcontract costs. For projects exceeding three months, fees are recognized using the percentage-of-completion method. For contracts under three months, fees are recognized upon completion of the contract. Gross construction revenues totaled $61,837, $46,034 and $22,335 and subcontract costs totaled $52,853, $41,123 and
$19,397 in 1997, 1996 and 1995, respectively.

                     TRAMMELL CROW COMPANY AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) CASH AND CASH EQUIVALENTS

    Cash and cash equivalents consist of cash and short-term, highly liquid investments with maturities of 90 days or less when purchased.

    FURNITURE AND EQUIPMENT

    Furniture and equipment are stated at cost. Depreciation is computed using the straight-line method over useful lives ranging from three to 10 years.

    INCOME TAXES

    The Company accounts for income taxes using the liability method. Deferred income taxes result from temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for federal income tax purposes, and are measured using the enacted tax rates and laws that will be in effect when the differences reverse.

    PRO FORMA EARNINGS PER SHARE

    In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, Earnings per Share. SFAS 128 replaced primary and fully diluted earnings per share with basic and diluted earnings per share.

    In accordance with the requirements of the Securities and Exchange Commission, the weighted average shares outstanding used to calculate basic and diluted earnings per share included the shares issued in connection with the Company's initial public offering and related transactions for the full year. Options to purchase 4,788,046 shares of common stock were outstanding during a portion of 1997 (see Note 8) but were not included in the computation of diluted earnings per share because the Company incurred a net loss for the year and therefore, the effect would be antidilutive.

    CONCENTRATION OF CREDIT RISK

    The Company provides services to owners of real estate assets primarily in the United States. The Company performs credit evaluations of its customers and generally does not require collateral. The risk associated with this concentration is limited because of the large number of customers and their geographic dispersion.

    LONG-LIVED ASSETS

    Long-lived assets, including goodwill, are evaluated when indicators of impairment are present and provisions for possible losses are recorded when undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount.

                     TRAMMELL CROW COMPANY AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) GOODWILL

    Goodwill reflects the excess of purchase price over the fair value of net assets purchased. Goodwill is amortized on a straight-line basis over 30 years. Accumulated amortization of goodwill was $384 and $23 at December 31, 1997 and 1996, respectively.

    NEW ACCOUNTING PRONOUNCEMENTS

    In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information" ("SFAS 131"), which establishes standards for the way in which public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosure about products and services, and major customers. This statement is effective for financial statements for periods beginning after December 15, 1997. The Company is currently evaluating the impact SFAS 131 will have on its financial statement disclosures.

    RECLASSIFICATIONS

    Certain reclassifications have been made to the prior years' financial statements to conform to the current year presentation.

2. REAL ESTATE HELD FOR SALE

    The Company provides build-to-suit services for its customers and also develops or purchases projects for investment purposes. Therefore, the Company has ownership of real estate until such projects are sold. Real estate held for sale is carried at the lower of cost or fair value less selling expenses. At December 31, real estate held for sale consists of the following:

                                                                            1997       1996
                                                                          ---------  ---------
Land....................................................................  $  40,269  $  26,635
Buildings and improvements..............................................     58,298     44,487
                                                                          ---------  ---------
                                                                          $  98,567  $  71,122
                                                                          ---------  ---------
                                                                          ---------  ---------

    The estimated costs to complete the 17 projects under construction at December 31, 1997, total $54,837. Projects are expected to be sold within one year of completion. At December 31, 1997, the Company had commitments for the sale of ten of the projects. Gains are recognized upon sale of the project.

    In 1997, rental revenues, which are included in development and construction services revenue, and net income relating to real estate held for sale was $6,086 and $658, respectively. Operations from real estate held for sale were insignificant in 1996 and 1995.

                     TRAMMELL CROW COMPANY AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

3. FURNITURE AND EQUIPMENT

    Furniture and equipment consist of the following at December 31:

                                                                           1997        1996
                                                                        ----------  ----------
Furniture and equipment, at cost......................................  $   19,875  $   18,097
Less: Accumulated depreciation........................................     (13,566)    (11,774)
                                                                        ----------  ----------
Furniture and equipment, net                                            $    6,309  $    6,323
                                                                        ----------  ----------
                                                                        ----------  ----------

4. INVESTMENTS IN UNCONSOLIDATED SUBSIDIARIES

    Summarized financial information for unconsolidated subsidiaries in which the Company has an investment is as follows:

                                                                             DECEMBER 31, 1997
                                                                             -----------------
BALANCE SHEET:
Real estate held for sale..................................................     $   179,973
Other assets...............................................................          52,687
                                                                                   --------
  Total assets.............................................................     $   232,660
                                                                                   --------
                                                                                   --------
Notes payable on real estate held for sale.................................     $   122,267
Other liabilities..........................................................          28,573
Equity.....................................................................          81,820
                                                                                   --------
  Total liabilities and equity.............................................     $   232,660
                                                                                   --------
                                                                                   --------

                                                                                YEAR ENDED
                                                                             DECEMBER 31, 1997
                                                                             -----------------
STATEMENT OF OPERATIONS:
Total revenues.............................................................     $    47,277
Total expenses.............................................................         (44,154)
                                                                                   --------
  Net income...............................................................     $     3,123
                                                                                   --------
                                                                                   --------

                     TRAMMELL CROW COMPANY AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

5. ACCRUED EXPENSES

    Accrued expenses consist of the following at December 31:

                                                                            1997       1996
                                                                          ---------  ---------
Profit sharing distributions............................................  $  12,752  $  10,931
Payroll and bonuses.....................................................     14,825     10,191
Commissions.............................................................     11,132      7,808
Stock Appreciation Rights Plan settlement...............................      4,228     --
Deferred income.........................................................      3,288     --
Insurance accrual.......................................................      1,128        901
Interest................................................................         55        473
Other...................................................................      8,862      5,824
                                                                          ---------  ---------
                                                                          $  56,270  $  36,128
                                                                          ---------  ---------
                                                                          ---------  ---------

6. LONG-TERM DEBT

                                                                                       1997       1996
                                                                                     ---------  ---------
Long-term debt consists of the following at December 31:

  Borrowings under a $150,000 line of credit with a bank; due December 1999, with two 1-year extension options; bearing interest at (1) the greater of prime or the Federal Funds Effective Rate plus 1/2% or (2) the Eurocurrency rate plus a
    margin ranging from 1 1/4 to 1 3/4%; interest payable monthly..................  $  --      $  --
  Borrowings under a $7,750 line of credit with a bank; bearing interest at 8.75%;
    terminated in 1997.............................................................     --          7,750
  Borrowings under revolving lines of credit with banks; totaling $3,300 and $2,800 in 1997 and 1996, respectively; expiring in 1998; bearing interest at rates
    ranging from prime plus .5% to prime plus 1%; secured by certain assets........     --            514
  Note payable under a loan agreement with the majority stockholders; bearing
    interest at 10.5%; paid in full in December 1997...............................     --          1,378
  Capital lease obligations primarily for furniture and equipment; with maturity dates ranging from 1998 to 2002; bearing interest at various rates ranging from
    3.3% to 14% per annum in 1997; secured by the underlying assets and certain
    accounts receivable............................................................      1,579      2,719
  Notes payable to former stockholders; due in 2000; bearing interest at 6.1%;
    principal and interest payable upon maturity...................................        851     --
                                                                                     ---------  ---------
  Total long-term debt.............................................................      2,430     12,361
  Less current portion of long-term debt...........................................        875      3,409
                                                                                     ---------  ---------
                                                                                     $   1,555  $   8,952
                                                                                     ---------  ---------
                                                                                     ---------  ---------

                     TRAMMELL CROW COMPANY AND SUBSIDIARIES

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

6. LONG-TERM DEBT (CONTINUED)

    The shares of certain wholly-owned subsidiaries having 5% or more of the consolidated assets, revenues or earnings of the Company, and subsidiaries which are engaged primarily in the business of real estate development and ownership, whose assets are not subject to any financing, having more than 5% of the consolidated assets, revenues or earnings of the Company, are pledged as security for the $150,000 line of credit.

    The Company is subject to various covenants associated with the $150,000 line of credit such as maintenance of minimum equity and liquidity and certain key financial data. In addition, the Company may not pay dividends exceeding 50% of the previous year's net income before depreciation and amortization, and there are certain restrictions on investments and acquisitions that can be made by the Company. If certain financial ratios fall below a specified level, the Company will be required to make payments equal to cash flow until such time as the ratios reach the pre-established levels. At December 31, 1997, the Company is in compliance with all debt covenants.

    The covenants associated with the $150,000 line of credit and the amount of the Company's other borrowings and contingent liabilities may have the effect of limiting the credit available to the Company under the line of credit to an amount less than the $150,000 commitment. At December 31, 1997, the Company has $92,461 available under its $150,000 line of credit. Beginning March 1998, the Company must pay a quarterly fee equal to .25% of the unused commitments under the line.

    The Company also has other revolving lines of credits with banks totaling $3,300 at December 31, 1997, of which $2,876 is available.

    Principal maturities of long-term debt are as follows:

1998.................................................................................  $     875
1999.................................................................................        459
2000.................................................................................      1,006
2001.................................................................................         85
2002.................................................................................          5
                                                                                       ---------
                                                                                       $   2,430
                                                                                       ---------
                                                                                       ---------

    Based on current rates available to the Company for debt with similar terms, there is not a significant difference between the carrying amounts of the long-term debt and their fair values.

7. NOTES PAYABLE ON REAL ESTATE HELD FOR SALE

    The Company has loans secured by real estate held for sale (the majority of which are construction loans) totaling $76,623 and $67,810 as of December 31, 1997 and 1996, respectively. Interest rates range from 8.25% to 12.0%. Generally, interest only is payable on the real estate loans, with all unpaid principal and interest due at maturity. The unused commitments on real estate loans total $33,684 at December 31, 1997. All real estate loans have been classified as current liabilities on the balance sheet since the loans are expected to be repaid as the related projects are sold (see Note 2).

    Capitalized interest in 1997 and 1996 totaled $1,642 and $539, respectively. At December 31, 1997, $18,000 of the $76,623 real estate loans are recourse to the Company.

                     TRAMMELL CROW COMPANY AND SUBSIDIARIES

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

7. NOTES PAYABLE ON REAL ESTATE HELD FOR SALE (CONTINUED)
    Based on current rates available to the Company for debt with similar terms, there is not a significant difference between the carrying amounts of the notes payable on real estate held for sale and their fair values.

8. STOCKHOLDERS' EQUITY

    Prior to the reincorporation transactions, the Predecessor Company had five classes of common stock, all of which held the same voting rights, except for voting rights with respect to certain specific actions.

    In August 1996, the Predecessor Company completed a private offering to Company employees and directors of 9,634 shares of Class E Common Stock. In connection with the offering, the Company provided financing of $9,394 to stockholders, which is reflected as a reduction of stockholders' equity. These stockholder loans are to be repaid at prime plus .5% interest (9.0% at December 31, 1997). Principal and interest are payable annually and the notes mature in March 2001. Principal and interest payments of $8,214 and $649, respectively, were received in 1997.

    The Company was capitalized with the issuance of 1,000 common shares to a Predecessor Company stockholder. As a result of the Reincorporation Merger, the outstanding shares of common stock of the Predecessor Company were exchanged for 25,502,964 shares of common stock of the Company. The Company also issued 2,295,217 shares of common stock to a Predecessor Company stockholder in exchange for a trade name license.

    On November 24, 1997, the Company's registration statement was declared effective for its initial public offering of 5,750,000 shares of its common stock (including exercise of the over-allotment option of 750,000 shares) at a public offering price of $17.50 per share (the Offering). The proceeds to the Company from the Offering were $90,205, net of offering expenses.

    The holders of shares of the Company's common stock are entitled to one vote for each share held on all matters submitted to a vote of common stockholders. Each share of common stock is entitled to participate equally in dividends, when and if declared, and in the distribution of assets in the event of liquidation, dissolution or winding up of the Company, subject in all cases to any rights of outstanding shares of preferred stock.

    The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related Interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FASB Statement No. 123, "Accounting for Stock-Based Compensation" (FAS No. 123), requires the use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, compensation expense is recognized to the extent the market price of the underlying stock on the date of grant exceeds the exercise price of the option.

    In connection with the reincorporation transactions, the Company assumed the Trammell Crow Company 1997 Option Plan (the Assumed Option Plan), which provided for the issuance of up to 1,626 shares of the Predecessor Company's Class E common stock. On August 1, 1997, the Predecessor Company granted to certain employees options to acquire 1,626 shares of Class E common stock. In connection with the reincorporation transactions, these options were converted into options to purchase 2,423,769 shares of the Company's common stock at an exercise price of $3.85 per share. The options

                     TRAMMELL CROW COMPANY AND SUBSIDIARIES

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

8. STOCKHOLDERS' EQUITY (CONTINUED)
vested at the closing of the Offering and became exercisable 30 days after that date. The options expire 10 years from the date of grant. The Company recognized a non-cash, non-recurring charge to compensation of $33,085 for these options.

    In connection with the Offering, the Company established the Trammell Crow Company Long-Term Incentive Plan (the Long-Term Plan). The Long-Term Plan provides for the issuance of up to 5,334,878 shares of common stock. In connection with the Offering, the Company granted to certain employees options to acquire 2,348,455 shares of common stock at an exercise price of $17.50 per share. The options vest over a three-year period, with one-third vesting on each of the three anniversaries of the grant date, and expire 10 years from the date of grant. In December 1997, the Company granted to non-employee directors of the Company options to acquire 15,822 shares of common stock at an exercise price of $22.75 per share. The options vested immediately upon granting and expire 10 years from the date of grant.

    The Long-Term Plan also provides for the awards of Stock Appreciation Rights, Restricted Stock and Performance Units. No such awards have been made as of December 31, 1997.

    At December 31, 1997, common shares reserved for future issuance under the Assumed Option Plan and the Long-Term Plan total 7,758,647 shares.

    Pro forma information regarding net income and earnings per share is required by FAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions: risk-free interest rates ranging from 5.76% to 6.40%; a dividend yield of 0%; volatility factors of the expected market price of the Company's common stock of 0.318; and a weighted-average expected life of the options of 8 years.

    The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly differently than those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

    For the purpose of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. For the year ended December 31, 1997, the Company's pro forma net loss is $18,473 and pro forma loss per share (basic and diluted) is $.55. These pro forma disclosures are not likely to be representative of the effects on reported net income for future years since few options have vested at December 31, 1997.

                     TRAMMELL CROW COMPANY AND SUBSIDIARIES

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

8. STOCKHOLDERS' EQUITY (CONTINUED)
    A summary of the Company's stock option activity, and related information, for the year ended December 31, 1997 is as follows:

                                                        EXERCISE PRICE OF       EXERCISE PRICE OF
                                                           $3.85 (BELOW       $17.50 TO $22.75 (AT
                                                         MARKET PRICE AT             MARKET
                                                           GRANT DATE)        PRICE AT GRANT DATE)       TOTAL
                                                        ------------------  -------------------------  ----------
OPTIONS OUTSTANDING:
Number of options at January 1, 1997..................          --                     --                  --
Granted...............................................        2,423,769               2,364,277         4,788,046
Exercised.............................................          --                     --                  --
Forfeited.............................................          --                     --                  --
Expired...............................................          --                     --                  --
                                                        ------------------          -----------        ----------
Number of options at December 31, 1997................        2,423,769               2,364,277         4,788,046
                                                        ------------------          -----------        ----------
                                                        ------------------          -----------        ----------
Weighted-average exercise price.......................     $       3.85           $       17.54
Weighted-average fair value of options granted........     $      15.18           $        8.79
Weighted-average remaining contractual life...........        9.6 years               9.9 years

OPTIONS EXERCISABLE:
Number of options.....................................        2,423,769                  15,822         2,439,591
Weighted-average exercise price.......................     $       3.85           $       22.75

9. INCOME TAXES

    Components of deferred income taxes are as follows at December 31:

                                                                             1997       1996
                                                                           ---------  ---------
Assets...................................................................  $  18,946  $   8,047
Liabilities..............................................................       (679)      (163)
                                                                           ---------  ---------
                                                                           $  18,267  $   7,884
                                                                           ---------  ---------
                                                                           ---------  ---------
Current..................................................................  $   3,870  $      88
Noncurrent...............................................................     14,397      7,796
                                                                           ---------  ---------
                                                                           $  18,267  $   7,884
                                                                           ---------  ---------
                                                                           ---------  ---------

                     TRAMMELL CROW COMPANY AND SUBSIDIARIES

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

9. INCOME TAXES (CONTINUED)
    The components of the net deferred tax asset are summarized below as of December 31:

                                                                             1997       1996
                                                                           ---------  ---------
Deferred tax assets
  Deferred compensation..................................................  $   4,395  $   6,856
  Bad debts..............................................................        316        313
  Depreciation...........................................................        507        546
  Basis difference on real estate held for sale..........................      2,012     --
  Compensation expense relating to stock options.........................     12,559     --
  Stock Appreciation Rights Plan Settlement..............................      1,605     --
  Other..................................................................         64        332
                                                                           ---------  ---------
                                                                              21,458      8,047
  Less: Valuation allowance..............................................     (2,512)    --
                                                                           ---------  ---------
  Total deferred tax assets..............................................     18,946      8,047
Deferred tax liabilities
  State taxes............................................................       (523)    --
  Goodwill amortization..................................................       (115)    --
  Other..................................................................        (41)      (163)
                                                                           ---------  ---------
  Total deferred tax liabilities.........................................       (679)      (163)
                                                                           ---------  ---------
Net deferred tax asset...................................................  $  18,267  $   7,884
                                                                           ---------  ---------
                                                                           ---------  ---------

    The provision (benefit) for income taxes consists of the following for the years ended December 31:

                                                                   1997       1996       1995
                                                                 ---------  ---------  ---------
Current
  Federal......................................................  $   1,646  $   5,202  $   4,893
  State........................................................        449      1,022        940
                                                                 ---------  ---------  ---------
                                                                     2,095      6,224      5,833
Deferred
  Federal......................................................     (4,862)     1,602     (2,040)
  State........................................................       (600)    --         --
                                                                 ---------  ---------  ---------
                                                                    (5,462)     1,602     (2,040)
                                                                 ---------  ---------  ---------
                                                                 $  (3,367) $   7,826  $   3,793
                                                                 ---------  ---------  ---------
                                                                 ---------  ---------  ---------

                     TRAMMELL CROW COMPANY AND SUBSIDIARIES

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

9. INCOME TAXES (CONTINUED)

    The differences between the provisions for income taxes and the amounts computed by applying the statutory federal income tax rates to income (loss) before income taxes for the years ended December 31 are:

                                                                    1997       1996       1995
                                                                  ---------  ---------  ---------
Tax at statutory rate applied to income (loss) before income
  taxes.........................................................  $  (5,912) $   6,780  $   2,766
State income taxes, net of federal tax benefit..................       (611)       674        589
Increase in taxes resulting from non-deductible meals,
  entertainment and other.......................................        644        372        438
Valuation allowance.............................................      2,512     --         --
                                                                  ---------  ---------  ---------
                                                                  $  (3,367) $   7,826  $   3,793
                                                                  ---------  ---------  ---------
                                                                  ---------  ---------  ---------

10. OPERATING LEASES

    The Company has commitments under operating leases for office space and office equipment. During the years ended December 31, 1997, 1996 and 1995, rent expense was $6,906, $7,814 and $7,255, including $1,770, $3,037 and $2,987, respectively, paid to affiliates of the Company.

    Minimum future rentals under noncancelable operating lease commitments in effect at December 31, 1997, are as follows:

                                                               AFFILIATE   NONAFFILIATE   TOTAL
                                                              -----------  -----------  ---------
1998........................................................   $     936    $   4,494   $   5,430
1999........................................................         935        2,971       3,906
2000........................................................         882        1,994       2,876
2001........................................................         759        1,401       2,160
2002........................................................         696        1,145       1,841
Thereafter..................................................      --              236         236
                                                              -----------  -----------  ---------
                                                               $   4,208    $  12,241   $  16,449
                                                              -----------  -----------  ---------
                                                              -----------  -----------  ---------

    Rental amounts include fixed operating expense payments but do not include increases for rate escalations.

11. EMPLOYEE BENEFIT PLANS

    The Company's employees participate in a defined contribution savings plan, which provides the opportunity for pretax contributions by employees. The Company matches 50% of the employee's contributions up to 6% of the employee's annual earnings or a maximum of $4.5 per annum. The Company's contribution expense for 1997, 1996, and 1995 was $2,122, $1,741, and $2,154, respectively.

    The Company has a profit sharing plan for key employees (the Profit Sharing
Plan). Each participant has a profit sharing account that is adjusted annually for the participant's percentage of the earnings for a profit sharing unit, cash distributions, tax rate changes, and other adjustments. Distributions to participants

                     TRAMMELL CROW COMPANY AND SUBSIDIARIES

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

11. EMPLOYEE BENEFIT PLANS (CONTINUED)
are limited to Available Cash, as defined. Any difference between the amount expensed and the amount paid to the participants is recorded as deferred compensation. The Company's management board approved the percentage of earnings available to profit sharing participants. Such percentages were approximately 58%, 58% and 73% of earnings before profit sharing, as defined, in 1997, 1996, and 1995, respectively. In connection with the Offering, the Company terminated any future awards under the Profit Sharing Plan.

    Effective January 1, 1993, the Company initiated the All Employee Cash Profit Sharing Program whereby 3% of earnings, as defined, was paid as bonuses to employees not participating in the key employee profit sharing plan. Expense related to the program, which is included in salaries, wages and benefits, was $1,577, $1,205, and $818 in 1997, 1996, and 1995, respectively. In connection with the Offering, the Company terminated this program.

    Effective March 1, 1998, the Company established the Trammell Crow Company Employee Stock Purchase Plan (the ESPP), subject to stockholder approval. Employees may elect to have monthly payroll deductions of 1% to 10%, which is used to purchase, on a semi-annual basis, stock of the Company at a 15% discount from market value. The ESPP is available to all employees. The Company has reserved 1,000,000 shares of common stock for issuance under the ESPP. Shares may also be issued from treasury, if available.

12. GAIN ON DISPOSITION OF REAL ESTATE

    During 1997, the Company sold thirteen real estate projects for an aggregate sale price of $51,542, resulting in a gain on sale of $10,241. During 1996, the Company sold sixteen real estate projects for an aggregate sale price of $48,555, resulting in a gain on sale of $6,630. During 1995, the Company sold nine real estate projects for an aggregate sale price of $43,472, resulting in a gain on sale of $5,026.

    In March 1997, the Company contributed real estate held for sale of $35,400 and the related $35,400 note payable to a partnership and received a 16% limited partner interest. No gain was recognized.

13. ACQUISITIONS

    In August 1997, the Company acquired substantially all of the assets of Doppelt & Company (Doppelt), a Cleveland, Ohio-based company that specializes in new store roll out strategies and problem real estate disposition services. The Company paid $20,658 in cash, issued a promissory note of $6,000, which was prepaid by the Company in November 1997 with 342,857 shares of common stock, and granted the seller the right to receive an additional $2,000 of purchase price if future commissions collected by the Company exceed $7,000, subject to certain reductions. The Company also paid Mr. Doppelt $2,000 as consideration for an employment agreement, which includes non-compete provisions. In connection with the acquisition, which was accounted for using the purchase method of accounting, the Company recorded goodwill of $27,416. The operations of Doppelt are included in the Company's operations from the date of acquisition.

                     TRAMMELL CROW COMPANY AND SUBSIDIARIES

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

14. RELATED PARTY TRANSACTIONS

    In 1997, 1996 and 1995, the Company derived 7%, 9%, and 11%, respectively, of its total revenues from services provided principally to the stockholders of the Company. The fees received are comparable to those charged to unaffiliated customers.

    Under certain agreements, two significant stockholders were entitled to receive royalty and consulting fees totaling approximately 12% of Earnings Before Profit Sharing, as defined. Accrued royalties and consulting fees at December 31, 1997 and 1996, are included in payables to affiliates. These agreements were terminated in connection with the Offering. The Company paid $1,556 to one of the stockholders in January 1998 and has agreed to pay all remaining unpaid amounts by April 15, 1998.

    In conjunction with the issuance of stock in 1996, the Company issued tax loans to the stockholders totaling $4,734 in order for the stockholders to pay the incremental taxes related to the stock purchased. As of December 31, 1997 and 1996, $43 and $1,620, respectively, is outstanding and included in notes and other receivables. These notes bear interest at 5.9% and are due in August 1999; however, these loans may be repaid earlier based on cash available for profit sharing distributions.

    In January 1997, the Company formed a joint venture with an affiliate of one of the stockholders to provide management information services. Both parties share equally in any distributions from the joint venture (none through December 31, 1997). The Company entered into a 5-year management information system agreement with the joint venture for related services and, in 1997, paid fees totaling $4,135 for such services.

15. COMMITMENTS AND CONTINGENCIES

    At December 31, 1997, the Company has guaranteed $37,250 of real estate notes payable of others. These notes are collateralized by the underlying real estate. The Company has outstanding letters of credit totaling $13,163 at December 31, 1997, of which $4,663 was released through February 1998. The remaining letter of credit expires in July 1999.

    In addition, at December 31, 1997, the Company has several completion and budget guarantees relating to development projects. Management does not expect to incur any material losses under these guarantees.

    On November 2, 1997 the Company settled claims asserted by certain former employees arising out of the termination of the Company's Stock Appreciation Rights Plan. In connection with the settlement, the Company paid $127 in 1997 and accrued $4,228 for additional payments which are due by May 1998.

    The Company and its subsidiaries are defendants in other lawsuits that arose in the normal course of business. In management's judgment, the ultimate liability, if any, from such legal proceedings will not have a material effect on the Company's financial position.

                     TRAMMELL CROW COMPANY AND SUBSIDIARIES

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

16. SUPPLEMENTAL CASH FLOW INFORMATION

    Supplemental cash flow information is summarized below for the three years ended December 31:

                                                                  1997       1996       1995
                                                                ---------  ---------  ---------
Interest paid.................................................  $   7,575  $   1,520  $   2,833
Income taxes paid.............................................     10,454      3,288      6,320
Profit sharing distributions paid.............................     21,927     12,021      7,722
Non cash activities for the three years ended December 31:
    Assumption of stockholder loan............................     --         --            327
    Write-off of pursuit costs and intangibles................     --         --            361
    Conversion of deferred compensationbalances to stock......     --         10,670     --
    Stockholder loans.........................................     --          9,394     --
    Payment of stockholder and tax loans with deferred
      compensation balances...................................     12,338     --         --
    Conversion of Doppelt note payable to stock...............      6,000     --         --

17. UNAUDITED INTERIM FINANCIAL INFORMATION

    Unaudited summarized financial information by quarter is as follows:

                                                               QUARTER ENDED
                                             --------------------------------------------------
                                              MARCH 31     JUNE 30   SEPTEMBER 30  DECEMBER 31
                                             -----------  ---------  ------------  ------------
1997:
Total revenues.............................   $  62,098   $  69,344   $   81,797    $  100,400
Net income (loss)..........................       1,601       2,685        4,568       (22,874)

1996:
Total revenues.............................   $  56,397   $  54,299   $   65,515    $   79,244
Net income.................................       1,876       2,093        3,673         4,472

    Quarterly net income (loss) per share is not relevant due to the change in capital structure during the quarter ended December 31, 1997.

    In the fourth quarter of 1997, the Company recognized a non-cash, non-recurring charge to compensation of $33,085 for options granted prior to the Offering at an exercise price substantially less than the fair value (see Note
8). The Company also expensed $4,355 in the fourth quarter relating to settlement of litigation with participants under the Stock Appreciation Rights Plan (see Note 15).

                     TRAMMELL CROW COMPANY AND SUBSIDIARIES

                     CONDENSED CONSOLIDATED BALANCE SHEETS

                                                                                                     DECEMBER 31,
                                                                                                         1997
                                                                                                     ------------
                                                                                      SEPTEMBER 30,
                                                                                          1998
                                                                                      -------------
                                                                                       (UNAUDITED)
                                                                                      (IN THOUSANDS, EXCEPT SHARE
                                                                                          AND PER SHARE DATA)
                                                     ASSETS
Current assets
  Cash and cash equivalents.........................................................   $    76,471    $   96,747
  Accounts receivable, net of allowance for doubtful accounts of
    $586 in 1998 and $955 in 1997...................................................        70,456        40,602
  Receivables from affiliates.......................................................         1,394           926
  Notes and other receivables.......................................................         6,205         4,007
  Income taxes recoverable..........................................................       --              4,939
  Deferred income taxes.............................................................         3,058         3,870
  Real estate held for sale.........................................................       128,058        98,567
  Other current assets..............................................................        10,928         9,220
                                                                                      -------------  ------------
    Total current assets............................................................       296,570       258,878
Furniture and equipment, net........................................................        12,783         6,309
Deferred income taxes...............................................................        11,866        14,397
Investments in unconsolidated subsidiaries..........................................        13,026        11,244
Goodwill, net.......................................................................       103,863        27,111
Other assets........................................................................        28,530         8,297
                                                                                      -------------  ------------
                                                                                       $   466,638    $  326,236
                                                                                      -------------  ------------
                                                                                      -------------  ------------
                                      LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Accounts payable..................................................................   $    25,100    $   18,523
  Accrued expenses..................................................................        69,246        56,270
  Payables to affiliates............................................................         4,930         4,466
  Income taxes payable..............................................................         3,555        --
  Current portion of long-term debt.................................................         1,799           875
  Notes payable on real estate held for sale........................................        77,297        76,623
  Other current liabilities.........................................................         1,493         2,185
                                                                                      -------------  ------------
    Total current liabilities.......................................................       183,420       158,942
Long-term debt, less current portion................................................        93,476         1,555
Deferred compensation...............................................................            57         8,391
Other liabilities...................................................................           245           417
                                                                                      -------------  ------------
    Total liabilities...............................................................       277,198       169,305
Minority interest...................................................................        14,210        19,859
Stockholders' equity
  Preferred stock; $0.01 par value; 30,000,000 shares authorized;
    none issued or outstanding......................................................       --             --
  Common stock; $0.01 par value; 100,000,000 shares authorized;
    34,173,855 and 33,892,038 shares issued and outstanding
    in 1998 and 1997, respectively..................................................           342           339
  Paid-in capital...................................................................       157,663       150,647
  Retained earnings (deficit).......................................................        18,730       (12,734)
  Less: Stockholder loans...........................................................        (1,028)       (1,180)
       Unearned compensation, net...................................................          (477)       --
                                                                                      -------------  ------------
       Total stockholders' equity...................................................       175,230       137,072
                                                                                      -------------  ------------
                                                                                       $   466,638    $  326,236
                                                                                      -------------  ------------
                                                                                      -------------  ------------

                            See accompanying notes.

                     TRAMMELL CROW COMPANY AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                  (UNAUDITED)

                                                                                       FOR THE NINE MONTHS
                                                                                              ENDED
                                                                                          SEPTEMBER 30,
                                                                                      ----------------------
                                                                                         1998        1997
                                                                                      ----------  ----------
                                                                                      (IN THOUSANDS, EXCEPT
                                                                                         PER SHARE DATA)
REVENUES
  Property management services......................................................  $   81,897  $   65,055
  Brokerage services................................................................     100,814      61,692
  Infrastructure management services................................................      74,008      47,954
  Development and construction services.............................................      42,132      27,462
  Retail services...................................................................      11,487       1,912
                                                                                      ----------  ----------
                                                                                         310,338     204,075
  Income from investments in unconsolidated subsidiaries............................       7,151       1,467
  Gain on disposition of real estate................................................      23,455       1,566
  Other income......................................................................       6,012       6,131
                                                                                      ----------  ----------
                                                                                         346,956     213,239

COSTS AND EXPENSES
  Salaries, wages and benefits......................................................     180,509     114,006
  Commissions.......................................................................      43,808      25,379
  General and administrative........................................................      51,371      33,779
  Profit sharing....................................................................      --          15,417
  Depreciation......................................................................       3,385       2,682
  Amortization......................................................................       3,510         592
  Interest..........................................................................       7,782       3,336
  Royalty and consulting fees.......................................................      --           3,167
  Minority interest.................................................................       3,702         280
                                                                                      ----------  ----------
                                                                                         294,067     198,638
                                                                                      ----------  ----------
Income before income taxes..........................................................      52,889      14,601
Income tax expense..................................................................      21,425       5,747
                                                                                      ----------  ----------
Net income..........................................................................  $   31,464  $    8,854
                                                                                      ----------  ----------
                                                                                      ----------  ----------
Earnings per share:
  Basic.............................................................................  $      .93      *
                                                                                      ----------
                                                                                      ----------
  Diluted...........................................................................  $      .87      *
                                                                                      ----------
                                                                                      ----------

------------------------

* Information is not relevant due to change in capital structure.

                            See accompanying notes.

                     TRAMMELL CROW COMPANY AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                  (UNAUDITED)

                                                                                             FOR THE NINE MONTHS
                                                                                             ENDED SEPTEMBER 30,
                                                                                            ----------------------
                                                                                               1998        1997
                                                                                            ----------  ----------
                                                                                                (IN THOUSANDS)
OPERATING ACTIVITIES
  Net income..............................................................................  $   31,464  $    8,854
  Adjustments to reconcile net income to net cash used in operating activities
    Depreciation..........................................................................       3,385       2,682
    Amortization..........................................................................       3,510         592
    Amortization of employment contracts..................................................         693      --
    Minority interest.....................................................................       3,702         280
    Deferred income tax provision.........................................................       4,000         159
    Income from investments in unconsolidated subsidiaries................................      (7,151)     (1,467)
    Gain on disposition of real estate....................................................     (23,455)     (1,566)
    Changes in operating assets and liabilities
      Accounts receivable.................................................................     (26,557)     (4,962)
      Receivables from affiliates.........................................................        (468)        941
      Notes receivable and other assets...................................................     (14,255)     (6,805)
      Expenditures for real estate held for sale..........................................    (140,768)    (59,672)
      Proceeds from sale of real estate...................................................     136,598      39,272
      Proceeds from real estate notes payable.............................................      75,922      56,860
      Payments on real estate notes payable...............................................     (75,248)    (37,386)
      Accounts payable and accrued expenses...............................................      15,758      (7,183)
      Payables to affiliates..............................................................         897      (3,660)
      Income taxes recoverable/payable....................................................       8,494      (2,011)
      Deferred compensation...............................................................      (8,334)      5,843
      Other liabilities...................................................................      (1,373)       (971)
                                                                                            ----------  ----------
Net cash used in operating activities.....................................................     (13,186)    (10,200)
                                                                                            ----------  ----------
INVESTING ACTIVITIES
Expenditures for furniture and equipment..................................................      (7,579)     (2,470)
Acquisitions of real estate service companies.............................................     (92,226)    (22,658)
Investments in unconsolidated subsidiaries................................................      (3,907)     (4,163)
Distributions from unconsolidated subsidiaries............................................       9,278       2,382
Contributions from minority interest......................................................         201       2,009
Distributions to minority interest........................................................      (9,985)       (906)
                                                                                            ----------  ----------
Net cash used in investing activities.....................................................    (104,218)    (25,806)
                                                                                            ----------  ----------
FINANCING ACTIVITIES
Principal payments on debt................................................................     (12,251)    (12,399)
Proceeds from debt........................................................................     102,721      34,372
Proceeds from exercise of stock options...................................................         553      --
Proceeds from issuance of common stock....................................................       5,953      --
Purchase of common stock..................................................................      --            (730)
Collections of stockholder loans..........................................................         152       1,918
Dividends paid............................................................................      --          (8,200)
                                                                                            ----------  ----------
Net cash provided by financing activities.................................................      97,128      14,961
                                                                                            ----------  ----------
Net decrease in cash and cash equivalents.................................................     (20,276)    (21,045)
Cash and cash equivalents, beginning of period............................................      96,747      58,505
                                                                                            ----------  ----------
Cash and cash equivalents, end of period..................................................  $   76,471  $   37,460
                                                                                            ----------  ----------
                                                                                            ----------  ----------

                            See accompanying notes.

                     TRAMMELL CROW COMPANY AND SUBSIDIARIES
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1998
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
                                  (UNAUDITED)

1. GENERAL

    The consolidated interim financial statements of Trammell Crow Company (the Company) included herein have been prepared in accordance with the requirements for interim financial statements and do not include all disclosures required under generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the consolidated financial statements for the year ended December 31, 1997 included herein. In the opinion of management, all adjustments and eliminations, consisting only of recurring adjustments, necessary for a fair presentation of the financial statements for the interim periods have been made. Interim results of operations are not necessarily indicative of the results to be expected for the full year.

    The Company has experienced and expects to continue to experience quarterly variations in revenues and net income as a result of several factors, including the timing of transactions, the commencement of new contracts, revenue mix and the timing of additional selling, general and administrative expenses to support new business activities. The Company's revenues tend to be higher in the last quarter of the year than in the first three quarters because its clients have demonstrated a tendency to close transactions toward the end of the year, which causes the Company to earn more of its revenue under transaction-oriented service contracts in the last quarter of the year. In addition, an increasing percentage of the Company's property management and infrastructure management contracts provide for incentive payments if the Company achieves certain performance targets. Such incentive payments are generally earned in the fourth quarter. The timing and introduction of new contracts and other factors may also cause quarterly fluctuations in the Company's results of operations.

    USE OF ESTIMATES

    The preparation of the financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

    INCOME TAXES

    The provision for income taxes has been included in the accompanying financial statements based on an estimated annual effective tax rate. The differences between the provisions for income taxes and amounts computed by applying the statutory federal income tax rates to income are primarily a result of amortization of goodwill, non-deductible meals and entertainment expenditures, payment of deferred compensation, and the impact of options exercised and expected to be exercised prior to December 31, 1998.

    EARNINGS PER SHARE

    Weighted average shares outstanding used to calculate basic earnings per share were 33,984,517. Weighted average shares outstanding used to calculate diluted earnings were 36,208,762. Employee stock options to purchase 2,224,245 shares of common stock were included in the weighted average shares outstanding used to calculate diluted earnings per share.

                     TRAMMELL CROW COMPANY AND SUBSIDIARIES
        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
                                  (UNAUDITED)

1. GENERAL (CONTINUED)
    RECLASSIFICATIONS

    Certain reclassifications have been made to the 1997 financial statements to conform to the 1998 presentation. Certain revenues and expenses for the period ended September 30, 1998 have been reclassified to conform to the presentation for the quarter and year ended December 31, 1998. As a result, certain revenue and expense items differ from the amounts reported in previously filed documents. These reclassifications do not impact net income.

2. REAL ESTATE HELD FOR SALE

    During the nine months ended September 30, 1998, the Company sold twenty-nine real estate projects for an aggregate sales price of $136,598, resulting in a gain on disposition of $23,455. During the nine months ended September 30, 1997, the Company sold eight real estate projects for an aggregate sales price of $39,272, resulting in a gain on disposition of $1,566.

    In March 1997, the Company contributed real estate held for sale of $35,400 and the related $35,400 note payable to a partnership and received a 16% limited partner interest. No gain was recognized.

3. INVESTMENTS IN UNCONSOLIDATED SUBSIDIARIES

    Operating results for unconsolidated subsidiaries in which the Company has an investment were as follows:

                                                                                 FOR THE NINE
                                                                                 MONTHS ENDED
                                                                                 SEPTEMBER 30,
                                                                                     1998
                                                                                 -------------
Total revenues.................................................................    $  46,661
Total expenses.................................................................      (28,532)
                                                                                 -------------
  Net income...................................................................    $  18,129
                                                                                 -------------
                                                                                 -------------

                     TRAMMELL CROW COMPANY AND SUBSIDIARIES
        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
                                  (UNAUDITED)

4. STOCKHOLDERS' EQUITY

    A summary of the Company's stock option activity for the nine months ended September 30, 1998 is as follows:

                                    EXERCISE PRICE OF       EXERCISE PRICE OF
                                   $3.85 (BELOW MARKET    $17.50 TO $36.00 (AT
                                          PRICE               MARKET PRICE
                                     AT GRANT DATE)          AT GRANT DATE)         TOTAL
                                  ---------------------  -----------------------  ----------
OPTIONS OUTSTANDING:
December 31, 1997...............         2,423,769               2,364,277         4,788,046
Granted.........................           --                      253,885           253,885
Exercised.......................           (62,700)                --                (62,700)
Forfeited.......................           --                     (104,894)         (104,894)
Expired.........................           --                      --                 --
                                        ----------              ----------        ----------
September 30, 1998..............         2,361,069               2,513,268         4,874,337
                                        ----------              ----------        ----------
                                        ----------              ----------        ----------
OPTIONS EXERCISABLE AT SEPTEMBER
  30, 1998......................         2,361,069                  62,769         2,423,838
                                        ----------              ----------        ----------
                                        ----------              ----------        ----------

5. ACQUISITIONS OF REAL ESTATE SERVICE COMPANIES

    In March 1998, the Company purchased all of the issued and outstanding capital stock of Tooley & Company, Inc. ("Tooley"), a California real estate services company primarily engaged in office management and leasing. The Company paid cash of $23,400 for the capital stock, and paid an additional $1,000 to two of the principals of Tooley as consideration for non-compete agreements. The Company also agreed to pay the seller an additional $3,000 of purchase price if Tooley achieves certain performance standards in the future, as well as certain payments based upon the future performance of certain of Tooley's projects. In connection with the acquisition, which was accounted for using the purchase method of accounting, the Company recorded goodwill of $17,016. The operations of Tooley are included in the Company's operations from the date of acquisition. The Company borrowed $23,000 under its credit facility to fund the purchase.

    In May 1998, the Company acquired the business of Fallon Hines & O'Connor, Inc., a Boston, Massachusetts-based commercial real estate brokerage, consulting and advisory firm ("Fallon"). In exchange for substantially all of the assets of Fallon, the Company paid approximately $30,595 in cash and agreed to pay up to an additional $6,000 in cash and/or stock options if the acquired business meets certain performance thresholds. The Company also paid an aggregate of $2,000 to the principals of Fallon in exchange for certain covenants not to compete. In connection with the acquisition, which was accounted for using the purchase method of accounting, the Company recorded goodwill of $29,654. The operations of Fallon are included in the Company's operations from the date of acquisition. The Company borrowed $32,000 under its credit facility to fund the acquisition.

    In July 1998, the Company acquired a portion of the businesses of Faison & Associates ("Faison") and Faison Enterprises, Inc. ("Faison Enterprises"), which are engaged in the development, leasing and management of office and retail properties located primarily in the Midatlantic and Southeast regions of the United States. In exchange for the portion of the businesses acquired, the Company paid $36,107 in cash and delivered a $2,000 promissory note that bears interest at an annual rate of 6.0%. The note

                     TRAMMELL CROW COMPANY AND SUBSIDIARIES
        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
                                  (UNAUDITED)

5. ACQUISITIONS OF REAL ESTATE SERVICE COMPANIES (CONTINUED) matures on April 30, 2000 and is payable in eight equal quarterly installments. In connection with the closing, Mr. Henry Faison and Faison Enterprises purchased an aggregate of 127,828 shares of common stock for $4,000. In addition, the Company entered into a program whereby Faison Enterprises will be given the opportunity to invest in, and provide the financing for, certain retail projects identified through the Company's operations purchased in the acquisition. Faison Enterprises also entered into a long-term services contract with the Company with respect to the properties developed under this program and certain other properties controlled by Mr. Henry Faison.

    In connection with the acquisition, the Company entered into employment agreements with four key employees, including Mr. Faison, and in connection with such employment agreements the Company paid an aggregate of $1,000 in exchange for certain covenants not to compete. The Company authorized the issuance of options to purchase an aggregate of 71,424 shares of common stock at an exercise price per share equal to the fair market value of the common stock on the date of grant to certain employees of the acquired business who were retained after the closing.

    In addition, on August 5, 1998, the Company authorized the grant of an aggregate of 63,490 restricted shares of its common stock to certain employees of the acquired business who were retained after the closing. These shares were issued on October 7, 1998 and will vest on July 2, 2000 if the grantee has been continuously employed by the Company from the date of closing. At the closing, Mr. Henry Faison was elected to serve as a Class III Director of the Company's Board of Directors with a term expiring at the Company's annual meeting of stockholders in 2000. In connection with the acquisition, which was accounted for using the purchase method of accounting, the Company recorded goodwill of $30,670. The Company borrowed $37,105 under its credit facility to fund the acquisition.

6. LONG-TERM DEBT

    Long-term debt consists of the following at:

                                                                       SEPTEMBER 30,  DECEMBER 31,
                                                                           1998           1997
                                                                       -------------  -------------
Borrowings under $150,000 line of credit with a bank.................    $  92,105      $  --
Capital lease obligations............................................        1,061          1,579
Notes payable........................................................        2,109         --
Notes payable to former stockholders.................................       --                851
                                                                       -------------       ------
Total long-term debt.................................................       95,275          2,430
Less current portion of long-term debt...............................        1,799            875
                                                                       -------------       ------
                                                                         $  93,476      $   1,555
                                                                       -------------       ------
                                                                       -------------       ------

    At September 30, 1998, the Company has $51,674 available under its $150,000 line of credit.

7. FINANCIAL INSTRUMENTS

    In September 1998, as required under the Company's line of credit, the Company entered into an interest rate swap to manage market risks related to changes in interest rates. The Company's participation

                     TRAMMELL CROW COMPANY AND SUBSIDIARIES
        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
                                  (UNAUDITED)

7. FINANCIAL INSTRUMENTS (CONTINUED)
in derivative transactions has been designated for hedging purposes, and derivative instruments are not held or issued for trading purposes. At September 30, 1998, the Company has an interest rate swap outstanding with a notional amount of $135,000. This swap agreement establishes a fixed interest pay rate of 5.29% on a portion of the Company's variable rate debt and terminates on June 24, 1999. The weighted average receive rate for the swap agreement is 5.59% for the period.

8. CONTINGENCIES

    At September 30, 1998, the Company has guaranteed $4,837 in aggregate principal amount of real estate notes payable of others. These notes are collateralized by the underlying real estate. The Company has outstanding letters of credit totaling $14,721 at September 30, 1998, which expire at varying dates through January 2004.

    In addition, at September 30, 1998, the Company has several completion and budget guarantees relating to development projects. Management does not expect to incur any material losses under these guarantees.

    The Company and its subsidiaries are defendants in lawsuits that arose in the normal course of business. In management's judgment, the ultimate liability, if any, from such legal proceedings will not have a material effect on the Company's financial position.

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table itemizes the various expenses payable by the Company and the Selling Stockholders in connection with the sale and distribution of the securities offered hereby, other than underwriting discounts and commissions. All of the amounts shown are estimated except the Commission filing fee:

Securities and Exchange Commission filing fee.....................  $  28,574
NASD filing fee...................................................     30,500
Printing expenses.................................................    225,000
Legal fees and expenses...........................................    150,000
Accounting fees and expenses......................................    150,000
Blue Sky fees and expenses........................................     15,000
Custodian fees and expenses.......................................     12,000
Miscellaneous expenses............................................    127,235
                                                                    ---------
    Total.........................................................  $ 738,309
                                                                    ---------
                                                                    ---------

    The Selling Stockholders, except for Crow Family and its affiliates, are responsible for the payment of $502,634 of the total amount of the expenses of issuance and distribution. The remaining amount will be paid by the Company.

15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Section 145 of the DGCL ("Section 145") permits indemnification of directors, officers, agents and controlling persons of a corporation under certain conditions and subject to certain limitations. Article Twelfth of the Certificate of Incorporation of the Company provides that the Company shall indemnify its officers and directors to the maximum extent allowed by the DGCL. Pursuant to Section 145, the Company generally has the power to indemnify its present and former directors and officers against expenses and liabilities incurred by them in connection with any suit to which they are, or are threatened to be made, a party by reason of their serving in those positions so long as they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the registrant, and with respect to any criminal action, so long as they had no reasonable cause to believe their conduct was unlawful. With respect to suits by or in the right of the registrant, however, indemnification is generally limited to attorneys' fees and other expenses and is not available if the person is adjudged to be liable to the registrant, unless the court determines that indemnification is appropriate. The statute expressly provides that the power to indemnify authorized thereby is not exclusive of any rights granted under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The registrant also has the power to purchase and maintain insurance for its directors and officers. The Company maintains officers' and directors' liability insurance which insures against liabilities that officers and directors of the Company may incur in such capacities. Additionally, Article Twelve of the Certificate of Incorporation provides that, in the event that an officer or director files suit against the registrant seeking indemnification of liabilities or expenses incurred, the burden will be on the registrant to prove that the indemnification would not be permitted under the DGCL. The preceding discussion of the registrant's Certificate of Incorporation and Section 145 of the DGCL is not intended to be exhaustive and is qualified in its entirety by the Certificate of Incorporation and Section 145 of the DGCL.

    The Company has entered into indemnification agreements with the Company's directors and officers. Pursuant to such agreements, the Company will, to the extent permitted by applicable law, indemnify such persons against all expenses, judgments, fines and penalties incurred in connection with the defense or settlement of any actions brought against them by reason of the fact that they were directors or officers of the Company or assumed certain responsibilities at the direction of the Company.

    At present, there is no pending litigation or proceeding involving a director or officer of the Company for which indemnification is being sought nor is the Company aware of any threatened litigation that may result in claims for indemnification by any officer or director.

    The Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification by the Underwriters of the Company and its directors and officers, and by the Company and the Selling Stockholders of the Underwriters, for certain liabilities arising under the Securities Act or otherwise.

16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULE

    (A) EXHIBITS

  1.1(1  ) Form of Underwriting Agreement

  2.1(2  ) Agreement and Plan of Merger dated August 22, 1997, among the Company, the
             Predecessor Company, TCC Merger Sub, Inc. and certain other parties thereto

  2.2(2  ) First Amendment to Agreement and Plan of Merger dated as of November 22, 1997

  4.1(2  ) Form of certificate for shares of Common Stock of the Company

  5.1(1  ) Opinion of Vinson & Elkins L.L.P. relating to the Common Stock

  8.1(1  ) Opinion of Vinson & Elkins L.L.P. relating to Certain U.S. Federal Tax
             Considerations for Non-U.S. Holders of Common Stock

 10.1(3  ) Credit Agreement dated as of December 1, 1997, among the Company, NationsBank of Texas, N.A. and Bankers Trust Company

 10.2(4  ) First Amendment of Credit Agreement dated as of December 1, 1997 among the
             Company, NationsBank of Texas, N.A. and Bankers Trust Company--January 29,
             1998

 10.3(4  ) Second Amendment of Credit Agreement dated as of December 1, 1997 among the
             Company, NationsBank of Texas, N.A. and Bankers Trust Company--April 27,
             1998

 10.4(2  ) Form of License Agreement among the Company and CFH Trade-Names, L.P.

 10.5(2  ) Form of Indemnification Agreement, with schedule of signatures

 10.6(2  ) Predecessor Company's 1997 Stock Option Plan

 10.7(2  ) Company's Long-Term Incentive Plan

 10.8(2  ) Company's 1995 Profit Sharing Plan

 10.9(5  ) Company's Employee Stock Purchase Plan

 10.10(2 ) Acquisition Agreement dated August 15, 1997, among the Company, TCRS, Doppelt and Jeffrey J. Doppelt

 10.11(1 ) Master Loan Agreement dated December 22, 1998 between TCC NNN Trading, Inc.
             and KeyBank National Association

 10.12(2 ) Form of Stockholders' Agreement among the Company, Crow Family Partnership
             L.P., CFH Trade-Names, L.P., J. McDonald Williams and certain other signatories thereto

 10.13(6 ) Employment Agreement for Henry J. Faison dated July 2, 1998

 10.14(1 ) Master Construction Loan Agreement dated August 4, 1997 between Trammell Crow
             BTS, Inc. and KeyBank National Association

 10.15(1 ) First Modification to Master Construction Loan Agreement dated August 4, 1997 between Trammell Crow BTS, Inc. and KeyBank National Association--
             September 15, 1997

 10.16(1 ) Second Modification to Master Construction Loan Agreement dated August 4,
             1997 between Trammell Crow BTS, Inc. and KeyBank National Association--May
             12, 1998

 10.17(1 ) Third Modification to Master Construction Loan Agreement dated August 4, 1997 between Trammell Crow BTS, Inc. and KeyBank National Association--June 9,
             1998

 23.1*     Consent of Ernst & Young LLP

 23.2(1  ) Consent of Vinson & Elkins L.L.P. (included as part of Exhibit 5.1)

 24.1*     Power of Attorney (included on signature pages of this Registration
             Statement)

------------------------

*   Filed herewith.

(1)   To be filed by Amendment.

(2) Previously filed as an exhibit to the Company's Registration Statement on Form S-1 (File Number 333-34859) initially filed with the Securities and Exchange Commission on September 3, 1997 and incorporated herein by reference.

(3) Previously filed as an exhibit to the Company's Annual Report on Form 10-K/A for the fiscal year ended December 31, 1997 and incorporated herein by reference.

(4) Previously filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1998 and incorporated herein by reference.

(5) Previously filed as an exhibit to the Company's Registration Statement on Form S-8 (File Number 333-50578) filed with the Securities and Exchange Commission on April 21, 1998 and incorporated herein by reference.

(6) Previously filed as an exhibit to the Company's Registration Statement on Form S-1 (File Number 333-59387) initially filed with the Securities and Exchange Commission on July 17, 1998 and withdrawn on October 9, 1998, and incorporated herein by reference.

    (B) SUPPLEMENTAL FINANCIAL STATEMENT SCHEDULE

    Report of Independent Auditors

    Schedule III--Real Estate Investments and Accumulated Depreciation--Trammell Crow Company and Subsidiaries.

    All other schedules have been intentionally omitted because they are either not required or the information has been included in the Notes to the Consolidated Financial Statements included as part of this Registration Statement.

17. UNDERTAKINGS

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    The undersigned registrant hereby undertakes that for purposes of determining any liability under the Securities Act:

    (1) the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) the filing each of the registrant's annual reports that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    The undersigned registrant hereby further undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas on the 25th day of February, 1999.

                                        TRAMMELL CROW COMPANY

                                        By:          /s/ GEORGE L. LIPPE
                                             -----------------------------------
                                                       George L. Lippe
                                                PRESIDENT AND CHIEF EXECUTIVE
                                                           OFFICER

    KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints George L. Lippe, Robert E. Sulentic, Derek R. McClain and William P. Leiser and each of them, his true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments, including pre- and post-effective amendments, to this Registration Statement, and any registration statement relating to the offering covered by this Registration Statement and filed pursuant to Rule 462(b) under the Securities Act, and to file the same, with exhibits thereto and other documents in connection therewith, with the Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

               NAME                           TITLE                    DATE
  ------------------------------  ------------------------------  ---------------

                                  President, Chief Executive
       /s/ GEORGE L. LIPPE          Officer and Director           February 25,
  ------------------------------    (Principal Executive               1999
         George L. Lippe            Officer)

                                  Executive Vice President,
      /s/ ROBERT E. SULENTIC        Chief Financial Officer and    February 25,
  ------------------------------    Director (Principal                1999
        Robert E. Sulentic          Financial Officer)

      /s/ WILLIAM P. LEISER       Executive Vice President and     February 25,
  ------------------------------    Treasurer (Principal               1999
        William P. Leiser           Accounting Officer)

        /s/ HARLAN R. CROW                                         February 25,
  ------------------------------  Director                             1999
          Harlan R. Crow

               NAME                           TITLE                    DATE
  ------------------------------  ------------------------------  ---------------

     /s/ J. MCDONALD WILLIAMS                                      February 25,
  ------------------------------  Director                             1999
       J. McDonald Williams

      /s/ JAMES D. CARREKER                                        February 25,
  ------------------------------  Director                             1999
        James D. Carreker

     /s/ WILLIAM F. CONCANNON                                      February 25,
  ------------------------------  Director                             1999
       William F. Concannon

        /s/ JAMES R. ERWIN                                         February 25,
  ------------------------------  Director                             1999
          James R. Erwin

      /s/ JEFFREY M. HELLER                                        February 25,
  ------------------------------  Director                             1999
        Jeffrey M. Heller

     /s/ ROWLAND T. MORIARTY                                       February 25,
  ------------------------------  Director                             1999
       Rowland T. Moriarty

       /s/ HENRY J. FAISON        Executive Vice President and     February 25,
  ------------------------------    Director                           1999
         Henry J. Faison

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholders
Trammell Crow Company

    We have audited the consolidated financial statements of Trammell Crow Company (a Delaware corporation; formerly a Texas close corporation) and Subsidiaries as of December 31, 1997 and 1996, and for each of the three years in the period ended December 31, 1997, and have issued our report thereon dated March 4, 1998 (included elsewhere in this Registration Statement). Our audits also included the financial statement schedule listed in Item 16(b) of this Registration Statement. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.

    In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                          ERNST & YOUNG LLP

Dallas, Texas
March 4, 1998

                     TRAMMELL CROW COMPANY AND SUBSIDIARIES

       SCHEDULE III--REAL ESTATE INVESTMENTS AND ACCUMULATED DEPRECIATION
                               DECEMBER 31, 1997
                                 (IN THOUSANDS)

                                                             INITIAL COST
                                                ---------------------------------------     COSTS
                                                             BUILDINGS      FURNITURE     SUBSEQUENT
                                   RELATED                      AND         FIXTURES &        TO
DESCRIPTION                     ENCUMBRANCES      LAND     IMPROVEMENTS     EQUIPMENT     ACQUISITION
------------------------------  -------------   --------   -------------   ------------   ----------
RETAIL:
Diamond Bar--Diamond Bar,
  CA..........................       $ 5,650    $  1,475        $ 4,290        $--        $  --
Dry-Wadsworth--Arvada, CO.....       --              473            495        --                76
Petsmart--Edmond, OK..........         1,434         900        --             --               587
Fairbanks--Fairbanks, AK......         2,136       --  (A)      --             --             2,557
Gateway Plaza--Aurora, CO.....         6,574       1,018          5,793        --                62
Lost Pines--Bastrop, TX.......         1,407         521             40        --             1,214
Village Green--Yorba Linda,
  CA..........................         2,750       1,890          2,316        --            --
Walgreen's--Houston, TX.......         2,440       2,525             35        --            --
OFFICE:
Bowie--Austin, TX.............         1,785         442          1,767        --                78
Kelley Clarke--Portland, OR...         1,955         530        --             --             1,501
INDUSTRIAL:
349 Oyster Point--San
  Francisco, CA...............         3,806       1,577        --             --             2,670
Bolingbrook--Bolingbrook,
  IL..........................         6,239       1,406        --             --             7,061
Centrepoint--Chino, CA........         5,313       4,588        --             --               692
CH-NW Place II--Houston, TX...         5,174         698            176        --             4,292
Cooper--Reno, NV..............         4,074       1,513          2,537        --                23
Dunsirn BTS--Reno, NV.........           451         401        --             --                38
McCormick--Irving, TX.........       --              496        --             --               445
OCP II--Orlando, FL...........         2,478         499          1,751        --             1,444
Peerless--Allen, TX...........         2,424       1,496            102        --             1,761
TC Longmont--Longmont, CO.....         8,300       1,155          6,708        --               136
Wooddale--Wooddale, IL........        11,694       4,034            301        --             7,804
LAND:
56th & Warner--Phoenix, AZ....       --            1,578        --             --                76
AEW #10--Mt. Laurel Township,
  MJ..........................       --              327        --             --            --
Andover--Andover, MA..........       --              291        --             --            --
Chapel Hills--Colorado
  Springs, CO.................           430         770        --             --                35
Cleveland--Cleveland, OH......       --              260        --             --            --
Freeport I--Irving, TX........       --            2,746        --             --            --
Oxnard--Oxnard, CA............       --              280        --             --            --
Quarry Crossing--San Antonio,
  TX..........................       --            2,557        --             --            --
Sadler--Memphis, TN...........       --              123        --             --            --
Silver Lake Pond--Charlotte,
  NC..........................           109         109        --             --            --
Summit Plaza--Orlando, FL.....       --              572        --             --            --
TC Riverside--Belcamp, MD.....       --              919        --             --            --
Westridge at Gateway-Dallas,
  TX..........................       --            1,535        --             --            --
                                -------------   --------   -------------         -----    ----------
  Total.......................       $76,623    $ 39,704        $26,311        $--        $  32,552
                                -------------   --------   -------------         -----    ----------
                                -------------   --------   -------------         -----    ----------

                                                  12/31/97 BALANCE
                                ----------------------------------------------------
                                              BUILDINGS      FURNITURE
                                                 AND         FIXTURES &                  DATE OF       DATE      DEPRECIABLE

DESCRIPTION                       LAND      IMPROVEMENTS     EQUIPMENT     TOTAL(B)    CONSTRUCTION  ACQUIRED     LIVES(C)

------------------------------  ---------   -------------   ------------   ---------   -----------   ---------   ----------

RETAIL:
Diamond Bar--Diamond Bar,
  CA..........................  $   1,475        $ 4,290        $--        $  5,765          1981        1997
Dry-Wadsworth--Arvada, CO.....        473            571        --            1,044          1995        1995
Petsmart--Edmond, OK..........        900            587        --            1,487          1997        1997
Fairbanks--Fairbanks, AK......     --              2,557        --            2,557          1997         n/a
Gateway Plaza--Aurora, CO.....      1,018          5,855        --            6,873          1984        1996
Lost Pines--Bastrop, TX.......        521          1,254        --            1,775          1997        1997
Village Green--Yorba Linda,
  CA..........................      1,890          2,316        --            4,206          1986        1997
Walgreen's--Houston, TX.......      2,525             35        --            2,560          1997        1997
OFFICE:
Bowie--Austin, TX.............        442          1,845        --            2,287          1986        1997
Kelley Clarke--Portland, OR...        530          1,501        --            2,031          1997        1997
INDUSTRIAL:
349 Oyster Point--San
  Francisco, CA...............      1,754          2,493        --            4,247          1997        1997
Bolingbrook--Bolingbrook,
  IL..........................      1,406          7,061        --            8,467          1995        1995
Centrepoint--Chino, CA........      4,588            692        --            5,280     1997/1998        1997
CH-NW Place II--Houston, TX...        698          4,468        --            5,166          1997        1997
Cooper--Reno, NV..............      1,513          2,560        --            4,073          1992        1997
Dunsirn BTS--Reno, NV.........        401             38        --              439          1997        1997
McCormick--Irving, TX.........        761            180        --              941          1997        1997
OCP II--Orlando, FL...........        499          3,195        --            3,694          1982        1997
Peerless--Allen, TX...........      1,508          1,851        --            3,359          1997        1997
TC Longmont--Longmont, CO.....      1,155          6,844        --            7,999     1979/1988        1997
Wooddale--Wooddale, IL........      4,034          8,105        --           12,139     1996/1997        1996
LAND:
56th & Warner--Phoenix, AZ....      1,654        --             --            1,654           n/a        1997
AEW #10--Mt. Laurel Township,
  MJ..........................        327        --             --              327           n/a        1997
Andover--Andover, MA..........        291        --             --              291           n/a        1995
Chapel Hills--Colorado
  Springs, CO.................        805        --             --              805           n/a        1997
Cleveland--Cleveland, OH......        260        --             --              260           n/a        1996
Freeport I--Irving, TX........      2,746        --             --            2,746           n/a        1997
Oxnard--Oxnard, CA............        280        --             --              280           n/a        1996
Quarry Crossing--San Antonio,
  TX..........................      2,557        --             --            2,557           n/a        1997
Sadler--Memphis, TN...........        123        --             --              123           n/a        1997
Silver Lake Pond--Charlotte,
  NC..........................        109        --             --              109           n/a        1997
Summit Plaza--Orlando, FL.....        572        --             --              572           n/a        1997
TC Riverside--Belcamp, MD.....        919        --             --              919           n/a        1997
Westridge at Gateway-Dallas,
  TX..........................      1,535        --             --            1,535           n/a        1997
                                ---------   -------------         -----    ---------
  Total.......................  $  40,269        $58,298        $--        $ 98,567
                                ---------   -------------         -----    ---------
                                ---------   -------------         -----    ---------

----------------------------------
(A) Property is subject to a ground lease.
(B) The aggregate cost for Federal income tax purposes is approximately $103 million.
(C) All real estate investments have been held for sale since acquisition and are therefore not depreciated.

                     TRAMMELL CROW COMPANY AND SUBSIDIARIES

               NOTES TO SCHEDULE III--REAL ESTATE INVESTMENTS AND
                            ACCUMULATED DEPRECIATION

Changes in real estate investments and accumulated depreciation for the three years ended December 31, 1997 are as follows (in thousands):

                                                                                           1997        1996        1995
                                                                                        ----------  ----------  ----------
Real estate investments:
  Balance at beginning of year........................................................  $   71,122  $   20,274  $   20,215
    Additions and improvements........................................................     104,147      92,975      38,549
    Sales and transfers...............................................................     (76,702 (A)    (42,127)    (38,490)
                                                                                        ----------  ----------  ----------
  Balance at end of year..............................................................  $   98,567  $   71,122  $   20,274
                                                                                        ----------  ----------  ----------
                                                                                        ----------  ----------  ----------

------------------------

(A) Includes $35,400 contributed to a partnership in March 1997.

                               INDEX TO EXHIBITS

1.1(1    ) Form of Underwriting Agreement

2.1(2    ) Agreement and Plan of Merger dated August 22, 1997, among the Company, the
             Predecessor Company, TCC Merger Sub, Inc. and certain other parties thereto

2.2(2    ) First Amendment to Agreement and Plan of Merger dated as of November 22,
             1997

4.1(2    ) Form of certificate for shares of Common Stock of the Company

5.1(1    ) Opinion of Vinson & Elkins L.L.P. relating to the Common Stock

8.1(1    ) Opinion of Vinson & Elkins L.L.P. relating to Certain U.S. Federal Tax
             Considerations for Non-U.S. Holders of Common Stock

10.1(3   ) Credit Agreement dated as of December 1, 1997, among the Company,
             NationsBank of Texas, N.A. and Bankers Trust Company

10.2(4   ) First Amendment of Credit Agreement dated as of December 1, 1997 among the
             Company, NationsBank of Texas, N.A. and Bankers Trust Company--January
             29, 1998

10.3(4   ) Second Amendment of Credit Agreement dated as of December 1, 1997 among the Company, NationsBank of Texas, N.A. and Bankers Trust Company--
             April 27, 1998

10.4(2   ) Form of License Agreement among the Company and CFH Trade-Names, L.P.

10.5(2   ) Form of Indemnification Agreement, with schedule of signatures

10.6(2   ) Predecessor Company's 1997 Stock Option Plan

10.7(2   ) Company's Long-Term Incentive Plan

10.8(2   ) Company's 1995 Profit Sharing Plan

10.9(5   ) Company's Employee Stock Purchase Plan

10.10(2  ) Acquisition Agreement dated August 15, 1997, among the Company, TCRS,
             Doppelt and Jeffrey J. Doppelt

10.11(1  ) Master Loan Agreement dated December 22, 1998 between TCC NNN Trading,
             Inc. and KeyBank National Association

10.12(2  ) Form of Stockholders' Agreement among the Company, Crow Family Partnership
             L.P., CFH Trade-Names, L.P., J. McDonald Williams and certain other signatories thereto

10.13(6  ) Employment Agreement for Henry J. Faison dated July 2, 1998

10.14(1  ) Master Construction Loan Agreement dated August 4, 1997 between Trammell
             Crow BTS, Inc. and KeyBank National Association

10.15(1  ) First Modification to Master Construction Loan Agreement dated August 4,
             1997 between Trammell Crow BTS, Inc. and KeyBank National Association--
             September 15, 1997

10.16(1  ) Second Modification to Master Construction Loan Agreement dated August 4,
             1997 between Trammell Crow BTS, Inc. and KeyBank National Association--
             May 12, 1998

10.17(1  ) Third Modification to Master Construction Loan Agreement dated August 4,
             1997 between Trammell Crow BTS, Inc. and KeyBank National
             Association--June 9, 1998

23.1*      Consent of Ernst & Young LLP

23.2(1   ) Consent of Vinson & Elkins L.L.P. (included as part of Exhibit 5.1)

24.1*      Power of Attorney (included on signature pages of this Registration
             Statement)

------------------------

 *  Filed herewith.

  (1) To be filed by Amendment.

  (2) Previously filed as an exhibit to the Company's Registration Statement on Form S-1 (File Number 333-34859) initially filed with the Securities and Exchange Commission on September 3, 1997 and incorporated herein by reference.

  (3) Previously filed as an exhibit to the Company's Annual Report on Form 10-K/A for the fiscal year ended December 31, 1997 and incorporated herein by reference.

  (4) Previously filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1998 and incorporated herein by reference.

  (5) Previously filed as an exhibit to the Company's Registration Statement on Form S-8 (File Number 333-50578) filed with the Securities and Exchange Commission on April 21, 1998 and incorporated herein by reference.

  (6) Previously filed as an exhibit to the Company's Registration Statement on Form S-1 (File Number 333-59387) initially filed with the Securities and Exchange Commission on July 17, 1998 and withdrawn on October 9, 1998, and incorporated herein by reference.